Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying group balance sheets of Harmony Gold Mining Company Limited and its subsidiaries (the “Company”) as of 30 June 2020 and 30 June 2019, and the related group income statements, statements of comprehensive income, statements of changes in shareholders’ equity, and cash flow statements for each of the three years in the period ended 30 June 2020 including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 30 June 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2020 and 30 June 2019, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2020 based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As described in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2020.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of goodwill and mining assets

As described in Notes 2.5, 4, 6, 13 and 14 to the consolidated financial statements, goodwill has a carrying value of R520 million and mining assets, which include mine development costs and mine plant facilities, have a carrying value of R22,147 million. No impairment was recorded in relation to goodwill or mining assets, and no reversal of impairment on mining assets was recorded for the year ended 30 June 2020. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Management conducts an impairment test for other non-financial assets whenever events or changes in circumstances indicate that the carrying amount for each cash generating unit (“CGU”) exceeds its recoverable amount. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible indicators of reversal of impairment when there is objective evidence to indicate that the asset is no longer impaired. The recoverable amount of CGU’s, including allocated goodwill and mining assets, is determined utilising real discounted future cash flows or resource multiples in the case of undeveloped properties and certain resource bases. Management’s future cash flows included significant judgements and assumptions for the calculations of the CGU’s recoverable amounts relating to the commodity prices, resource values, marketable discount rates, exchange rates and annual life-of mine plans. In determining the commodity prices and resource values to be used, management assesses the long-term views of several institutions on commodity prices and based on this, derives the commodity prices and resource values. Gold mineral reserves and resources are estimates of the amount of ounces that can be economically and legally extracted from the group’s properties. The life-of-mine plans are based on proved and probable reserves as included in the Reserve Declaration, which are determined in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC), as well as resources where management has high confidence in the orebody and economical recovery of gold, based on historic and similar geological experience. Due to the volatilities experienced in the markets and the uncertainty in forecasting future cash flows due to the impact of the COVID-19 pandemic, management used various probability scenarios in determining the recoverable amounts for the CGUs. Key assumptions applied in the various probability scenarios include, infection rates and the timing of expected peaks in the provinces in which management’s operations are situated, based on models prepared by the South African government; expected disruptions to production together with mitigation strategies management has in place; potential duration of the impact of the virus and related restrictions in operations; and potential changes to the timing of various cash flows due to the shortened production breaks.

The principal considerations for our determination that performing procedures relating to the impairment of goodwill and mining assets is a critical audit matter are (i) the significant judgment applied by management in determining the recoverable amount for each CGU; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s future cash flows and significant assumptions, including commodity prices, resource values, market discount rates, exchange rates, the annual life-of-mine plans as well as management's probability scenarios used in determining the recoverable amount for each CGU as a result of the impact of the COVID-19 pandemic; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment calculations, including controls over management’s process for developing their estimate of the recoverable amount for each CGU and controls over significant assumptions in the calculation. These procedures also included, among others, testing management’s process for developing the recoverable amount for each CGU, evaluating the appropriateness of the discounted cash flows and resource values per CGU, testing the completeness, accuracy and relevance of the underlying data used in the discounted cash flows and resource values, and evaluating the significant assumptions used by management. These significant assumptions included commodity prices, market discount rates, exchange rates, annual life-of-mine plans, management’s probability scenarios and resource values. Evaluating management’s significant assumptions related to life-of-mine plans and resource values involved (i) evaluating the reasonableness of the cash flow forecasts used in the life-of-mine plans and resource values by comparing the cash flow forecasts to current and historical operational results, the reserves and resources declaration, and final approved budgets, (ii) evaluating the consistency of the prior period forecast to the current year’s forecast, (iii) evaluating the reasonableness of the allocation of the resource values by comparing the resources incorporated in the current year plan to what is included as part of the Reserves Declaration, as well as resources where management has high confidence in the orebody and economical recovery of gold, based on historic and similar geological experience, (iv) evaluating the reasonableness of management’s commodity price, market discount rates, exchange rates against external market and third party data, and (v) evaluating the reasonableness of judgements made in determining the potential impact of COVID-19 on production, the duration of the disruption period and direct costs relating to the pandemic. Professionals with specialised skill and knowledge were used to assist in the evaluation of management’s impairment calculation and certain significant assumptions including commodity prices, exchange rates, marketable discount rates, management’s probability scenarios and resource values.

Deferred taxes

As described in Note 10 to the consolidated financial statements, a deferred tax asset of R531 million was recorded for the year ended 30 June 2020, arising within two companies (Harmony Company and Randfontein Estates). Due to the significant expected increase in the short-term Rand gold price used in the estimation of future taxable profits for the mining operations when compared to prior years, management considered it probable that sufficient future taxable profits will be available against which the tax loss and current deductible temporary differences existing at 30 June 2020 can be utilised. The future profitability of each mine is determined by reference to the life-of-mine plan for that operation and is influenced by factors as described in note 13 in the consolidated financial statements, which includes the significant judgements and assumptions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. When different tax rates apply to different levels of taxable profit, deferred tax assets and liabilities are measured using the average tax rates that are expected to apply to the taxable profit (or tax loss) of the periods in which the temporary differences are expected to reverse. Following the completion of the annual life-of-mine plans, management revised the weighted average deferred tax rates for all the South African operations.

The principal considerations for our determination that performing procedures relating to deferred taxes is a critical audit matter are (i) the significant judgment applied by management when determining future taxable profits to assess the recoverability of the deferred tax assets and determining the deferred tax rates; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s forecasted cash flows used to determine future taxable profits which are impacted by significant assumptions, including commodity prices, exchange rates, annual life-of-mine plans as well as management's probability scenarios used to determine forecasted cash flows as a result of the impact of the COVID-19 pandemic; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's deferred tax calculations, including management’s recoverability assessment on deferred tax assets and, in turn, controls over management’s process for determining the life-of-mine plans. These procedures also included, among others, testing management’s process for developing forecasted cash flows to determine future taxable profits, testing the completeness, accuracy and relevance of the underlying data used in the forecasted cash flows, and evaluating the significant assumptions used by management. These significant assumptions included commodity prices, exchange rates, and annual life-of-mine plans. Evaluating management’s significant assumptions related to life-of-mine plans involved (i) evaluating the reasonableness of the cash flow forecasts used in the life-of-mine plans by comparing the cash flow forecasts to current and historical operational results, the reserves and resources declaration, and final approved budgets, (ii) evaluating the consistency of the prior period forecast to the current year’s forecast, (iii) evaluating the accuracy and completeness of the life-of-mine cash flows included in the determination of the taxable income and the appropriateness of the deferred tax rates,(iv) evaluating the reasonableness of management’s forecasted commodity price and exchange rates against external market and third party data, and (v) evaluating the reasonableness of judgements made in determining the potential impact of COVID-19 on production, the duration of the disruption period and direct costs relating to the pandemic. Professionals with specialised skill and knowledge were used to assist in the evaluation of management’s deferred tax calculations, to assess the viability of management’s deductions applied against taxable income and whether or not these were permitted by taxation legislation and certain significant assumptions including commodity prices, exchange rates and management’s probability scenarios used in determining forecasted cash flows.

/s/ PricewaterhouseCoopers Inc.

Johannesburg, Republic of South Africa
29 October 2020

We have served as the Company's auditor since 1950.

GROUP INCOME STATEMENT
for the year ended 30 June 2020

		SA Rand
Figures in million	Notes	2020	2019	2018

Revenue	5	29 245	26 912	20 452
Cost of sales	6	(25 908)	(28 869)	(23 596)

Production costs		(22 048)	(20 324)	(15 084)
Amortisation and depreciation		(3 508)	(4 054)	(2 570)
Impairment of assets		—	(3 898)	(5 336)
Other items		(352)	(593)	(606)

Gross profit/(loss)		3 337	(1 957)	(3 144)
Corporate, administration and other expenditure		(611)	(731)	(813)
Exploration expenditure		(205)	(148)	(135)
Gains/(losses) on derivatives	18	(1 678)	484	99
Other operating expenses	7	(1 201)	(186)	(667)

Operating loss		(358)	(2 538)	(4 660)
Share of profits from associate	20	94	59	38
Acquisition-related costs	12	(45)	—	(98)
Investment income	8	375	308	343
Finance costs	9	(661)	(575)	(330)

Loss before taxation		(595)	(2 746)	(4 707)
Taxation	10	(255)	139	234

Net loss for the year		(850)	(2 607)	(4 473)

Attributable to:
Non-controlling interest		28	—	—
Owners of the parent		(878)	(2 607)	(4 473)

Loss per ordinary share (cents)
Total loss	11	(164)	(498)	(1 003)

Diluted loss per ordinary share (cents)
Total diluted loss	11	(166)	(500)	(1 004)

The accompanying notes are an integral part of these consolidated financial statements.

GROUP STATEMENT OF COMPREHENSIVE INCOME
for the year ended 30 June 2020

		SA Rand
Figures in million	Notes	2020	2019	2018

Net loss for the year		(850)	(2 607)	(4 473)
Other comprehensive income for the year, net of income tax		(1 958)	(684)	(660)

Items that may be reclassified subsequently to profit or loss	24	(1 998)	(677)	(647)

Foreign exchange translation gain/(loss)		1 199	(50)	83
Remeasurement of gold hedging contracts		(3 197)	(627)	(730)

Items that will not be reclassified to profit or loss:	24	40	(7)	(13)
Gain on assets measured at fair value through other comprehensive income		25	—	—
Remeasurement of retirement benefit obligation
Actuarial gain/(loss) recognised during the year		17	(7)	(11)
Deferred taxation thereon		(2)	—	(2)

Total comprehensive income for the year		(2 808)	(3 291)	(5 133)

Attributable to:
Non-controlling interest		12	—	—
Owners of the parent		(2 820)	(3 291)	(5 133)

The accompanying notes are an integral part of these consolidated financial statements.

GROUP BALANCE SHEET

		SA Rand
Figures in million	Notes	At 30 June 2020	At 30 June 2019

ASSETS

Non-current assets

Property, plant and equipment	13	29 186	27 749
Intangible assets	14	536	533
Restricted cash	15	107	92
Restricted investments	16	3 535	3 301
Investments in associates	20	146	110
Inventories	22	47	43
Deferred tax assets	10	531	1
Other non-current assets	17	388	333
Derivative financial assets	18	50	197

Total non-current assets		34 526	32 359

Current assets

Inventories	22	2 421	1 967
Restricted cash	15	62	44
Trade and other receivables	19	1 308	1 064
Derivative financial assets	18	18	309
Cash and cash equivalents		6 357	993

Total current assets		10 166	4 377
Total assets		44 692	36 736

EQUITY AND LIABILITIES

Share capital and reserves

Attributable to equity holders of the parent company		23 371	22 614
Share capital and premium	23	32 937	29 551
Other reserves	24	3 017	4 773
Accumulated loss		(12 583)	(11 710)
Non-controlling interest		4	—

Total equity		23 375	22 614

Non-current liabilities

Deferred tax liabilities	10	996	688
Provision for environmental rehabilitation	25	3 408	3 054
Provision for silicosis settlement	26	717	942
Retirement benefit obligation	27	193	201
Borrowings	30	7 463	5 826
Other non-current liabilities	29	101	5
Derivative financial liabilities	18	879	172

Total non-current liabilities		13 757	10 888

Current liabilities

Provision for silicosis settlement	26	175	—
Borrowings	30	255	89
Trade and other payables	31	3 006	2 875
Derivative financial liabilities	18	4 124	270

Total current liabilities		7 560	3 234
Total equity and liabilities		44 692	36 736

The accompanying notes are an integral part of these consolidated financial statements.

GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
for the year ended 30 June 2020

	Number of ordinary shares issued	Share capital and premium	Accumulated loss	Other reserves	Non controlling interest	Total

Notes	23	23		24	34

Figures in million (SA Rand)

Balance – 30 June 2017	439 957 199	28 336	(4 486)	5 441	—	29 291

Issue of shares
– Shares issued and fully paid	55 055 050	1 004	—	—	—	1 004
– Exercise of employee share options	5 239 502	—	—	—	—	—
Share-based payments	—	—	—	374	—	374
Net loss for the year	—	—	(4 473)	—	—	(4 473)
Other comprehensive income for the year	—	—	—	(660)	—	(660)
Reclassification from other reserves	—	—	10	(10)	—	—
Dividends paid	—	—	(154)	—	—	(154)

Balance – 30 June 2018	500 251 751	29 340	(9 103)	5 145	—	25 382

Impact of adopting IFRS 9	—	—	—	82	—	82

Re-presented opening balance - 1 July 2018	500 251 751	29 340	(9 103)	5 227	—	25 464

Issue of shares
– Shares issued and fully paid	11 032 623	211	—	—	—	211
– Exercise of employee share options	21 856 821	—	—	—	—	—
– Harmony ESOP Trust	6 700 000	—	—	—	—	—
Share-based payments	—	—	—	230	—	230
Net loss for the year	—	—	(2 607)	—	—	(2 607)
Other comprehensive income for the year	—	—	—	(684)	—	(684)

Balance – 30 June 2019	539 841 195	29 551	(11 710)	4 773	—	22 614

Issue of shares
– Shares issued and fully paid	60 278 260	3 386	—	—	—	3 386
– Exercise of employee share options	3 023 251	—	—	—	—	—
Share-based payments	—	—	—	186	—	186
Recognition of non-controlling interest	—	—	5	—	(5)	—
Net loss for the year	—	—	(878)	—	28	(850)
Other comprehensive income for the year	—	—	—	(1 942)	(16)	(1 958)
Dividends paid	—	—	—	—	(3)	(3)

Balance – 30 June 2020	603 142 706	32 937	(12 583)	3 017	4	23 375

The accompanying notes are an integral part of these consolidated financial statements.

GROUP CASH FLOW STATEMENT
for the year ended 30 June 2020

		SA Rand
Figures in million	Notes	2020	2019	2018

CASH FLOW FROM OPERATING ACTIVITIES

Cash generated by operations	32	5 031	5 052	4 289
Interest received		86	69	82
Interest paid		(370)	(387)	(180)
Income and mining taxes paid		(24)	(55)	(307)

Cash generated by operating activities		4 723	4 679	3 884

CASH FLOW FROM INVESTING ACTIVITIES

Increase in restricted cash		(21)	(15)	(32)
Decrease in amounts invested in restricted investments	16	5	187	—
Acquisition of Moab Khotsong	12	—	—	(3 474)
Additions to intangible assets	14	(8)	(1)	(9)
Redemption of preference shares from associates	20	59	32	—
Capital distributions from investments	17	7	30	—
Proceeds from disposal of property, plant and equipment		2	5	2
Additions to property, plant and equipment		(3 602)	(5 035)	(4 562)

Cash utilised by investing activities		(3 558)	(4 797)	(8 075)

CASH FLOW FROM FINANCING ACTIVITIES

Borrowings raised	30	6 541	1 522	6 937
Borrowings repaid	30	(5 661)	(1 353)	(4 063)
Proceeds from the issue of shares	23	3 466	211	1 003
Dividends paid	11	(3)	—	(154)
Lease payments	28	(38)	—	—

Cash generated from financing activities		4 305	380	3 723
Foreign currency translation adjustments		(106)	25	(72)
Net increase/(decrease) in cash and cash equivalents		5 364	287	(540)
Cash and cash equivalents - beginning of year		993	706	1 246

Cash and cash equivalents - end of year		6 357	993	706

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 30 June 2020

1	GENERAL INFORMATION

Harmony Gold Mining Company Limited (the company) and its subsidiaries (collectively Harmony or the group) are engaged in gold mining and related activities, including exploration, extraction and processing. Gold bullion, the group’s principal product, is currently produced at its operations in South Africa and Papua New Guinea (PNG). Uranium and silver are produced as by-products.

The company is a public company, incorporated and domiciled in South Africa. The address of its registered office is Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, 1759.

The consolidated financial statements were authorised for issue by the board of directors on 29 October 2020.

2	ACCOUNTING POLICIES

BASIS OF PREPARATION

The principal accounting policies applied in the preparation of the consolidated financial statements have been consistently applied in all years presented except for the changes as described under "Recent accounting developments" below.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee (IFRIC) Interpretations (collectively IFRS).

The consolidated financial statements have been prepared on a going concern basis.

The consolidated financial statements have been prepared to the nearest million and rounding may cause differences.

RECENT ACCOUNTING DEVELOPMENTS

New standards, amendments to standards and interpretations to existing standards adopted by the group

During the financial year, the following new standards, amendments to standards and interpretations to existing standards were adopted by the group. No other standards and amendments to standards that became effective during the 2020 year had a material impact on the consolidated financial statements.

Impact of the adoption of IFRS 16 Leases

Scope of IFRS 16
IFRS 16 replaces the previous accounting standard on leases, IAS 17 Leases and related Interpretations. The new standard introduces a single lease accounting model and requires a lessee to capitalise most leases with certain exemptions. A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

Transition
The group has elected to apply IFRS 16 utilising the modified retrospective approach, under which the cumulative effect of adopting the new standard is recognised as an adjustment to the opening balance of retained earnings at 1 July 2019 with no restatement of comparative information. The cumulative effect of adopting the standard had no impact on opening retained earnings and resulted in the recognition of right-of-use assets, lease liabilities and the resultant deferred tax. The group has reassessed all contracts in determining the lease population. Refer to note 28 for details on the amount of right-of-use assets and lease liabilities recognised as well as the incremental borrowing rates used.

Transition options

•
The group has elected to recognise the right-of-use assets at an amount equal to the lease liability at 1 July 2019 together with the ability to set off deferred tax assets and liabilities resulting from the leased assets and liabilities. The lease liabilities were measured at the present value of the remaining lease payments at 1 July 2019 and discounted using the relevant incremental borrowing rate; and

•	The accounting for operating leases with a remaining lease term of less than 12 months as at date of adoption have been classified as short-term leases and have not been recorded on the balance sheet.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

2	ACCOUNTING POLICIES continued

RECENT ACCOUNTING DEVELOPMENTS continued

New standards, amendments to standards and interpretations to existing standards adopted by the group continued

Impact of the adoption of IFRS 16 Leases continued

Practical expedients applied

•
The low value lease exemption - the group has elected to take the low value exemption with a value of R50 000 for the individual leased asset value and also applied its accounting policy on capitalisation of assets based on IAS 1 materiality assessment;

•	The short-term lease exemption - leases with a duration of less than a year will be expensed in the income statement on a straight-line basis;

•	Use of hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease where appropriate;

•
Non-lease components - the group has applied the practical expedient not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component for the classes of underlying asset where it is appropriate to do so; and

•	Exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application.

Accounting policy
The leases accounting policy is applicable from 1 July 2019. Refer to note 28 for the policy.

IFRS 16 Leases (Amendment)

On 1 June 2020, the IASB issued COVID-19-Related Rent Concessions, which amended IFRS 16 Leases.The amendment permits lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and instead to account for those rent concessions as if they are not lease modifications. The amendment does not affect lessors. To provide the practical expedient when needed most, the IASB enabled immediate application of the amendment in any financial statements—interim or annual—not authorised for issue at the date the amendment was issued. The amendments did not have a material impact on the group.

IAS 19 Employee Benefits (Amendment)

The amendments require an entity to use the updated assumptions from a remeasurement of net defined benefit liability or asset resulting from a plan amendment, curtailment or settlement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments apply for annual periods beginning on or after 1 January 2019.
The amendments did not have a material impact on the group.

IAS 23 Borrowing Costs (Amendment)

The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings.The amendments apply for annual periods beginning on or after 1 January 2019. The amendments did not have a material impact on the group.

IAS 28 Investments in Associates and Joint Ventures (Amendment)

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate and joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. The amendments apply for annual periods beginning on or after 1 January 2019. The amendments did not have a material impact on the group.

IFRIC 23 Uncertainty over Income Tax Treatments

The interpretation specifies how an entity should reflect the effects of uncertainties in accounting for income taxes and is effective for annual periods beginning on or after 1 January 2019. IFRIC 23 specifically clarifies how to incorporate this uncertainty into the measurement of tax as reported in the consolidated financial statements. The interpretation does not introduce any new disclosures but reinforces the need to comply with existing disclosure requirements about judgements made, assumptions and other estimates used and the potential impact of uncertainties that are not reflected. The interpretation did not have a material impact on the group.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

2	ACCOUNTING POLICIES continued

RECENT ACCOUNTING DEVELOPMENTS continued

New standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted

At the date of authorisation of these financial statements, the standards, amendments to standards and interpretations listed below were in issue but not yet effective. These new standards and interpretations have not been early adopted by the group and the group plans on adopting these standards, amendments to standards and interpretations on the dates when they become effective.

IFRS 3 Business Combinations (Amendment)

These amendments are effective for annual periods beginning on or after 1 January 2020 and make it easier for companies to decide whether activities and assets they acquire are a business or merely a group of assets. The amendments:

•
Confirm that a business must include inputs and a process, and clarified that: (i) the process must be substantive and (ii) the inputs and process must together significantly contribute to creating outputs;

•
Narrow the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs; and

•
Add a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets.

All acquisitions going forward will be assessed using these amendments. Refer to note 12. The amendments are not expected to have a material impact on the group.

IFRS 7 Financial Instrument: Disclosures and IFRS 9 Financial Instruments (Amendment)

The IASB issued an amendment to IFRS 9, IAS 39 and IFRS 7 insofar as they are affected by the Interest Rate Benchmark Reform and uncertainty during the reform period. The amendment addresses only the following hedge accounting requirements that are based on a forward-looking analysis:

•	The highly probable requirement;

•	Prospective assessments; and

•	Separately identifiable risk components.

The amendments also require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. Other than these specific amendments, the hedge accounting requirements would be unchanged. This amendment is effective for annual periods beginning on or after 1 January 2020. The amendments are not expected to have a material impact on the group.

IFRS 7 Financial Instrument: Disclosures and IFRS 9 Financial Instruments (Amendment)

The IASB has published 'Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)' with amendments that address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate (replacement issues). The amendments are effective for annual periods beginning on or after 1 January 2021, with earlier application permitted. Harmony is still assessing the impact of this amendment.

IFRS 9 Financial Instruments (Amendment)

The amendment to IFRS 9 clarifies the fees a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. This amendment is effective for annual periods beginning on or after 1 January 2022. The amendment is not expected to have a material impact on the group.

IAS 1 Presentation of Financial Statements (Amendment)

The IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The amendments are effective from annual reporting periods beginning on or after 1 January 2023. The amendments are not expected to have a material impact on the group.

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
(Amendment)

The amendments, effective for annual periods beginning on or after 1 January 2020, clarify and align the definition of "material" and provide guidance to help improve consistency in the application of materiality whenever it is used in IFRS Standards.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

2	ACCOUNTING POLICIES continued

RECENT ACCOUNTING DEVELOPMENTS continued

New standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted continued

IAS 16 Property, Plant and Equipment (Amendment)

The IASB issued Property, Plant and Equipment—Proceeds before Intended Use, which prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss. This amendment is effective for annual periods beginning on or after 1 January 2022. Management is currently assessing the impact this would have on the group.

IAS 37 Provisions, Contingent Liabilities and Contingent Assets (Amendment)

The IASB issued Onerous Contracts–Cost of Fulfilling a Contract, which specifies which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. This amendment is effective for annual periods beginning on or after 1 January 2022. The amendment is not expected to have a material impact on the group.

MEASUREMENT BASIS

The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities which are measured at fair value through profit or loss or other comprehensive income - refer to note 37.

GROUP ACCOUNTING POLICIES

Accounting policies are included in the relevant notes to the consolidated financial statements and have been highlighted between red lines in the notes to the consolidated financial statements. The accounting policies that follow are applied throughout the financial statements.

2.1	Consolidation

The group recognises that control is the single basis for consolidation for all types of entities in accordance with IFRS 10 – Consolidated Financial Statements.

The consolidated financial information includes the financial statements of the company, its subsidiaries, interest in associates and joint arrangements and structured entities. Where the group has no control over an entity, that entity is not consolidated.

Control
The group, regardless of the nature of its involvement with an entity, shall determine whether it is a parent by assessing whether it controls the investee.

The group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

(i) Subsidiaries
Subsidiaries are entities over which the group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the group up until when that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the group.

The group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of an acquiree is the fair value of the assets transferred, liabilities incurred and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previously held equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognised directly in the income statement below operating profit or loss.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

2	ACCOUNTING POLICIES continued

GROUP ACCOUNTING POLICIES continued

2.1	Consolidation continued

(ii) Associates
Associates are entities in which the group has significant influence, but not control, over operational and financial policies. This may be when there is a shareholding of between 20% and 50% of the voting rights or when significant influence can be otherwise demonstrated, for example where the group has the right of representation on the board of directors, or other governing body, of the entity.

Investments in associates are accounted for by using the equity method of accounting, and are initially recognised at cost. The group’s investment in associates includes goodwill identified on acquisition. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. The group’s share of the associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post acquisition movement in reserves is recognised in other reserves. When the group’s share of losses in an associate equals or exceeds its interest in the associate, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written off in the period in which such impairment is identified.

Accounting policies of associates have been reviewed to ensure consistency with the policies adopted by the group.

(iii) Joint arrangements
Joint arrangements are arrangements of which two or more parties have joint control and are contractually bound. The joint arrangement can either be a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have the right to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators. A joint venture is a joint arrangement where the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Those parties are called joint venturers.

For interest in joint operations, the group includes its share of the joint operations' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements.

Where an additional interest in a joint operation is acquired, the principles of IFRS 3 are applied to account for the transaction.

The group recognises the portion of gains or losses on the sale of assets by the group to the joint operation that is attributable to the other joint operators. The group does not recognise its share of profits or losses from the joint operation that results from the purchase of assets by the group from the joint operation until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

The group recognises its interest in a joint venture as an investment and accounts for it using the equity accounting method.

(iv) Structured entities
A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

The accounting treatment for a structured entity will fall into one of the aforementioned categories (i to iii) depending on whether the group has control over that structured entity.

2.2	Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South African Rand, which is the group’s presentation currency.

References to “A$” refers to Australian currency, “R” to South African currency, “$” or “US$” to United States currency and “K” or “kina” to Papua New Guinean currency.

(ii) Transactions and balances
Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation to year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. This includes the gains and losses on the translation of the US$-denominated facilities. Gains and losses recognised in the income statement are included in the determination of other operating expenses.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

2	ACCOUNTING POLICIES continued

GROUP ACCOUNTING POLICIES continued

2.2	Foreign currency translation continued

(iii) Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet while equity items are translated at historic rates;

•
Income and expenses for each income statement are translated at average exchange rates (the rate on the date of the transaction is used if the average is not a reasonable rate for the translation of the transaction);

•	All resulting exchange differences are recognised as a separate component of other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold or control is otherwise lost, exchange differences that were recorded in other comprehensive income are recognised in profit or loss in the period of the disposal or change in control. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.3	Derivatives and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The difference between the fair value of the derivative at initial recognition and expected forward transaction price is deferred and recognised as a day one gain or loss. The day one gain or loss is amortised over the derivative contract period and recognised in profit or loss in gains/losses on derivatives.

The full fair value of a derivative is classified as a non-current asset or liability when the remaining maturity is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months.

(i) Cash flow hedge
The group designates certain derivatives as hedges of a particular risk associated with the cash flows of highly probable forecast transactions (cash flow hedges). At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The group documents its risk management objective and strategy for undertaking its hedge transactions.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within gains/losses on derivatives.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the forecast sale that is hedged takes place and affects profit or loss. The gain or loss relating to the effective portion of the Rand and US$ gold forward sales contracts is recognised in profit or loss within revenue.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction that was hedged is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

(ii) Derivatives not designated for hedge accounting purposes
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value as well as gains and losses on expiry, disposal or termination of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in gains/losses on derivatives.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

2	ACCOUNTING POLICIES continued

GROUP ACCOUNTING POLICIES continued

2.4	Exploration expenditure

The group has elected to expense all exploration and evaluation expenditures until it is concluded that the project is technically feasible and commercially viable, and that future economic benefits are therefore probable. The information used to make that determination depends on the level of exploration as well as the degree of confidence in the ore body as set out below.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the technical and commercial viability of the project has been demonstrated usually through the completion of a final feasibility study. However, in certain instances, the technical and commercial viability of the deposit may be demonstrated at an earlier stage, for example where an extended feasibility study is conducted and the underlying feasibility study in respect of specific components of the mineral deposit has advanced to such a stage that significant commercially viable reserves has been established, and the other criteria for the recognition of an asset have been met. At this point the expenditure is capitalised as mine development cost to the extent that future economic benefits are expected.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the group is able to demonstrate that future economic benefits are probable through the completion of a feasibility study, after which the expenditure is capitalised as mine development cost to the extent that future economic benefits are expected. A ‘feasibility study’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allows the group to conclude that the project is technically feasible and commercially viable.

Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a feasibility study. This economic evaluation is distinguished from a feasibility study in that some of the information that would normally be determined in a feasibility study is instead obtained from the existing mine or development. This information, when combined with existing knowledge of the mineral property already being mined or developed, allows the directors to conclude that the project is technically feasible and commercially viable.

2.5	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation or depreciation and are tested annually for impairment or when there is an indication of impairment.

Assets that are subject to amortisation are reviewed annually on 30 June for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating unit or CGU). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent from the cash flows of other shafts and assets belonging to the group.

Fair value less cost to sell is generally determined by using discounted estimated after-tax future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, all based on life-of-mine (LoM) plans. Future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and risk specific to the asset. Refer to note 13 for detail.

The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from reserves and resources and all related exploration stage mineral interests (except for other mine-related exploration potential and greenfields exploration potential discussed separately below) after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such related exploration stage mineral interests will be risk adjusted based on management’s relative confidence in such materials.

In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. With the exception of other mine-related exploration potential and greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

2	ACCOUNTING POLICIES continued

GROUP ACCOUNTING POLICIES continued

2.5	Impairment of non-financial assets continued

In the case of mineral interests associated with other mine-related exploration potential and greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties, if any. Assumptions underlying future cash flow estimates are subject to significant risks and uncertainties.

Impairment losses on goodwill are recognised immediately in the income statement and are not reversed. The impairment testing is performed annually on 30 June or when events or changes in circumstances indicate that it may be impaired.

Non-financial assets other than goodwill that suffered an impairment are reviewed annually for possible reversal of the impairment at 30 June. Reversal of impairments is also considered when there is objective evidence to indicate that the asset is no longer impaired. Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not higher than the carrying value that would have been determined had no impairment been recognised in prior years.

2.6	Operating profit

The group defines operating profit as the profit earned from the normal core mining operations. In reporting operating profit in the income statement, transactions for capital transactions involving subsidiaries, joint arrangements and associates are excluded from operating profit as these are not considered to be part of the mining operations of the Harmony group. Any gains or losses on capital transactions are presented below the operating profit line.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the financial statements in conformity with IFRS requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Refer to the specific notes below for further information on the key accounting estimates and assumptions applied.

•	Estimate of taxation – note 10;

•	Recognition of deferred tax asset – note 10;

•	Gold mineral reserves and resources – note 13;

•	Production start date – note 13;

•	Stripping activities – note 13;

•	Impairment of assets – note 13;

•	Depreciation of property plant and equipment – note 13;

•	Exploration and evaluation assets – note 13;

•	Impairment of goodwill – note 14;

•	Valuation of interest in associate – note 20;

•	Provision for stock obsolescence - note 22;

•	Estimate of exposure and liabilities with regard to rehabilitation costs – note 25;

•	Estimate of provision for silicosis settlement – note 26;

•	Estimate of employee benefit liabilities – note 27;

•	Leases - note 28;

•	Fair value of share-based payments – note 34;

•	Assessment of contingencies – note 36; and

•	Valuation of derivative financial instruments – note 37.

4.	COVID-19 IMPACT

SOUTH AFRICA

On 27 March 2020, South Africa was placed under national lockdown, to curb the spread of the Coronavirus (COVID-19) and allow the country time in which to prepare for the demands the pandemic would have on its health care system. All of Harmony’s underground operations were placed on care and maintenance, with the surface operations permitted to continue working at close to full capacity.

Harmony rolled out a risk assessment-based COVID-19 prevention strategy across all of its operations before the lockdown was announced. The objective of the risk assessment was to identify, evaluate and rank the hazards associated with any exposures to COVID-19 and potential infections. It allowed the company to reduce or eliminate the probability of an employee contracting COVID-19 and to limit the severity should an employee be infected.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

4.	COVID-19 IMPACT continued

SOUTH AFRICA continued

Harmony has been managing COVID-19 related health risks through the following measures:

•	a risk awareness campaign through various communication channels;

•	identification of high-risk employees;

•	the compulsory use of preventative personal protection equipment, which includes face masks, in designated areas in the workplace, increased hand washing and social distancing;

•	the sanitation of common areas and surfaces on a regular basis during the day;

•	placement of hand sanitisers and additional hand washing stations at the surface areas of the mines;

•	group meetings are avoided and where possible, meetings are conducted virtually in the form of tele-conferences or video-conferences;

•	implementation of work from home practices for central services and corporate office;

•	implementation of a comprehensive employee wellness monitoring and support programme, which includes a COVID-19 hotline.

On 1 May 2020, South African underground operations were granted concessions to start producing at a maximum capacity of 50% and as of 1 June 2020, operational restrictions were lifted further to allow the mining industry to operate at 100% of its labour capacity. Harmony’s COVID-19 Standard Operating Procedure (SOP) was adopted and rolled out, ensuring a safe return to work for each of its employees. Harmony’s SOP was informed by guidelines provided by the Department of Mineral Resources and Energy, the National Council for Infectious Diseases and the World Health Organisation.

The SOP included the transport of South African employees from remote labour-sending areas back to the company's mines. All requisite staffing, facilities and equipment were put in place to ensure rigorous screening as employees return to work and when at work, as well as isolate or quarantine employees infected by or exposed to COVID-19, with subsequent testing and treatment. Return to work has progressed smoothly albeit slowly, with the return of foreign nationals to South Africa taking longer than anticipated.

PAPUA NEW GUINEA

Harmony’s Hidden Valley mine in Papua New Guinea has continued to operate at 100% of its labour capacity during the COVID-19 State of Emergency declared in that country. The delivery of essential supplies to the mine has continued, with strict isolation control measures in place. All non-essential staff has been removed from site and certain activities and expenditures have been curtailed to focus on safe, profitable operations during the pandemic. Protocols were adopted to allow the safe movement of personnel to and from site during this period.

FINANCIAL RISK MANAGEMENT

The effects of COVID-19 and other macro developments have increased financial risks such as exchange rate, interest rate and commodity price volatility, while also impacting on liquidity and credit risk. Management has put various measures in place to mitigate and/or manage the risks and continues to monitor the situation closely. Refer to note 37 for additional detail.

Balance sheet protection and liquidity measures

The company committed to several measures to protect its balance sheet in the face of the global pandemic. These included cash preservation, the suspension of exploration and major capital projects and declaration of force majeure on select supplier agreements. Specific measures aimed at ensuring liquidity were undertaken, such as restructuring a portion of the derivatives maturing during April and May 2020 into the first three quarters of the new financial year, as well as drawing down on the Rand and US Dollar facilities.

During June 2020, the company's lenders agreed to relax certain requirements for compliance with debt covenants until December 2020. Refer to note 30 for disclosures on debt covenants.

Market impact

Exchange rates

Due to the impact of the COVID-19 pandemic, the Rand has weakened significantly from the beginning of the 2020 calendar year, which was at levels of around R14.00/US$1, to its weakest level at the beginning of April 2020 of R19.05. The Rand strengthened through May and June and the Rand closed at R17.32 on 30 June 2020. The Rand started weakening against the Australian dollar in April 2020 and closed at R11.96/A$1 on 30 June 2020, a 21% decrease in value. These movements in the currencies expose the group's operations to foreign currency gains and losses on foreign-denominated receivables and liabilities, including derivatives, and also impact the group’s translation of its international operating results and net assets into its Rand presentation currency, which resulted in a foreign exchange translation movement of R1.2 billion in other comprehensive income.

The most significant impact was on the increase in the Rand gold price Harmony received on its gold sales, of which R2.3 billion of the increase in revenue can be attributed to the weakening of the Rand. This was calculated by multiplying actual kilograms sold in the 2020 financial year by the variance in the average exchange rates year on year and 2019's average US$ gold price received.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

4.	COVID-19 IMPACT continued

FINANCIAL RISK MANAGEMENT continued

Market impact continued

Commodity prices

Gold prices have rallied to an all-time high following the global economic fallout of COVID-19 and ongoing geopolitical uncertainty supporting its safe haven status with investors. The price of gold in US$ terms increased significantly over the period, closing at US$1 781/oz on 30 June 2020. This is a 26% increase from the closing price of US$1 410/oz on 30 June 2019. The average spot gold price received (that is, excluding the impact of hedging gains or losses) for the 2020 financial year was 21% higher at US$1 529/oz than in 2019 (US$1 263/oz), contributing approximately R5.2 billion to the increase in revenue year on year. This was calculated by multiplying actual kilograms sold in the 2020 financial year by the variance in the average US$ gold price year on year and 2020's average R/US$ exchange rate.

Interest rates

The US Federal Reserve lowered interest rates several times during the year, the majority unrelated to the COVID-19 pandemic. The rate cuts of 25 basis points were made on each of the following dates, 31 July 2019, 18 September 2019, 30 October 2019 and 3 March 2020. At an unscheduled meeting on 15 March 2020, an additional cut of 100 basis points was announced, reducing the rate to a range of between 0% and 0.25% as a benchmark for most interest rates.

The South African Reserve Bank (SARB) announced similar decreases in the repo rate during the year. The adjustment in the repo rate then affects the prime lending rate at which commercial banks lend money. The repo rate was cut by 25 basis points at the July 2019 and January 2020 SARB meetings respectively. Following the interest rate cut by the Federal Reserve in March 2020, the SARB also announced a 100 basis point cut. At a special unscheduled meeting in April 2020, the SARB cut the rate by a further 100 basis points. During the scheduled May 2020 meeting, another 50 basis point cut was decided on, bringing the prime lending rate to 7.25% and the total cuts for the 2020 financial year to 300 basis points.

These decreases have had a favourable impact on the cost of debt, as the debt facilities are linked to variable rates, US LIBOR and JIBAR specifically. However, the finance cost on the US-denominated debt is impacted by the movement in the Rand/US$ exchange rate.

IMPACT ON PRODUCTION

Management has worked with suppliers to ensure that there are minimal disruptions to the supply chain, which would otherwise impact negatively on the ability to continue with production. Stock levels for critical production and safety items were increased to cover an additional four weeks. In South Africa, some issues have been experienced where raw materials are imported as well as where certain manufacturers have been affected by absenteeism due to COVID-19. Supplies to the operations in Papua New Guinea have not been affected as management has been able to find alternative sources where necessary.

CONTRIBUTING TO COMMUNITIES

Harmony’s response to COVID-19 demonstrated once again its ability to respond quickly to challenging issues; in this case, protecting the lives and livelihoods of its employees, ensuring the continued viability of the business, and contributing to the wellbeing of surrounding communities and countries in which the group operates.Notwithstanding the challenges the group faced during the pandemic, Harmony provided emergency help and support in various forms to families most in need in host and neighbouring communities, both in South Africa and Papua New Guinea.

TAXATION

In response to challenges faced by companies during the COVID-19 pandemic, governments have implemented various stimulus packages to provide some relief to companies. In South Africa, various taxes have been delayed, such as carbon tax, where the first payment has been postponed to October 2020. In addition, a tax holiday of the skills development levy was introduced.

IMPACT ON CRITICAL ESTIMATES AND JUDGEMENTS

The uncertainty of the impact of the COVID-19 pandemic on the global economy caused significant volatility in the markets, as discussed above. This impacted on certain assumptions and estimates as at 30 June 2020 that management used in calculations which are revised annually or assessed at each reporting date.

Key assumptions for the calculation of the mining assets' recoverable amounts include commodity prices and exchange rates. The increase in the US$ gold price and the weakening of the Rand against the US$ affected the short- and medium-term views in the forecasts management received from various institutions in order to determine the assumptions for impairment testing. However, management determined its reserves using the long-term price of US$1 350/oz or R630 000/kg and prepared the life-of-mine plans for the 2021 financial year at this price. Refer to note 13 for further details on the assumptions used in the impairment test.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

4.	COVID-19 IMPACT continued

IMPACT ON CRITICAL ESTIMATES AND JUDGEMENTS continued

The valuation of the derivatives was also impacted by the changes in the commodity prices and Rand/US$ exchange rate. Refer to notes 18 and 37 for details of the fair value movements at 30 June 2020.

The changes in the interest rates impacted on discount rates that are based on risk-free rates. These include, but are not limited to, the provisions for environmental rehabilitation, silicosis settlement and post-retirement benefits, the determination of recoverable amounts for testing impairments of non-financial assets as well as in recoverability of financial assets. Where possible and deemed relevant, management used weighted averages over a period of time to determine the estimated rates. In all cases, the discount rate decreased, the quantum of the decrease depending on whether the rate was a short-, medium- or long-term rate.

5	REVENUE

ACCOUNTING POLICY

Revenue from metal sales include the sale of gold, silver and uranium. Revenue from metal sales is recognised when the group satisfies its performance obligations under its contract with the customer, by transferring such metals to the customer's control. Transfer of control is generally determined to be when the risk and title to the metals passes to the customer. Revenue is measured based on the consideration specified in the contract with the customer and is driven by the quoted market prices of the metals.

The effective portion of gains or losses on the derivatives designated as cash flow hedging items (forecast sales transactions) are recognised in revenue when the forecast sales transactions occur. See the accounting policy for derivatives and hedging activities in note 2.

	SA Rand
Figures in million	2020	2019	2018

Revenue from contracts with customers	30 642	26 459	19 255
Gold	29 704	25 693	19 162
Silver[1]	839	589	74
Uranium[2]	99	177	19
Hedging gain/(loss)[3]	(1 397)	453	1 197

Total revenue[4]	29 245	26 912	20 452

[1]	Derived from the Hidden Valley operation in Papua New Guinea.

[2]	Derived from the Moab Khotsong operation.

[3]	Relates to the realised effective portion of the hedge-accounted gold derivatives. Refer to note 18 for further information.

[4]	A geographical analysis of revenue is provided in the segment report in note 39.

The points of transfer of control are as follows:

• Gold: South Africa	Gold is delivered and certificate of sale is issued.
• Gold and silver: Hidden Valley	For sales up to 13 February 2019: metal is delivered and metal account credited by the customer.
Sales from 14 February 2019 onwards: metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer.
• Uranium	Confirmation of transfer is issued.

The increase in gold and silver revenue for 2020 is mainly due to the higher commodity prices. The increase in gold revenue is offset by the decrease in production of 15% from 44 734kg in the 2019 to 37 863kg in the current year. Silver produced increased by 11% to 97 332 kg from 87 325 kg in the prior year. The decrease in uranium revenue is due to lower sales volumes as a result of the South African nationwide lockdown that took place due to COVID-19.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

5	REVENUE continued

Below are the average commodity prices received for the financial years:

	2020	2019	2018

Gold[1]
– US$ per ounce (US$/oz)	1 461	1 287	1 380
– Rand per kilogram (R/kg)	735 569	586 653	570 709

Silver
– US$ per ounce (US$/oz)	16.85	15.00	16.88
– Rand per kilogram (R/kg)	8 485	6 837	6 974

Uranium
– US$ per pound (US$/lb)	25.34	26.23	23.71
– Rand per kilogram (R/kg)	875	820	672

[1]	The gold price includes the realised effective portion of the hedge-accounted gold derivatives.

6	COST OF SALES

	SA Rand
Figures in million	2020	2019	2018

Production costs (a)	22 048	20 324	15 084
Amortisation and depreciation of mining assets (b)	3 409	3 961	2 468
Amortisation and depreciation of assets other than mining assets (b)	99	93	102
Rehabilitation expenditure (c)	47	33	67
Care and maintenance costs of restructured shafts	146	134	128
Employment termination and restructuring costs (d)	40	242	208
Share-based payments (e)	130	155	244
Impairment of assets (f)	—	3 898	5 336
Other	(11)	29	(41)

Total cost of sales	25 908	28 869	23 596

(a)
Production costs include mine production and transport and refinery costs, applicable general administrative costs, movement in inventories and ore stockpiles, ongoing environmental rehabilitation costs and transfers for stripping activities. Employee termination costs are included, except for employee termination costs associated with major restructuring and shaft closures, which are separately disclosed.

Production costs increased during the 2020 year mainly in line with expectations, with the South African national lockdown from the end of March 2020 due to COVID-19 impacting on production volumes while the cost base remained mostly unchanged. Contributing to the increase year on year is a decrease of R557 million in the capitalised stripping credit related to the Hidden Valley operation.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

6	COST OF SALES continued

(a)	Production costs continued

Production costs, analysed by nature, consist of the following:

	SA Rand
Figures in million	2020	2019	2018

Labour costs, including contractors	13 004	12 715	9 750
Consumables	5 441	5 532	3 418
Water and electricity	3 664	3 398	2 551
Insurance	154	126	86
Transportation	377	354	121
Change in inventory	(70)	(166)	(211)
Capitalisation of mine development costs	(1 485)	(1 880)	(1 552)
Stripping activities	(675)	(1 197)	(167)
Royalty expense	327	193	121
Other	1 311	1 249	967

Total production costs	22 048	20 324	15 084

(b)
Lower production volumes during the 2020 year, partially due to the closure of underground mines following the announcement of the South African national lockdown due to COVID-19, impacted on the depreciation recorded and contributed to the decrease year on year. The completion of the mining of Stage 5 at Hidden Valley during the December 2019 quarter also contributed to the decrease. The impairments recognised on certain operations in South Africa during the 2019 year significantly impacted on the base which depreciation is calculated on and the lower carrying values contributed to the lower total compared to the comparative period.

Amortisation and depreciation of assets other than mining assets includes the amortisation of intangible assets.

(c)
For the assumptions used to calculate the rehabilitation costs, refer to note 25. This expense includes the change in estimate for the rehabilitation provision where an asset no longer exists as well as costs related to the rehabilitation process. For 2020, R47 million (2019: R86 million) (2018: R94 million) was spent on rehabilitation in South Africa. Refer to note 25.

(d)	The employment termination and restructuring expenditure for 2020, 2019 and 2018 relates to the voluntary severance program in place to reduce labour costs.

(e)	Refer to note 34 for details on the share-based payment schemes implemented by the group.

(f)
Management performed an assessment for impairment triggers as well as indications of reversal of previously recorded impairment losses at 30 June 2020. Due to the uncertainty of the impact of the COVID-19 pandemic and the South African national lockdown would have on the South African underground operations, as well as the increase in the short-term gold price, the recoverable amounts for these cash-generating units (CGUs) were calculated.

Based on the impairment tests performed, no impairments were recorded for the 2020 year. Where CGUs had previously been impaired, management considered whether the impairment loss (or the contributors to the previously recognised impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognised, the specific circumstances that led to the original impairments had not reversed.  Management also considered the level of uncertainty of the impact of COVID-19 on production and therefore on the cash flows. Due to the volatility embedded in the potential upside driven by the higher gold prices in the short to medium term, coupled with the fact that the factors resulting in the previously recognised impairment losses had not reversed, management resolved it to be appropriate for no reversal of previously recognised impairment losses to be recorded for the period under review.

Refer to note 13 for further information.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

6	COST OF SALES continued

(f)	Impairment continued

The impairment of assets consists of the following:

	SA Rand
Figures in million	2020	2019	2018

Tshepong Operations	—	2 254	988
Kusasalethu	—	690	579
Target 1	—	312	699
Target 3	—	318	—
Joel	—	198	160
Other mining assets	—	120	319
Bambanani	—	6	—
Doornkop	—	—	317
Unisel	—	—	487
Masimong	—	—	329
Target North	—	—	1 458

Total impairment of assets	—	3 898	5 336

There was no reversal of impairment for the 2020, 2019 or 2018 financial years.

The recoverable amounts for these assets have been determined on a fair value less costs to sell basis using the assumptions per note 13 in discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3.

The recoverable amounts of the CGUs where impairments were recognised as at 30 June 2019 are as follows:

	SA Rand
	Recoverable amount
Figures in million	Life-of-Mine plan	Resource base	Total

Tshepong Operations
The impairment was due to the increased costs to exploit the resource base as well as a lower expected recovered grade. The decrease in the recovery grade is as a result of the change in the dilution factors applied to the outside life of mine resources.
	3 811	2 055	5 866
Kusasalethu
The decrease in grade and increased estimated costs in the resource base resulted in a lower recoverable amount. The decrease in the recovery grade is as a result of the change in the dilution factors applied to the outside life of mine resources.	1 297	—	1 297
Target 1
The recoverable amount decreased as a result of increased costs and decrease in grade in the resource base together with the estimated impact of carbon tax. The increase in discount rate due to increased risk factors also negatively impacted on the recoverable amount.	467	609	1 076
Target 3
The operation remained under care and maintenance. A change in valuation method from discounted cash flow model to resource multiple approach reduced the recoverable amount.	None	182	182
Joel
The increased capital costs in the resource base together with carbon tax negatively impacted the net present value of expected cash flows.	765	87	852
Other mining assets
The updated life-of-mine plans for the CGUs in Freegold and Avgold resulted in the impairment of other mining assets.	335	None	335
Bambanani
The impairment of goodwill reduced the carrying amount of intangible assets. As goodwill is not depreciated, it resulted in an impairment as the life of the operation shortens.	763	None	763

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

6	COST OF SALES continued

(f)	Impairment continued

The recoverable amounts of the CGUs where impairments were recognised as at 30 June 2018 are as follows:

	SA Rand
	Recoverable amount
Figures in million	Life-of-Mine plan	Resource base	Total

Tshepong Operations
The impairment was mainly driven by sensitivity to fluctuations in the gold price. Furthermore the updated life-of-mine for the Tshepong operations presented a marginal decrease in recovered grade.	4 279	3 147	7 426
Kusasalethu
Kusasalethu's old section of the mine at the operation was excluded in the FY19 life-of-mine plan.	1 019	1 119	2 138
Target 1
Exploration drilling results during the year pointed towards lower grade estimates within certain blocks that have now been excluded from the life-of-mine plans.	471	746	1 217
Joel
The updated life-of-mine for the Joel operation presented a marginal decrease in recovered grade.	540	336	876
Other mining assets
The updated life-of-mine plans for the CGUs in Freegold and Harmony resulted in the impairment of other mining assets.	366	None	366
Doornkop
The impairment of Doornkop is primarily as a result of a decrease in the Kimberley Reef's resource values.	1 552	1 178	2 730
Unisel
Excluded the Leader Reef from the life-of-mine plan to focus on the higher grade Basal Reef. This reduced the life-of-mine from four years to eighteen months.	38	None	38
Masimong
The impairment at Masimong was as a result of the depletion of the higher grade B Reef and subsequent reduced life-of-mine.	58	None	58
Target North
The impairment of Target North was as a result of a decrease in resource values.	None	3 681	3 681

7	OTHER OPERATING EXPENSES

	SA Rand
Figures in million	2020	2019	2018

Social investment expenditure	143	155	73
Loss on scrapping of property, plant and equipment (a)	62	21	1
Foreign exchange translation loss (b)	892	86	682
Silicosis settlement provision/(reversal of provision) (c)	36	(62)	(68)
Reversal of provision for ARM BBEE Trust loan (d)	—	—	(43)
Loss allowance	63	7	12
Other (income)/expenses - net	5	(21)	10

Total other operating expenses	1 201	186	667

(a)
These losses arise from the derecognition of property, plant and equipment that is no longer in use. No future economic benefits are expected from the use or disposal of these assets. Refer to note 13 for further detail.

(b)
The foreign exchange loss is driven primarily by the prevailing exchange rates at the drawdown and repayment dates of the  US$-denominated loans as well as the exchange rate movements during the year. Refer to note 30 for the details of the foreign exchange translation loss on the US$ borrowings.

(c)	Refer to note 26 for details on the movement in the silicosis settlement provision.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

7	OTHER OPERATING EXPENSES continued

(d)
Pursuant to the adoption of IFRS 9 on 1 July 2018, the ARM BBEE Trust loan is carried at fair value through profit or loss with the movement in fair value recognised in net gains on financial instruments (refer to note 8). In 2018, the provision was reversed following an increase in African Rainbow Minerals Limited's share price and dividends paid in the period between July 2017 and June 2018, which form part of the recoverability test at 30 June 2018. Refer to note 17 for further details on the loan.

8	INVESTMENT INCOME

ACCOUNTING POLICY

Interest income is recognised on the effective interest method, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group. Dividend income is recognised when the shareholder's right to receive payment is established. This is recognised at the last date of registration.

Cash flows from interest and dividends received are classified under operating activities in the cash flow statement.

	SA Rand
Figures in million	2020	2019	2018

Interest income from financial assets at amortised cost	257	244	272
Net gain on financial instruments[1]	118	64	71

Total investment income	375	308	343

[1]	Primarily relates to the environmental trust funds and the Social Trust Fund (refer to note 16) and also includes the fair value movement of the ARM BBEE Trust loan (refer to note 17).

9	FINANCE COSTS

ACCOUNTING POLICY

Borrowing costs are capitalised to the extent that they are directly attributable to the acquisition and construction of qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use. These costs are capitalised until the asset moves into the production phase. Other borrowing costs are expensed. The foreign exchange translation loss is included in the borrowing cost calculation to the extent that it is considered to be a part of interest.

	SA Rand
Figures in million	2020	2019	2018

Financial liabilities

Borrowings	424	402	227
Other creditors and liabilities	9	2	1

Total finance costs from financial liabilities	433	404	228

Non-financial liabilities

Post-retirement benefits	19	17	18
Time value of money component of silicosis settlement provision	69	79	76
Time value of money and inflation component of rehabilitation costs	194	208	191

Total finance costs from non-financial liabilities	282	304	285
Total finance costs before interest capitalised	715	708	513
Interest capitalised (a)	(54)	(133)	(183)

Total finance costs	661	575	330

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

9	FINANCE COSTS continued

(a)	The capitalisation rate used to determine capitalised borrowing costs is:

	2020	2019	2018

Capitalisation rate	9.4%	10.4%	10.5%

The decrease in the borrowing costs capitalised in 2020 is due to Joel's decline project reaching commercial levels of production as well as the cessation of capitalising borrowing costs for Wafi-Golpu. For Joel, the capitalisation of borrowing costs ceased and depreciation commenced as of 1 January 2020. Refer to note 13 for further detail.

10	TAXATION

ACCOUNTING POLICY

Taxation is made up of current and deferred taxation. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group operates and generates taxable income.
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred taxation is recognised on temporary differences existing at each reporting date between the tax base of all assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred taxation, except to the extent that deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and does not affect the accounting or taxable profit or loss at the time of the transaction. Deferred tax is charged to profit or loss, except where the tax relates to items recognised in other comprehensive income or directly in equity in which case the tax is also recognised in other comprehensive income or directly in equity. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

The principal temporary differences arise from amortisation and depreciation on property, plant and equipment, provisions, unutilised tax losses, unutilised capital allowances carried forward and unrealised gains and losses on the gold forward sale contracts. Deferred tax assets relating to the carry forward of unutilised tax losses and unutilised capital allowances are recognised to the extent that it is probable that future taxable profit will be available against which the unutilised tax losses and unutilised capital allowances can be utilised. The recoverability of these assets is reviewed at each reporting date and adjusted if recovery is no longer probable.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The group is subject to income tax in several jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. When different tax rates apply to different levels of taxable income, deferred tax assets and liabilities are measured using the average tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which the temporary differences are expected to reverse. At the group’s South African operations, such average tax rates are directly impacted by the profitability of the relevant mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at the balance sheet date. The future profitability of each mine, in turn, is determined by reference to the life-of-mine (LoM) plan for that operation. The LoM plan is influenced by factors as disclosed in note 13, which may differ from one year to the next and normally result in the deferred tax rate changing from one year to the next.

Management has to exercise judgement with regard to deferred tax assets. Where the possibility exists that no future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognised.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

10	TAXATION continued

The taxation (expense)/credit for the year is as follows:

	SA Rand
Figures in million	2020	2019	2018

SA taxation

Mining tax (a)	(56)	(19)	(42)
- current year	(61)	(14)	(42)
- prior year	5	(5)	—

Non-mining tax (b)	(2)	(124)	(163)
- current year	(2)	(121)	(163)
- prior year	—	(3)	—

Deferred tax (c)	(197)	282	439
- current year	(197)	282	439

Total taxation (expense)/credit	(255)	139	234

(a)
Mining tax on gold mining taxable income in South Africa is determined according to a formula, based on the taxable income from mining operations. 5% of total revenue is exempt from taxation while the remainder is taxable at a higher rate (34%) than non-mining income (28%) as a result of applying the gold mining formula. Mining and non-mining income of Australian entities and PNG operation are taxed at a standard rate of 30%.

All qualifying mining capital expenditure is deducted from taxable mining income to the extent that it does not result in an assessed loss. Accounting depreciation is eliminated when calculating the South African mining tax income. Excess capital expenditure is carried forward as unredeemed capital to be claimed from future mining taxable income. The group has several tax paying entities in South Africa. In terms of the mining ring-fencing application, each ring-fenced mine is treated separately and deductions can normally only be utilised against mining income generated from the relevant ring-fenced mine.

(b)
Non-mining taxable income of mining companies and the taxable income for non-mining companies are taxed at the statutory corporate rate of 28%.The expense for the 2019 and 2018 years relates to non-mining tax arising from derivative gains (realised and unrealised) recognised on the foreign currency derivatives as well as the realised gains on the commodity forward sale contracts. During 2020, the losses on the derivative contracts resulted in non-mining tax losses. See discussion on deferred tax below. Refer to note 18 for details on the group's derivative gains and losses recorded.

(c)
The deferred tax rate used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse based on tax rates and tax laws that have been enacted at the balance sheet date. Depending on the profitability of the operations, the deferred tax rate can consequently be significantly different from year to year.

Following the completion of the annual life-of-mine plans, management revised the weighted average deferred tax rates for all the South African operations. The higher short-term gold price assumption used resulted in an increase in the estimated profitability and consequently higher rates than in the prior year. Refer to note 13 for the assumptions used. These changes, together with changes in the temporary differences, had the following impacts:

•
The change in rates on temporary differences at the individual company level, other than hedge accounted derivatives, resulted in an increase in the deferred tax expense and liability to the amount of R493 million.

•	Unwinding of temporary differences related to unredeemed capital expenditure balance resulted in an increase of R298 million in the deferred tax expense.

•
The weakening of the Rand against the US$ and the increase in the commodity prices negatively impacted on the valuation of the derivative financial instruments. Refer to notes 18 and 37 for detail. The temporary differences related to the Rand gold derivatives changed from taxable temporary differences (ie resulting in a deferred tax liability) to deductible temporary differences (resulting in a deferred tax asset). Management assessed the rates at which the temporary differences are expected to reverse and as the expected non-mining losses can be set off against the mining profits, the rates have been revised from the non-mining tax rate of 28% to the weighted average deferred tax rate. This accounts for R510 million of the deferred tax credit directly charged to other comprehensive income.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

10	TAXATION continued

(c)	Deferred tax continued

•
The net deferred tax positions for each of the group's entities are assessed separately. Two companies have net deferred tax asset positions and therefore recoverability of these assets was considered. The position at 30 June 2020 was as follows:

	SA Rand
Figures in million	Harmony Company	Randfontein Estates

Deductible/(taxable) temporary differences	1 079	(155)
Tax losses	574	534
Total	1 653	379

Deferred tax rate	29.8%	10.1%
Deferred tax asset	492	39

At 30 June 2020, management considered whether the unrecognised deferred tax asset (DTA) related to the Harmony company should be recognised, partially or in full. A portion of the DTA relates to a tax loss of R574 million, which primarily arose due to the foreign exchange translation losses and losses on derivatives recorded in 2020. The company's operations include the Central Plant Reclamation (CPR), a tailings retreatment facility. As a low cost producer, its profit margins are highly sensitive to fluctuations in the gold price. In addition, the higher short-term gold price also significantly benefits Masimong's profitability, which following the revision of its life-of-mine at 30 June 2020 has two years remaining of its life. Due to the significant expected increase in the short-term Rand gold price used in the estimation of future taxable profits for the mining operations owned by the Harmony company, it is considered probable that sufficient future taxable profits will be available against which the aforementioned tax loss and the current deductible temporary differences existing at the reporting date can be utilised. Consequently, a deferred tax asset of R492 million has been recognised, consisting of R171 million relating to the tax loss and R321 million relating to deductible temporary differences.

Management believes there will be sufficient future taxable income from the operations owned by Randfontein Estates Limited and therefore the entire balance of R39 million was recognised at 30 June 2020.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

10	TAXATION continued

INCOME AND MINING TAX RATES

The tax rate remains unchanged for the 2018, 2019 and 2020 years.

Major items causing the group's income tax provision to differ from the South African mining statutory tax rate of 34% were:

	SA Rand
Figures in million	2020	2019	2018

Tax on net loss at the mining statutory tax rate	202	934	1 600
Non-allowable deductions	(221)	(241)	(513)

Share-based payments	(62)	(70)	(104)
Impairment of assets	—	(2)	(219)
Loan-related costs	(19)	(18)	(24)
Exploration expenditure	(55)	(36)	(74)
Finance costs	(76)	(68)	(54)
Other	(9)	(47)	(38)

Movement in temporary differences related to property, plant and equipment	(355)	(1 388)	(1 248)
Movements in temporary differences related to other assets and liabilities	(452)	98	55
Difference between effective mining tax rate and statutory mining rate on mining income	10	(175)	(550)
Difference between non-mining tax rate and statutory mining rate on non-mining income	—	19	35
Effect on temporary differences due to changes in effective tax rates[1]	(469)	83	675
Prior year adjustment	5	(8)	—
Capital allowances[2]	766	684	604
Deferred tax asset not recognised[3]	34	133	(424)
Deferred tax asset previously not recognised now recorded[4]	225	—	—

Income and mining taxation	(255)	139	234
Effective income and mining tax rate (%)	(43)	5	5

[1]
This mainly relates to movements in the deferred tax rate related to Harmony (25.7% to 29.8%) (2019: 10.5% to 25.7%) (2018: 19.4% to 10.5%), Freegold (8.1% to 11.4%) (2019: 8.7% to 8.1%) (2018: 12.5% to 8.7%), Randfontein Estates Limited (Randfontein) (4.5% to 10.1%) (2019: 1.8% to 4.5%) (2018: 3.8% to 1.8%) and Moab (4.7% to 17.3%) (2019: 9.1% to 4.7%) (2018: 9.1%).

[2]
This relates to the additional capital allowance that may be deducted from taxable income from mining operations in South Africa. A significant portion relates to Avgold Limited (Avgold) which has a 0% effective tax rate.

[3]	This relates to tax losses and deductible temporary differences for which future taxable profits are uncertain and are not considered probable.

[4]
Harmony company has sufficient future profits as well as taxable temporary differences which the deductible temporary differences can be reversed against. Therefore the deferred tax asset not recognised in the 2019 year has been recognised.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

10	TAXATION continued

DEFERRED TAX

The analysis of deferred tax assets and liabilities is as follows:

	SA Rand
Figures in million	2020	2019

Deferred tax assets	(1 803)	(550)
Deferred tax asset to be recovered after more than 12 months	(1 091)	(49)
Deferred tax asset to be recovered within 12 months	(712)	(501)

Deferred tax liabilities	2 268	1 237
Deferred tax liability to be recovered after more than 12 months	2 034	1 125
Deferred tax liability to be recovered within 12 months	234	112

Net deferred tax liability	465	687

Deferred tax liabilities and assets on the balance sheet as of 30 June 2020 and 30 June 2019 relate to the following:

	SA Rand
Figures in million	2020	2019

Gross deferred tax liabilities	2 268	1 237

Amortisation and depreciation	2 211	1 229
Other	57	8

Gross deferred tax assets	(1 803)	(550)

Unredeemed capital expenditure[1]	(4 923)	(4 044)
Provisions, including non-current provisions	(1 156)	(844)
Derivative financial instruments	(505)	(88)
Tax losses[2]	(1 718)	(1 209)
Deferred tax asset not recognised[3]	6 499	5 635

Net deferred tax liability	465	687

[1]	Unredeemed capital expenditure mainly consists of Hidden Valley R4 555 million (2019: R3 745 million).

[2]	The majority of the amount relates to Hidden Valley's tax losses of R1 327 million (2019: R1 066 million).

[3]	The majority of the deferred tax asset not recognised of R6 499 million relates to Harmony's PNG operations (2019: R5 293 million).

Movement in the net deferred tax liability recognised in the balance sheet is as follows:

	SA Rand
Figures in million	2020	2019

Balance at beginning of year	687	1 145
Expense/(credit) per income statement	197	(282)
Tax directly charged to other comprehensive income	(419)	(177)

Balance at end of year	465	687
Deferred tax asset per balance sheet	(531)	(1)
Deferred tax liability per balance sheet	996	688

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

10	TAXATION continued

DEFERRED TAX continued

	SA Rand
Figures in million	2020	2019

As at 30 June, the group had the following potential future tax deductions:

Unredeemed capital expenditure available for utilisation against future mining taxable income[1]	43 395	39 725
Tax losses carried forward utilisable against mining taxable income[2]	7 356	5 494
Capital Gains Tax (CGT) losses available to be utilised against future CGT gains[4]	570	571

As at 30 June, the group has not recognised the following deferred tax asset amounts relating to the above:	14 618	12 935

The unrecognised temporary differences are:
Unredeemed capital expenditure[3]	40 330	35 038
Tax losses[2]	5 156	5 109
CGT losses[4]	570	571

[1]
Includes Avgold R21 483 million (2019: R19 086 million), Randfontein R2 261 million (2019: R2 134 million), Moab Khotsong R625 million (2019: R1 755 million) and Hidden Valley R18 847 million (2019: R16 333 million). These have an unlimited carry-forward period.

[2]	Relates mainly to Hidden Valley and the PNG exploration operations. These have an unlimited carry-forward period.

[3]	Relates to Avgold and Hidden Valley.

[4]	The CGT losses relate to the gross CGT losses available to be utilised against future CGT gains.

DIVIDEND TAX (DT)

The withholding tax on dividends remained unchanged at 20%.

11	EARNINGS/(LOSS) PER SHARE

BASIC EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.

	2020	2019	2018

Ordinary shares in issue ('000)	603 143	539 841	500 252
Adjustment for weighted number of ordinary shares in issue ('000)	(61 306)	(12 974)	(54 304)

Weighted number of ordinary shares in issue ('000)	541 837	526 867	445 948
Treasury shares ('000)	(6 501)	(3 058)	(52)

Basic weighted average number of ordinary shares in issue ('000)	535 336	523 809	445 896

	SA Rand
	2020	2019	2018
Total net loss attributable to shareholders (million)	(878)	(2 607)	(4 473)
Total basic loss per share (cents)	(164)	(498)	(1 003)

DILUTED EARNINGS/(LOSS) PER SHARE

For diluted earnings/(loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares as a result of share options granted to employees under the share option schemes in issue. A calculation is performed to determine the number of shares that could have been acquired at fair value, determined as the average annual market share price of the company's shares, based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

11	EARNINGS/(LOSS) PER SHARE continued

DILUTED EARNINGS/(LOSS) PER SHARE continued

	2020	2019	2018

Weighted average number of ordinary shares in issue ('000)	535 336	523 809	445 896
Potential ordinary shares[1] ('000)	11 858	9 537	19 423

Weighted average number of ordinary shares for diluted earnings per share[1] ('000)	547 194	533 346	465 319

	SA Rand
	2020	2019	2018

Total diluted loss per share (cents)[2]	(166)	(500)	(1 004)

[1]
Due to the net loss attributable to shareholders, the inclusion of the share options as potential ordinary shares had an anti-dilutive effect on the loss. The issue price and the exercise price of share options issued to employees include the fair value of any service to be supplied to the entity in the future under the share option or other share-based payment arrangement.

[2]
The dilution is as a result of the potential reduction in earnings attributable to equity holders of the parent company as a result of the exercise of the Tswelopele Beneficiation Operation (TBO) option. TBO contributed a profit for the six months ended 31 December 2019 and therefore the reduction in earnings attributable to Harmony would increase the loss and loss per share. Following the vesting of the option (refer to note 34), there has been no further impact.

DIVIDENDS

ACCOUNTING POLICY

Dividends declared are recognised in the period in which they are approved by the board of directors. Dividends are payable in South African Rand.

Cash flows from dividends paid are classified under financing activities in the cash flow statement.

•
On 17 August 2017, the board declared a final dividend of 35 cents for the year ended 30 June 2017. R154 million million was paid on 16 October 2017. No dividends were paid on ordinary shares by Harmony during the 2020 and 2019 financial year. The payment in 2020 relates to the non-controlling interest in Tswelopele Beneficiation Operation. Refer to note 34.

•
Harmony declares an annual preference share dividend to the Harmony Gold Community Trust (the Trust). On 30 July 2019, Harmony declared a preference dividend of R9 million to the Trust which was paid on 2 September 2019. As the Trust is consolidated by Harmony, the dividend is eliminated on consolidation.

	SA Rand
	2020	2019	2018

Dividend declared (millions)	—	—	154
Dividend per share (cents)	—	—	35

12	ACQUISITIONS AND BUSINESS COMBINATIONS

ACQUISITION OF ANGLOGOLD ASHANTI'S REMAINING SOUTH AFRICAN OPERATIONS

TRANSACTION

On 12 February 2020, Harmony announced that it has reached an agreement with AngloGold Ashanti Limited (AGA) to purchase AGA's remaining South African producing assets and related liabilities. The transaction includes the following assets and liabilities:

•	The Mponeng mine and its associated assets and liabilities;

•
The Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;

•	First Uranium (Pty) Limited which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited as well as associated tailings assets and liabilities (the FUSA Group);

•	Covalent Water Company (Pty) Limited (CWC), AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited; and

•	Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities (the VR Remaining assets).

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

12.	ACQUISITIONS AND BUSINESS COMBINATIONS continued

TRANSACTION continued

Consideration for the transaction is a cash payment of US$200 million, due on the closing date, and a contingent consideration subject to the following criteria:

•	US$260 per ounce payable on all underground production from the Mponeng, Savuka and Tau Tona mines in excess of 250 000 ounces per year for six years commencing 1 January 2021; and

•	US$20 per ounce payable on underground production from the Mponeng, Savuka and Tau Tona mines sourced from levels developed in the future below the current infrastructure.

At 30 June 2020, the closing of the transaction was still subject to certain conditions precedent. Refer to note 38.

FUNDING OF ACQUISITION CONSIDERATION THROUGH DEBT AND SHARES

Harmony concluded a bridge loan to fund the acquisition consideration. Refer to note 30 and note 38 for further detail.

As part of the funding strategy, Harmony approached its shareholders for authorisation to issue shares up to US$200 million to fund the acquisition consideration through:

•	A general authority to issue ordinary shares for cash, subject to the restrictions set out in the JSE Listings Requirements including that only public shareholders may participate;

•	A vendor consideration placement as set out in the JSE Listings Requirements, which would enable non-public shareholders to participate subject to certain conditions; and

•	Or a combination of the above.

An Extraordinary General Meeting was held on 11 June 2020 and the requisite majority of the shareholders approved all of the ordinary and special resolutions. Following this, on 24 June 2020 Harmony successfully completed the share placement of
60 278 260 new ordinary shares in Harmony with existing and new institutional investors at a price of R57.50 per share, raising the proceeds of US$200 million (R3 466 million). The shares issued represented, in aggregate, approximately 11.1% of Harmony’s issued ordinary share capital before the placing. The placing price represented a discount of 5.4% to the closing share price on 24 June 2020 and a 3.5% discount to the 30-day volume-weighted average price (VWAP). The shares were issued on 30 June 2020 and the proceeds were received on the same day. The share issue costs amounted to R80 million.

ACQUISITION AND INTEGRATION COSTS

In anticipation of the transaction, Harmony has incurred various costs directly attributable to the acquisition process. These costs include attorney and advisory fees as well as costs related to the bridge loan. The acquisition-related costs are shown as a separate line in the income statement.

There have also been costs incurred in preparation for the integration of the acquired assets into Harmony's existing structures and systems. These costs amount to R4 million for the 2020 year and have been included in corporate, administration and other expenditure.

ACCOUNTING CONSIDERATIONS

Management has performed an initial assessment of the assets to be acquired and has determined that they meet the definition of a business per IFRS 3, Business Combinations (as amended and applicable to Harmony from 1 July 2020).

Following the fulfilment of the conditions precedent, management will begin with a fair value exercise in accordance with the requirements of IFRS 3 for the business combinations. The process is expected to take several months to complete.

SUBSEQUENT EVENTS

Refer to note 38 for developments after the reporting date.

ACQUISITION OF THE MOAB KHOTSONG OPERATIONS

Effective 1 March 2018 the group acquired the Moab Khotsong and Great Noligwa mines and related infrastructure as well as gold-bearing tailings and the Nufcor uranium plant (collectively the Moab Khotsong operations) from AGA on a going concern basis. The combined assets acquired and liabilities assumed constitute a business as defined by IFRS 3. The cash consideration paid to acquire the Moab Khotsong operations amounted to R3 474 million ($300 million). The group incurred acquisition-related costs of R98 million on advisory and legal fees. These costs were recognised as acquisition-related costs in the income statement. Furthermore, the group incurred R63 million on the integration of the operation in 2018 and R8 million in 2019. These costs were recognised as corporate, administration and other expenditure in the income statement in the relevant years.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

13	PROPERTY, PLANT AND EQUIPMENT

	SA Rand
Figures in million	2020	2019

Mining assets	22 174	20 549
Mining assets under construction	2 714	2 964
Undeveloped properties	4 024	3 965
Other non-mining assets	274	271

Total property, plant and equipment	29 186	27 749

MINING ASSETS

ACCOUNTING POLICY

Mining assets including mine development costs and mine plant facilities are initially recorded at cost, whereafter they are measured at cost less accumulated depreciation and impairment. Costs include expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

The net assets of operations placed on care and maintenance are impaired to their recoverable amount. Expenditure on the care and maintenance of these operations is charged against income, as incurred. Mineral and surface use rights represent mineral and surface use rights for parcels of land both owned and not owned by the group.

Mineral and surface rights include acquired mineral use rights in production, development and exploration phase properties. The amount capitalised related to a mineral and surface right, either as an individual asset purchase or as part of a business combination, is the fair value at acquisition.

The group’s mineral use rights are enforceable regardless of whether proved or probable reserves have been established. In certain limited situations, the nature of use changes from an exploration right to a mining right upon the establishment of proved and probable reserves. The group has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proved and probable reserves and/or undeveloped mineral interests.

Depreciation

Depreciation of mining assets is computed principally by the units-of-production method over life-of-mine based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.

In most instances, proved and probable reserves provide the best indication of the useful life of the group’s mines (and related assets). However, in some instances, proved and probable reserves may not provide a realistic indication of the useful life of the mine (and related assets). This may be the case, for example, where management is confident that further inferred resources will be converted into measured and indicated resources and if they are economically recoverable, they can also be classified as proved and probable reserves. Management is approaching economic decisions affecting the mine on this basis, but has chosen to delay the work required to designate them formally as reserves.

In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes management’s view of the gold price, exchange rates as well as cost inflation into account.

In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the South African Code for Reporting Exploration Results, Mineral Resources and Mineral Reserves (SAMREC).

Additional confidence in the existence, commercial viability and economical recovery of such resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are contiguous to the group’s as well as where the group mines continuations of these other operations’ orebodies and reefs. This is in addition to the drilling results obtained by the group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a reasonable degree of accuracy.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

13	PROPERTY, PLANT AND EQUIPMENT continued

MINING ASSETS continued

ACCOUNTING POLICY continued

Depreciation continued

In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain, but not all, of the inferred resources, as well as the associated future development costs of accessing those resources, are included in the calculation of depreciation. The future development costs are those costs that need to be incurred to access these inferred resources, for example the costs to complete a decline or level, which may include infrastructure and equipping costs. These amounts have been extracted from the cash flow projections for the life-of-mine plans.

Mineral rights associated with production phase mineral interests are amortised over the life of mine using the units-of-production method in order to match the amortisation with the expected underlying future cash flows.

Impairment

Testing for impairment is done in terms of the group policy as discussed in note 2.5.

Scrapping of assets

Where significant adverse changes have taken place relating to the useful life of an asset, that asset is tested for impairment in terms of the group policy as discussed in note 2.5. Whether or not an impairment is recognised, it is then necessary to review the useful lives and residual values of the assets within the CGU – this is reviewed at least annually. Where necessary, the useful lives and residual values of the individual assets are revised.

Where the useful life of an asset is nil as a result of no future economic benefit expected from the use or disposal of that asset, it is necessary to derecognise the asset. The loss arising from the derecognition is included in profit or loss in the period in which the asset was derecognised.

Stripping activities

The removal of overburden and other mine waste materials is often necessary during the initial development of an opencast mine site, in order to access the mineral ore deposit. The directly attributable cost of this activity is capitalised in full within mining assets under construction, until the point at which the mine is considered to be capable of commercial production.

The removal of waste material after the point at which a mine is capable of commercial production is referred to as production stripping.

When the waste removal activity improves access to ore extracted in the current period, the costs of production stripping are charged to the income statement as operating costs in accordance with the principles of IAS 2, Inventories.

Where production stripping activity both produces inventory and improves access to ore in future periods the associated costs of waste removal are allocated between the two elements. The portion which benefits future ore extraction is capitalised within stripping and development capital expenditure. If the amount to be capitalised cannot be specifically identified it is determined based on the volume of waste extracted compared with expected volume for the identified component of the orebody. Components are specific volumes of a mine’s orebody that are determined by reference to the life-of-mine plan.

In certain instances significant levels of waste removal may occur during the production phase with little or no associated production. The cost of this waste removal is capitalised in full.

All amounts capitalised in respect of waste removal are depreciated using the units-of-production method based on proved and probable ore reserves of the component of the orebody to which they relate.

The effects of changes to the life-of-mine plan on the expected cost of waste removal or remaining reserves for a component are accounted for prospectively as a change in estimate.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

13	PROPERTY, PLANT AND EQUIPMENT continued

MINING ASSETS continued

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – GOLD MINERAL RESERVES AND RESOURCES

Gold mineral reserves and resources are estimates of the amount of ounces that can be economically and legally extracted from the group’s properties. In order to calculate the gold mineral reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves and resources requires the size, shape and depth of the orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserves and resources may affect the group’s financial results and financial position in a number of ways, including:

•	Asset carrying values may be affected due to changes in estimated cash flows;

•	Scrapping of assets to be recorded in the income statement following the derecognition of assets as no future economic benefit expected;

•	Depreciation and amortisation charged in the income statement may change as they are calculated on the units-of-production method;

•	Environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves; and

•	Useful life and residual values may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proved and probable gold mineral reserves and resources is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

SENSITIVITY ANALYSIS – GOLD MINERAL RESERVES AND RESOURCES EFFECT ON DEPRECIATION

The group includes certain inferred resources in the denominator and future development costs in the numerator when performing the depreciation calculation for certain of its operations, where proved and probable reserves alone do not provide a realistic indication of the useful life of mine (and related assets). During periods presented, this mainly related to Doornkop. Had the group only used proved and probable reserves in its calculations, depreciation for 2020 would have amounted to R3 533 million (2019: R4 116 million) (2018: R2 753 million), compared with the reported totals of R3 508 million (2019: R4 054 million) (2018: R2 570 million).

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – PRODUCTION START DATE

Various relevant criteria are considered in order to assess when the mine is substantially complete and ready for its intended use and moves into the production phase. Some of the criteria would include but are not limited to the following:

•	The level of capital expenditure compared to the total project cost estimates;

•	The ability to produce gold in a saleable form (where more than an insignificant amount of gold has been produced); and

•	The ability to sustain the ongoing production of gold.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – STRIPPING ACTIVITIES

The determination of the volume of waste extracted and the expected volume for the identified component of the orebody is dependent on an individual mine’s design and life-of-mine plan and therefore changes to the design or life-of-mine plan will result in changes to these estimates. Identification of the components of a mine’s orebody is made by reference to the life-of-mine plan. The assessment depends on a range of factors including each mine’s specific operational features and materiality.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

13	PROPERTY, PLANT AND EQUIPMENT continued

MINING ASSETS continued

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – IMPAIRMENT OF ASSETS

The recoverable amount of mining assets is generally determined utilising real discounted future cash flows (post tax). Management also considers such factors as the quality of the individual orebody, market risk, asset specific risks and country risk in determining the fair value.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the commodity prices, resource values, marketable discount rates, costs to sell, exchange rates and the annual life-of-mine plans. In determining the commodity prices and resource values to be used, management assesses the long-term views of several reputable institutions on commodity prices and based on this, derives the commodity prices and resource values.

The life-of-mine plans are based on the proved and probable reserves as included in the Reserve Declaration, which are determined in terms of SAMREC, as well as resources where management has high confidence in the orebody and economical recovery of gold, based on historic and similar geological experience.

During the year under review, the group calculated the recoverable amounts (generally fair value less costs to sell) based on updated life-of-mine plans and the following gold price, silver price and exchange rates assumptions:

	2020	2019	2018

US$ gold price per ounce
– Year 1	1 610	1 325	1 250
– Year 2	1 558	1 310	1 250
– Year 3	1 469	1 290	1 250
– Long term (Year 4 onwards)	1 350	1 290	1 250
US$ silver price per ounce
– Year 1 and Year 2	17.00	15.75	17.00
– Long term (Year 3 onwards)	17.00	17.00	17.00
Exchange rate (R/US$)
– Year 1	16.72	14.43	13.30
– Year 2	15.47	14.25	13.30
– Year 3	15.29	14.11	13.30
– Long term (Year 4 onwards)	14.51	14.11	13.30
Exchange rate (PGK/US$)	3.45	3.34	3.17
Rand gold price (R/kg)
– Year 1	865 000	615 000	535 000
– Year 2	775 000	600 000	535 000
– Year 3	722 000	585 000	535 000
– Long term (Year 4 onwards)	630 000	585 000	535 000

The following is the attributable gold resource value assumption:

	South Africa			Hidden Valley
US dollar per ounce	2020	2019	2018	2020	2019	2018

Measured	25.00	25.00	25.00	n/a	n/a	n/a
Indicated	8.00	8.00	8.00	8.00	8.00	5.84
Inferred	2.80	2.80	2.80	n/a	n/a	5.84

The recoverable amount of mining assets is determined utilising real discounted future cash flows or resource multiples in the case of undeveloped properties and certain resource bases.

One of the most significant assumptions that influence the group's operations' life-of-mine plans, and therefore the impairment assessment, is the expected gold price. Due to the increase in the US$ commodity price and weakening of the rand against the US$ at the end of the financial year, management decided it would be appropriate to differentiate between short-, medium- and long-term assumptions used in the models.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

13	PROPERTY, PLANT AND EQUIPMENT continued

MINING ASSETS continued

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – IMPAIRMENT OF ASSETS continued

The long-term price was determined as part of the annual budgeting process and is used in the life-of-mine plans and is also the cut-off price for calculating reserves included in the declaration of reserves and resources in terms of SAMREC. The resource multiple values are unchanged from the prior year, given the long-term nature of the projects that are valued in this manner.

Due to the volatilities experienced in the markets and the uncertainty in forecasting future cash flows due to the impact of the COVID-19 pandemic, management has used various probability scenarios in determining the recoverable amounts for the CGUs at 30 June 2020.

The following were factored into management's judgements:

•	Infection rates and the timing of the expected peaks in the provinces that Harmony's operations are situated in, based on models prepared by the South African government;

•	Expected disruptions to production together with the mitigation strategies management has in place;

•	Potential duration of the impact of the virus and the related restrictions in operations; and

•	Potential changes of the timing of various cash flows due to shortened production breaks.

Management included estimates of the staffing costs for screening and monitoring employees at work as well as those that are in quarantine. The cost estimates also include the accommodation expenses for employees in quarantine or isolation as well as the treatment cost for those with mild symptoms and those with severe symptoms that need to be hospitalised. These estimates were based on actual costs incurred for the period March to June 2020.

In preparing the various scenarios, management considered and varied:

•	The potential impact on production and therefore on the revenue cash flows, based on historical trends that have been extrapolated to account for varying disruption levels;

•	The duration of potential disruptions to production, ranging from 12 months to 24 months;

•
The infection rates and associated costs. Where infections were assumed to continue into Year 2, the rate was dependant on the assumed infections in Year 1, with a higher rate in Year 1 resulting in a lower rate in Year 2, and vice versa.

Management assumed that the production costs would be largely unaffected as employees would either be at work or on sick leave, while the strategy of moving crews around would ensure production carried on without undue disruption and therefore would not impact on costs such as consumables and electricity.

The calculated cash flows were then weighted based on management's expectation of each of the scenarios occurring. The resulting amounts were discounted using the specific discount rate for each operation in order to determine the recoverable amount.

The post-tax real discount rate for Hidden Valley was 9.02% (2019: 10.13%) (2018: 9.91%) and the post-tax real discount rates for the South African operations ranged between 9.62% and 11.53% (2019: 8.90% and 11.10%) (2018: 8.35% and 10.25%), depending on the asset, were used to determine the recoverable amounts. Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years for the majority of the mines. Cash flows from potential projects, life-of-mine extensions and residual ounces can also be included in the impairment assessment where deemed appropriate. An additional risk premium is added to the post-tax real discount rates in these instances.

Refer to note 6 for details of impairment testing performed and impairments recorded.

Should management’s estimate of the future not reflect actual events, further impairments may be identified.

Factors affecting the estimates include:

•	Changes to proved and probable ore reserves;

•	Economical recovery of resources;

•	The grade of the ore reserves may vary significantly from time to time;

•	Review of strategy;

•	Unforeseen operational issues at the mines;

•	Differences between actual commodity prices and commodity price assumptions;

•	Changes in the discount rate and foreign exchange rates;

•	Changes in capital, operating mining, processing and reclamation costs;

•	Mines' ability to convert resources into reserves;

•	Potential production stoppages for indefinite periods;

•	The impact of the COVID-19 pandemic on the global economy, commodity prices and exchange rates, as well as the impact in the countries the group operates in, resulting in production curtailment; and

•	Carbon tax.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

13	PROPERTY, PLANT AND EQUIPMENT continued

MINING ASSETS continued

SENSITIVITY ANALYSIS - IMPAIRMENT OF ASSETS

One of the most significant assumptions that influence the life-of-mine plans and therefore the impairment assessment is the expected commodity prices. The sensitivity scenario of a 10% decrease or increase in the commodity price used in the discounted cash flow models and the resource values used (with all other variables held constant) would have resulted in the following impairment being recorded as at 30 June 2020 and 2019:

	SA Rand
Figures in million	2020	2019

- 10% decrease
Tshepong Operations	3 352	7 155
Target 1	804	1 278
Joel	716	984
Kusasalethu	441	1 962
Bambanani[1]	94	331
Other Freegold assets	20	—
Moab Khotsong[1]	15	2 758
Unisel	6	45
Doornkop	—	1 350
Hidden Valley	—	749
Target 3	—	337
Target North	—	291
Other surface operations	—	178
Masimong	—	105
Kalgold	—	39

+ 10% increase
Target 3	—	300

[1]	The carrying amounts of these CGUs include goodwill and any impairment losses are allocated first to goodwill and then to the identifiable assets.

At all other operations, a 10% increase in the gold price would have resulted in no impairments being recorded.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

13	PROPERTY, PLANT AND EQUIPMENT continued

MINING ASSETS continued

The movement in the mining assets is as follows:

	SA Rand
Figures in million	2020	2019

Cost

Balance at beginning of year	53 629	49 741
Fully depreciated assets no longer in use derecognised	—	(302)
Additions[1]	3 180	4 113
Disposals	(85)	(16)
Scrapping of assets	(268)	(117)
Adjustment to rehabilitation asset	(48)	(439)
Transfers and other movements	1 348	801
Translation	1 980	(152)

Balance at end of year	59 736	53 629

Accumulated depreciation and impairments

Balance at beginning of year	33 080	25 538
Fully depreciated assets no longer in use derecognised	—	(302)
Impairment of assets	—	3 880
Disposals	(70)	(16)
Scrapping of assets	(206)	(96)
Depreciation	3 563	4 184
Translation	1 195	(108)

Balance at end of year	37 562	33 080
Net carrying value	22 174	20 549

[1]	Included in additions for 2020 is an amount of R97 million (2019: R173 million) for capitalised depreciation associated with stripping activities at the Hidden Valley operations.

Loss on scrapping of property, plant and equipment

Refer to note 7 for details.

Stripping activities

Included in the balance for mining assets is an amount of R84 million (2019: R48 million) relating to Kalgold and R598 million (2019: R1 160 million) relating to Hidden Valley. Depreciation of R17 million (2019: R13 million) and R668 million (2019: R89 million) was recorded for Kalgold and Hidden Valley respectively.

Transfer of assets

Transfer of assets mainly relates to assets under construction transferred to mining assets.

Hidden Valley
During the 2020 year an amount of R438 million (2019: R607 million) was transferred to mining assets at Hidden Valley. This related to ongoing mining development costs.

Joel
At 1 January 2020, management performed an assessment of Joel's Level 137 decline project to determine whether it had reached commercial levels of production. It was considered substantially complete and ready for its intended use as:

•	Capital expenditure is 98% of project cost estimates;

•	More than an insignificant amount of gold is being produced in a saleable form; and

•	The level has the ability to sustain the ongoing production of gold.
The capitalisation of borrowing costs ceased and depreciation commenced as of 1 January 2020. An amount of R897 million was transferred to mining assets.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

13	PROPERTY, PLANT AND EQUIPMENT continued

MINING ASSETS UNDER CONSTRUCTION

ACCOUNTING POLICY

At the group’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proved and probable reserves, costs incurred to develop the property are capitalised as incurred until the mine is considered to have moved into the production phase. These costs include costs to further delineate the orebody and remove overburden to initially expose the orebody. At the group’s underground mines, all costs incurred to develop the property, including costs to access specific ore blocks or other areas of the underground mine, are capitalised to the extent that such costs will provide future economic benefits. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development. Revenue earned during the pre-production phase is credited to the asset.

Where a depreciable asset is used in the construction or extension of a mine, the depreciation is capitalised against the mine’s cost.

Exploration properties acquired are recognised in the balance sheet within development cost and are shown at cost less provisions for impairment determined in accordance with the group’s accounting policy on impairment of non-financial assets.

Mineral interests associated with development and exploration phase mineral interests are not amortised until such time as the underlying property is converted to the production stage.

Capitalisation of pre-production costs ceases when commercial levels of production are reached. Commercial levels of production are discussed under “production start date” above.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – EXPLORATION AND EVALUATION ASSETS

The recoverability of exploration and evaluation expenditure is assessed at the end of each reporting period. Significant judgement is required as to whether an area of activity is to be carried forward on the balance sheet, or written off through the identification of areas of activity which have not yet reached a stage that permits a reasonable assessment of the existence of economically recoverable reserves, where there is no continuing significant activity plan in relation to the area.

The movement in the mining assets under construction is as follows:

	SA Rand
Figures in million	2020	2019

Cost

Balance at beginning of year	2 964	2 528
Additions	687	1 070
Depreciation capitalised[1]	4	50
Finance costs capitalised[2]	54	133
Transfers and other movements	(1 334)	(802)
Translation	339	(15)

Balance at end of year	2 714	2 964
1 2020 relates to Tshepong only. 2019 relates primarily to Hidden Valley.
2 Refer to note 9 for further detail on the capitalisation rate applied.

Wafi-Golpu development

Capitalisation of certain project expenses on Wafi-Golpu was halted from 1 July 2019 following delays in the permitting of the project (see below). The ongoing expenses in the 2020 financial year were for holding purposes and did not result in future economic benefit. These have been included in exploration expenditure in the income statement and amounted to R123 million for the 2020 year.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

13	PROPERTY, PLANT AND EQUIPMENT continued

MINING ASSETS UNDER CONSTRUCTION continued

Wafi-Golpu development continued

Following submission of the Special Mining Lease (SML) and Environment Impact Statement applications to the regulators in March 2018 and July 2018 respectively, the Wafi-Golpu joint operation entered into a memorandum of agreement with the Papua New Guinea government (the State) in December 2018, targeting an SML grant by June 2019. The milestones set for assessment of the applications and associated permitting work streams are not being achieved, and as a result the project permitting roadmap and timeline remain uncertain. Delays in discussions with the State are attributed to the judicial review of the memorandum of agreement initiated by the Governor of the Morobe Province in May 2019. This judicial review was concluded on 11 February 2020 with the National Court dismissing the case on the basis that the State’s withdrawal from the memorandum of agreement rendered the matter nugatory. The stay order issued by the National Court in that connection was lifted. On 20 March 2020, the Morobe Governor appealed the dismissal of the action to the Papua New Guinea Supreme Court, and intends to seek reinstatement of the stay order.

Management is confident that the permitting process will continue, given the progress to date on the various agreements required for the permitting process and granting of a Special Mining Licence. Key permitting activities are continuing and are fully supported and resourced.

UNDEVELOPED PROPERTIES

ACCOUNTING POLICY

Undeveloped properties are initially recognised at cost, which is generally based on the fair value of resources obtained through acquisitions. The carrying values of these properties are tested annually for impairment. Once development commences, these properties are transferred to mining properties and accounted for in accordance with the related accounting policy.

The movement in the undeveloped properties is as follows:

	SA Rand
Figures in million	2020	2019

Cost

Balance at beginning of year	5 437	5 446
Translation	62	(9)

Balance at end of year	5 499	5 437

Accumulated depreciation and impairments

Balance at beginning and end of year	1 472	1 472
Translation	3	—

Balance at end of year	1 475	1 472
Net carrying value	4 024	3 965

OTHER NON-MINING ASSETS

ACCOUNTING POLICY

Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses. Other non-mining fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:

•	Vehicles at 20% per year.

•	Computer equipment at 33.3% per year.

•	Furniture and equipment at 16.67% per year.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

13	PROPERTY, PLANT AND EQUIPMENT continued

OTHER NON-MINING ASSETS continued

The movement in the non-mining assets is as follows:

	SA Rand
Figures in million	2020	2019

Cost

Balance at beginning of year	658	609
Fully depreciated assets no longer in use derecognised	—	(9)
Additions	39	59
Transfers and other movements	—	1
Translation	6	(2)

Balance at end of year	703	658

	SA Rand
Figures in million	2020	2019

Accumulated depreciation and impairments

Balance at beginning of year	387	345
Fully depreciated assets no longer in use derecognised	—	(9)
Depreciation	38	39
Impairment	—	12
Translation	4	—

Balance at end of year	429	387
Net carrying value	274	271

14	INTANGIBLE ASSETS

ACCOUNTING POLICY

Intangible assets consist of all identifiable non-monetary assets without physical substance. They are stated at cost less accumulated amortisation and accumulated impairment losses, if any. The following are the main categories of intangible assets:

Goodwill

Goodwill is an intangible asset with an indefinite useful life which is not amortised but tested for impairment on an annual basis, or when there is an indication of impairment. The excess of consideration transferred over the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previously held equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill on acquisition of subsidiaries, joint operations and businesses is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates and tested for impairment as part of the overall balance.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organisation, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Technology-based assets

Acquired computer software licences that require further internal development are capitalised on the basis of costs incurred to acquire and bring to use the specific software. These technology-based assets are classified as intangible assets with a finite useful life. These assets are amortised on a straight-line basis over their estimated useful lives, which are reviewed annually, as follows:
• Computer software at 20% per year.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS - IMPAIRMENT OF GOODWILL

Due to the wasting nature of mining assets and the finite life of a mine's reserves, the allocation of goodwill to a mine or cash generating unit will eventually result in an impairment charge for the goodwill. The group tests annually whether separately identifiable goodwill has suffered any impairment in accordance with the accounting policy stated in note 2.5. These calculations use estimates as per note 13.

	SA Rand
Figures in million	2020	2019

Goodwill	520	520
Technology-based assets	16	13
Total intangible assets	536	533

GOODWILL

The movement in goodwill is as follows:

	SA Rand
Figures in million	2020	2019

Cost

Balance at beginning and end of year	2 675	2 675

Accumulated amortisation and impairments

Balance at beginning of year	2 155	2 149
Impairment[1]	—	6

Balance at end of year	2 155	2 155
Net carrying value	520	520

The net carrying value of goodwill has been allocated to the following cash generating units:
Bambanani	218	218
Moab Khotsong	302	302

Net carrying value	520	520

[1]
In 2020 no impairment on goodwill was recorded as the recoverable amounts exceeded the carrying values. In 2019 an impairment of R6 million on goodwill was recorded for Bambanani as the carrying values exceeded the recoverable values of the related cash generating units. Refer to note 6 for further details on the impairment assessment.

TECHNOLOGY-BASED ASSETS

The movement in technology-based assets is as follows:

	SA Rand
Figures in million	2020	2019

Cost

Balance at beginning of year	39	48
Fully depreciated assets no longer in use derecognised	—	(10)
Additions	8	1

Balance at end of year	47	39

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

14	INTANGIBLE ASSETS continued

TECHNOLOGY-BASED ASSETS continued

	SA Rand
Figures in million	2020	2019

Accumulated amortisation and impairments

Balance at beginning of year	26	29
Fully depreciated assets no longer in use derecognised	—	(10)
Amortisation charge	5	7

Balance at end of year	31	26
Net carrying value	16	13

ACCOUNTING POLICY - FINANCIAL ASSETS (APPLICABLE TO NOTES 15, 16, 17, 18 AND 19)

Financial assets are initially recognised when the group becomes a party to their contractual arrangements. On initial recognition, a financial asset is classified as measured at:
•Amortised cost;
•Fair value through other comprehensive income (FVTOCI); or
•Fair value through profit or loss (FVTPL).

A financial asset is classified as measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The group measures a financial asset initially at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed. The subsequent measurement of financial assets is discussed below.

Financial asset category	Description

Debt instruments at amortised cost
Financial assets at amortised cost consist of restricted cash, restricted investments, loans, trade receivables and cash and cash equivalents. Interest income from these financial assets is included in investment income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss. Impairment losses are presented in other operating expenses in the income statement.

Debt instruments at fair value through profit or loss
Equity-linked investments which are held to meet rehabilitation liabilities are classified as FVTPL. Debt instruments where the contractual cash flows fail to meet the solely payments of principal and interest (SPPI) criteria are also classified as FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within investment income in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

Equity instruments designated at fair value through OCI
The group's equity investments are designated as FVTOCI. The group subsequently measures all equity investments at fair value. Where the group's management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments are recognised when the group’s right to receive payments is established either in profit or loss as other income or as a deduction against the asset if the dividend clearly represents a recovery of part of the cost of the investment. Residual values in OCI are reclassified to retained earnings on derecognition of the related FVTOCI instruments.

Impairment losses on financial assets at amortised cost are assessed using the forward-looking expected credit loss (ECL) approach. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the group expects to receive). At each reporting date, the group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is ‘‘credit-impaired’’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Trade receivable loss allowances are measured at an amount equal to lifetime ECLs. Loss allowances are deducted from the gross carrying amount of the assets.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

ACCOUNTING POLICY - FINANCIAL ASSETS (APPLICABLE TO NOTES 15, 16, 17, 18 AND 19) continued

Accounting policy applicable before 1 July 2018

Financial assets are initially measured at fair value when the group becomes a party to their contractual arrangements, with the exception of loans and receivables which are recognised on origination date. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified at fair value through profit or loss. The subsequent measurement of financial assets is discussed below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the assets.

On derecognition of a financial asset, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss recognised in equity is recognised in profit or loss.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

The group classifies financial assets as follows:

•
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortised cost using the effective interest method. Loans and receivables include trade and other receivables (excluding VAT and prepayments), restricted cash and cash and cash equivalents.

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash.

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. If collection of the trade receivable is expected in one year or less it is classified as current assets. If not, it is presented as non-current assets. A provision for impairment of receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of a provision for impairment (allowance account) and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

•
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the balance sheet date. Available-for-sale financial assets are subsequently carried at fair value. The fair values of quoted investments are based on current bid prices. If the fair value for a financial instrument cannot be obtained from an active market, the group establishes fair value by using valuation techniques. The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

•
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group’s management has the positive intention and ability to hold to maturity. The group’s held-to-maturity investments are subsequently measured at amortised cost using the effective interest method. The group assesses at the end of each reporting period whether there is objective evidence that a held-to-maturity investment is impaired as a result of an event.

A portion of restricted investments held by the trust funds (refer to note 16) are classified as held-to-maturity investments.

•
Financial assets at fair value through profit or loss have two sub-categories: financial assets held-for-trading, and those designated at fair value through profit or loss at inception. Derivative assets are categorised as held for trading unless designated as hedging instruments (refer to note 2.3). These assets are subsequently measured at fair value with gains or losses arising from changes in fair value recognised in the income statement in the period in which they arise.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

15	RESTRICTED CASH

	SA Rand
Figures in million	2020	2019

Non-current (a)	107	92
Current (b)	62	44

Total restricted cash	169	136

(a)
The amount primarily relates to funds set aside to serve as collateral against guarantees made to the Department of Mineral Resources and Energy (DMRE) in South Africa for environmental and rehabilitation obligations. Refer to note 25. The funds are invested in short-term money market funds and call accounts.

(b)
Cash of R22 million (2019: R20 million) relates to monies released from the environmental trusts as approved by the DMRE which may only be used for further rehabilitation. Cash of R32 million (2019: R24 million) relates to monies set aside for affected communities in the group’s PNG operations. Cash of R8 million relates to monies held by Harmony Gold Community Trust.

16	RESTRICTED INVESTMENTS

	SA Rand
Figures in million	2020	2019

Investments held by environmental trust funds	3 513	3 273
Investments held by the Social Trust Fund	22	28

Total restricted investments	3 535	3 301

ENVIRONMENTAL TRUST FUNDS

ACCOUNTING POLICY

Contributions are made to the group's environmental trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the group's mines. The trusts are consolidated into the group as the group exercises control of the trusts. The measurement of the investments held by the trust funds is dependent on their classification under financial assets. Income received and gains are treated in accordance with these classifications. The equity-linked notes are classified and measured at fair value through profit or loss whilst the interest-bearing short-term investments are classified and measured as debt instruments at amortised cost.

The environmental trust funds are irrevocable trusts under the group's control. Contributions to the trusts are invested in interest-bearing short-term and medium-term cash investments and medium term equity-linked notes issued by commercial banks that provide guaranteed interest and additional interest or growth linked to the growth of the Top 40 index of the JSE. These investments provide for the estimated cost of rehabilitation at the end of the life of the group's mines. Income earned on the investments is retained in the funds and reinvested.

The environmental trust funds consist of:

	SA Rand
Figures in million	2020	2019

Fixed deposits	2 632	2 015
Cash and cash equivalents	66	30
Equity-linked deposits	815	1 228

Total environmental trust funds	3 513	3 273

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

16	RESTRICTED INVESTMENTS continued

ENVIRONMENTAL TRUST FUNDS continued

Reconciliation of the movement in the investments held by environmental trust funds:

	SA Rand
Figures in million	2020	2019

Balance at beginning of year	3 273	3 238
Interest income	163	168
Fair value gain	77	48
Equity-linked deposits (matured)/acquired	(490)	300
(Maturity)/acquisition of fixed deposits	456	(481)
Net transfer of cash and cash equivalents	34	183
Withdrawal of funds for rehabilitation work performed	—	(183)

Balance at end of year	3 513	3 273

THE SOCIAL TRUST FUND

The Social Trust Fund is an irrevocable trust under the group's control. The purpose of the trust is to fund the social plan to reduce the negative effects of restructuring on the group's workforce, to put measures in place to ensure that the technical and life skills of the group's workforce are developed and to develop the group's workforce in such a manner as to avoid or minimise the effect of job losses and a decline in employment through turnaround or redeployment strategies.

The Social Trust Fund investment comprises a unit trust portfolio that is exposed to the fair value changes in the equity market and is classified as a fair value through profit or loss investment.

17	OTHER NON-CURRENT ASSETS

	SA Rand
Figures in million	2020	2019

Debt instruments	311	274
Loans to associates (a)	116	116
Loan to ARM BBEE Trust (b)	306	271
Other loans	5	3
Loss allowance (a)	(116)	(116)

Equity instruments	77	59
Rand Mutual Assurance (c)	69	52
Other investments	8	7

Total other non-current assets	388	333

The movement in the loss allowance for debt instruments during the year is as follows:

	SA Rand
Figures in million	2020	2019

Balance at beginning of year	116	119
Impact of adoption of IFRS 9 (b)	—	(3)

Balance at end of year	116	116

(a)
A loan of R116 million (2019: R116 million) owed by Pamodzi Gold Limited (Pamodzi) who were placed into liquidation during 2009 was provided for in full. Harmony is a concurrent creditor in the Pamodzi Orkney liquidation.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

17	OTHER NON-CURRENT ASSETS continued

(b)
During 2016, Harmony advanced R200 million to the ARM BBEE Trust, a shareholder of African Rainbow Minerals Limited (ARM). The trust is controlled and consolidated by ARM, who holds 12.38% of Harmony's shares at 30 June 2020. Harmony is a trustee of the ARM BBEE Trust. The loan is subordinated and unsecured. The interest is market related (3 months JIBAR plus 4.25%) and is receivable on the maturity of the loan on 31 December 2022.

On adoption of IFRS 9 in 2019, it was assessed that the contractual cash flows fail the solely payments of principal and interest (SPPI) characteristics and that the loan will therefore be carried at fair value through profit or loss and the previously recognised provision was derecognised.The group determined that the contractual terms include exposure to risk and volatility that is inconsistent with a basic lending arrangement. In making this assessment the group considered contingent events that would change the amount and timing of cash flows and potential limits on the group's claim to cash flows from specified assets (e.g. non-recourse asset arrangements).

At 30 June 2020 the loan has been remeasured to its fair value of R306 million (2019: R271 million) using a discounted cash flow model. The fair value adjustment is recorded in gains on financial instruments - refer to note 8.

(c)
On adoption of IFRS 9 on 1 July 2018, an irrevocable election was made to classify the equity instruments previously classified as available-for-sale as at FVOCI. The new standard impacted the measurement of the group's unquoted equity investments as IFRS 9 eliminated the exemption provided under IAS 39 where unquoted equity investments were measured at cost when fair value could not be reliably measured. This change resulted in revaluing the unlisted investment in Rand Mutual Assurance, which had a cost of Rnil to fair value of R82 million in 2019. The difference between the carrying amounts of financial instruments before the adoption of IFRS 9 and the new carrying amount calculated in accordance with the standard at 1 July 2018 was recognised directly in the opening balance of equity. Refer to the statements of changes in equity.

The movement in the investment in Rand Mutual Assurance is as follows:

	SA Rand
Figures in million	2020	2019

Balance at beginning of year	52	—
Fair value on adoption of IFRS 9	—	82
Capital dividend received	(7)	(30)
Fair value gain	24	—

Balance at end of year	69	52

On 6 December 2019, RMA declared a dividend that relates to the first tranche of the contingent consideration for the sale of shares in one of its subsidiaries.The dividend is seen as a recovery of capital as it reduced Harmony's effective share in the investment. The dividend relating to the second tranche of the contingent consideration is expected to be received during the 2021 financial year. The fair value gains are a result of the favourable financial position of the total investment. Please refer to note 37 on the fair value valuation technique.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

18	DERIVATIVE FINANCIAL INSTRUMENTS

The group has the following derivative financial instruments:

Figures in million (SA Rand)	Rand gold hedging contracts (a)	US$ gold hedging contracts (b)	US$ silver contracts (b)	Foreign exchange contracts (c)	Rand gold derivative contracts (a)	Total

At 30 June 2020

Derivative financial assets	19	8	11	30	—	68

Non-current	10	5	5	30	—	50
Current	9	3	6	—	—	18

Derivative financial liabilities	(3 626)	(356)	(4)	(760)	(257)	(5 003)

Non-current	(717)	(96)	(1)	(65)	—	(879)
Current	(2 909)	(260)	(3)	(695)	(257)	(4 124)

Net derivative financial instruments	(3 607)	(348)	7	(730)	(257)	(4 935)

Unamortised day one net loss included above	18	8	—	—	—	26
Unrealised losses included in other reserves, net of tax	3 053	342	—	—	—	3 395

Movements for the year ended 30 June 2020

Realised losses included in revenue	(1 263)	(134)	—	—	—	(1 397)
Unrealised losses on gold contracts recognised in other comprehensive income	(4 820)	(391)	—	—	—	(5 211)

Gains/(losses) on derivatives	—	—	6	(1 235)	(174)	(1 403)
Unrealised losses reclassified to profit or loss as a result of discontinuance of hedge accounting	(235)	—	—	—	—	(235)
Day one loss amortisation	(34)	(6)	—	—	—	(40)

Total gains/(losses) on derivatives	(269)	(6)	6	(1 235)	(174)	(1 678)

Hedge effectiveness

Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(4 820)	(391)	—	—	—	(5 211)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	4 820	391	—	—	—	5 211

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

18	DERIVATIVE FINANCIAL INSTRUMENTS continued

Figures in million (SA Rand)	Rand gold hedging contracts (a)	US$ gold hedging contracts (b)	US$ silver contracts (b)	Foreign exchange contracts (c)	Rand gold derivative contracts (a)	Total

At 30 June 2019

Derivative financial assets	45	5	—	456	—	506

Non-current	23	1	—	173	—	197
Current	22	4	—	283	—	309

Derivative financial liabilities	(322)	(55)	(2)	(2)	(61)	(442)

Non-current	(158)	(14)	—	—	—	(172)
Current	(164)	(41)	(2)	(2)	(61)	(270)

Net derivative financial instruments	(277)	(50)	(2)	454	(61)	64

Unamortised day one net loss included above	36	5	—	—	—	41
Unrealised losses included in other reserves, net of tax	165	49	—	—	—	214

Movements for the year ended 30 June 2019

Realised gains included in revenue	453	—	—	—	—	453
Unrealised gain/loss on gold contracts recorded in other comprehensive income	(302)	(49)	—	—	—	(351)

Gains/(losses) on derivatives	—	—	13	554	(51)	516
Day one loss amortisation	(31)	(1)	—	—	—	(32)

Total gains/(losses) on derivatives	(31)	(1)	13	554	(51)	484

Hedge effectiveness

Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(302)	(49)	—	—	—	(351)
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	302	49	—	—	—	351

Figures in million (SA Rand)	Rand gold hedging contracts (a)	US$ gold derivative contracts (b)	US$ silver contracts (b)	Foreign exchange contracts (c)	Rand gold derivative contracts (a)	Total

Movements for the year ended 30 June 2018

Realised gains included in revenue	1 197	—	—	—	—	1 197

Unrealised gains on gold contracts recognised in other comprehensive income	413	—	—	—	—	413

Gains/(losses) on derivatives	(12)	29	6	113	—	136
Day one loss amortisation	(37)	—	—	—	—	(37)

Total gains/(losses) on derivatives	(49)	29	6	113	—	99

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

18	DERIVATIVE FINANCIAL INSTRUMENTS continued

Hedge accounting
Harmony has entered into gold forward sale derivative contracts to hedge the risk of lower gold prices. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves - refer to note 24). Refer to note 37 for a summary of the risk management strategy applied and the balances relating to designated hedging instruments as at reporting date.

Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments. The group enters into gold forward contracts that have similar terms as the hedged item, such as notional amount, maturity date and reference gold spot price thereby ensuring that an economic relationship exists between the hedging instrument and the hedged item and resulting in a hedge ratio of 1:1. Potential sources of hedge ineffectiveness include counterparty and own credit risk, day one gains and losses, a mismatch in the timing of the derivative and underlying gold sale maturities, location differential and the refining margin. Hedge ineffectiveness is measured by comparing the change in the expected cash flows from a forward sale contract versus the sale of an equivalent quantity of gold in the open market. Ineffectiveness results when the changes in the fair values in the hedging instruments exceed the fair value changes in the hedged item. A negligible amount of hedge ineffectiveness was experienced in the years presented.

The gains and losses from derivative contracts to which hedge accounting is not applied is included in gains/(losses) on derivatives in profit or loss.

(a)	Rand gold contracts

Discontinuance of hedge accounting

As a result of the original 21-day lockdown announced in South Africa, effective 27 March 2020, aimed to slow the spread of COVID-19, Harmony placed all deep-level underground mines in South Africa on care and maintenance. As a result, a significant volume of the underlying exposure that was originally intended to be hedged was delayed.

A total of 63 400 ounces of gold forwards were originally set to mature in the months of April and May 2020. After assessing forecasts of gold production at 1 April 2020, the hedged items, being the sales of gold, relating to 30 500 ounces of gold forwards were assessed to no longer be probable. The hedged items relating to the remaining balance of gold forwards were still considered to be highly probable.

Due to the fact that the occurrence of the forecast transactions/hedged items were no longer considered probable, there was no longer an effective hedging relationship and therefore hedge accounting for these hedges was discontinued. Unrealised losses relating to the hedges amounting to R48 million and R187 million of restructured contracts discussed below, previously recognised in other comprehensive income, were immediately reclassified to profit or loss as gains/losses on derivatives.

Restructuring of contracts

In response to the gold forwards’ hedged items no longer being probable and in order to better match the cash flows relating to the underlying exposure, certain of the Rand gold forwards with maturities between 15 April 2020 and 31 May 2020 were effectively extended to mature between the periods July 2020 and March 2021.

The restructured gold forwards retained the pricing of the original forwards. They were not designated as hedging instruments as the difference in the costing structure would have required a different effectiveness assessment than currently used by management. Unrealised losses relating to the hedges amounting to R187 million, previously recognised in other comprehensive income, were immediately reclassified to profit or loss as gains/losses on derivatives. All future gains and losses on the restructured hedges will be recognised in profit or loss. Subsequently, losses of R70 million have been recognised in profit or loss.

(b)	US$ commodity contracts

Harmony maintains a derivative programme for Hidden Valley by entering into commodity derivative contracts. The contracts comprise US$ gold forward sale contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting is applied to all US$ gold forward sale contracts entered into from 1 January 2019 and these are shown separately from the silver zero cost collars that are not hedge accounted.

(c)	Foreign exchange contracts

Harmony maintains a foreign exchange derivative programme in the form of zero cost collars, which sets a floor and cap Rand/US$ exchange rate at which to convert US dollars to Rands, and foreign exchange forward contracts. Hedge accounting is not applied to these contracts.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

18	DERIVATIVE FINANCIAL INSTRUMENTS continued

The following table shows the open position at the reporting date:

	FY2021				FY2022				TOTAL
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Foreign exchange contracts

Zero cost collars
US$m	116	115	99	65	47	42	27	—	511
Average Floor	15.36	15.40	15.44	15.91	16.32	16.93	17.99	—	15.81
Average Cap	16.45	16.58	16.62	17.28	17.90	18.54	19.65	—	17.09

Forward contracts
US$m	66	44	35	12	9	9	8	—	183
Average Forward rate	15.83	15.82	16.13	16.93	18.18	18.41	18.71	—	16.38

R/gold

'000 oz - restructured	8	8	8	—	—	—	—	—	24
'000 oz - cash flow hedge	80	78	77	71	61	44	25	10	446
Average R'000/kg	673	679	691	737	806	851	950	1037	743

US$/gold

'000 oz - cash flow hedge	12	12	12	12	12	12	10	5	87
Average US$/oz	1 413	1 442	1 489	1 521	1 561	1 606	1 710	1 760	1 543

Total gold

'000 oz	100	98	97	83	73	56	35	15	557

US$/silver

'000 oz	360	340	300	270	230	90	10	—	1 600
Average Floor	17.47	17.87	18.01	18.17	18.21	17.86	18.40	—	17.91
Average Cap	18.92	19.37	19.50	19.70	19.75	19.44	20.15	—	19.41

Refer to note 37 for the details on the fair value measurements.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

19	TRADE AND OTHER RECEIVABLES

	SA Rand
Figures in million	2020	2019

Financial assets

Trade receivables (metals)	623	448
Other trade receivables	215	230
Loss allowance	(135)	(68)

Trade receivables - net	703	610
Interest and other receivables	88	7
Employee receivables	13	10

Non-financial assets

Prepayments	79	67
Value added tax and general sales tax	425	281
Income and mining taxes	—	89

Total trade and other receivables	1 308	1 064

The movement in the loss allowance for trade and other receivables during the year was as follows (refer to note 37 for details):

	SA Rand
Figures in million	2020	2019

Balance at beginning of year	68	60
Increase in loss allowance recognised during the year	104	47
Reversal of loss allowance during the year	(37)	(39)

Balance at end of year	135	68
The loss allowance for 2020 includes R53 million relating to a mining company who is in financial difficulties due to the impact of the South African national lockdown as a result of the COVID-19 pandemic. The remaining movement relates to various other individually immaterial debtors.

The loss allowance for trade and other receivables stratified according to the ageing profile at the reporting date is as follows:

	SA Rand
Figures in million	Gross	Loss allowance

30 June 2020

Not past due[1]	702	31
Past due by 1 to 30 days	9	3
Past due by 31 to 60 days	5	3
Past due by 61 to 90 days	21	8
Past due by more than 90 days	51	45
Past due by more than 361 days	50	45

	838	135

30 June 2019

Not past due[1]	562	—
Past due by 1 to 30 days	3	—
Past due by 31 to 60 days	30	—
Past due by 61 to 90 days	9	—
Past due by more than 90 days	12	11
Past due by more than 361 days	62	57

	678	68

[1]	The gross amount includes the full trade receivables (metals) balance, which has no attributable loss allowance.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

19	TRADE AND OTHER RECEIVABLES continued

During 2019 and 2020 there was no renegotiation of the terms of any of the receivables. As at 30 June 2020 and 30 June 2019, there was no collateral pledged or held for any of the receivables.

20	INVESTMENTS IN ASSOCIATES

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The investments in associates are evaluated for impairment by comparing the entire carrying value of the investment (including loans to associates and preference shares) to the recoverable amount, which is the higher of value in use or fair value less costs to sell. Discounted cash flow models are used to calculate the net present value of the investments. The cash flows in the models include expected interest and capital payments on loans, dividends, redemption amounts and proceeds on disposal.

(a)
Harmony acquired a 32.4% interest in Pamodzi on 27 February 2008, initially valued at R345 million. Pamodzi was listed on the JSE and had interests in operating gold mines in South Africa. Pamodzi was placed in liquidation in March 2009. As at 30 June 2020, the liquidation process has not been concluded. Refer to note 17(a) for details of the loan and provision of impairment of the loan.

(b)
Rand Refinery provides precious metal smelting and refining services in South Africa. Harmony holds a 10.38% share in Rand Refinery. This investment is a strategic investment for the group as Rand Refinery is the only company that provides such services in South Africa. Although the group holds less than 20% of the equity shares of Rand Refinery, the group is able to exercise significant influence by virtue of having a right to appoint a director on the board. Through the 10.38% shareholding and the right to appoint a director on the board, the investment has been accounted for as an associate.

In December 2014, Rand Refinery drew down on a shareholder's loan of which Harmony's portion thereof was R120 million. Following an amended loan agreement signed in June 2017, the loan was converted into cumulative redeemable preference shares of no par value. During 2020, Rand Refinery redeemed preference shares to the value of R58 million (2019: R32 million).

Rand Refinery has a 31 August financial year-end.

The movement in the investments in associates during the year is as follows:

	SA Rand
Figures in million	2020	2019

Balance at beginning of year	110	84
Redemption of preference shares	(58)	(32)
Share of profit in associate	94	59

Balance at end of year	146	110

21	INVESTMENT IN JOINT OPERATIONS

The group has a 50% interest in certain mining and exploration assets located in the Morobe province, PNG. Newcrest Mining Limited owns the remaining 50% interest in these assets. The asset in the joint arrangement is the Wafi-Golpu project. The joint arrangement is accounted for as a joint operation.

Under the conditions of the Wafi-Golpu exploration tenements, the State has reserved the right prior to the commencement of mining to take up an equity interest of up to 30% of any mineral discovery within the Wafi-Golpu tenements. The right is exercisable by the State once at any time prior to the commencement of mining. If the State exercises this right, the exercise price is a pro-rata share of the accumulated exploration expenditure. Once the right is exercised, the State is responsible for its proportionate share of ongoing exploration and project development costs. During February 2012, the State indicated its intention to exercise its option. As at 30 June 2020, this option has not been exercised.

The carrying amount of the project amounts to R3.0 billion at 30 June 2020.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

22	INVENTORIES

ACCOUNTING POLICY

Inventories, which include bullion on hand, gold-in-process, gold in lock-up, ore stockpiles and consumables, are measured at the lower of cost and net realisable value. Net realisable value is assessed at each reporting date and is determined with reference to relevant market prices.

The cost of bullion, gold-in process and gold in lock-up is determined by reference to production cost, including amortisation and depreciation at the relevant stage of production. Ore stockpiles are valued at average production cost. Stockpiles and gold in lock-up are classified as non-current assets where the stockpile's volume exceeds current processing capacity and where a portion of static gold in lock-up is expected to be recovered more than 12 months after balance sheet date.

Gold in-process inventories represent materials that are currently in the process of being converted to a saleable product. In-process material is measured based on assays of the material fed to process and the projected recoveries at the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine or stockpile plus the in-process conversion costs, including the applicable depreciation relating to the process facility, incurred to that point in the process. Gold in-process includes gold in lock-up which is generally measured from the plants onwards. Gold in lock-up is expected to be extracted when plants are demolished at the end of their useful lives, which is largely dependent on the estimated useful life of the operations feeding the plants.

At the group’s open pit operations, gold in-process represents production in broken ore form.

Consumables are valued at weighted average cost value after appropriate allowances for slow moving and redundant items.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Judgement is applied in estimating the provision for stock obsolescence. The provision is recognised on items not considered critical as a percentage of the value of the inventory depending on the period elapsed since the inventory was purchased or issued. Inventory held for longer than five years is written down to zero unless there is sufficient evidence of a recoverable amount.

	SA Rand
Figures in million	2020	2019

Gold in lock-up	47	43
Gold in-process, ore stockpiles and bullion on hand (a)	936	780
Consumables at weighted average cost (net of provision) (b)	1 485	1 187

Total inventories	2 468	2 010
Non-current portion of gold in lock-up and gold in-process	(47)	(43)

Total current portion of inventories	2 421	1 967

Included in the balance above is:
Inventory valued at net realisable value	47	334

(a)
The run-of-mine (ROM) stock at the Hidden Valley operations increased R294 million year on year following the commencement of the stage 6 cut-back. The increase includes approximately R72 million which is attributable to translation. This was offset by gold in-process which decreased R169 million year on year due to the lower production during the last quarter of the 2020 financial year as well as the plants being cleaned out during the South African COVID-19 national lockdown.

(b)
The consumables’ balance increased R298 million year on year, primarily as a result of the impact of the weakening of the Rand against the Australian dollar from R9.91/A$1 at 30 June 2019 to R11.96/A$1 at 30 June 2020 and the resultant movement when translating the balance for the Hidden Valley operations at year-end.

During the year, an increase of R51 million (2019: R1 million decrease) to the provision for slow-moving and redundant stock was made. The total provision at 30 June 2020 was R331 million (2019: R281 million).

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

23	SHARE CAPITAL

ACCOUNTING POLICY

Ordinary shares are classified as equity, incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

The cost of treasury shares is eliminated against the share capital balance.

AUTHORISED

1 200 000 000 (2019: 1 200 000 000) ordinary shares with no par value.
4 400 000 (2019: 4 400 000) convertible preference shares with no par value.

ISSUED

603 142 706 (2019: 539 841 195) ordinary shares with no par value. All issued shares are fully paid.
4 400 000 (2019: 4 400 000) convertible preference shares with no par value.

SHARE ISSUES

Share placing
During June 2020, Harmony conducted a placement of ordinary shares with existing and new institutional investors. A total of 60 278 260 new ordinary shares were placed at a price of R57.50 per share, raising gross proceeds of approximately R3.466 billion. The Placing Shares issued represent, in aggregate, approximately 11.1% of the group's issued ordinary share capital before the Placing. The Placing Price represents a discount of 5.4% to the closing share price on 24 June 2020 and a 3.5% discount to the 30-day volume-weighted average price (VWAP). The Placing Shares rank pari passu in all respects with the existing Harmony ordinary shares, including the right to receive all dividends and other distributions declared, made or paid after the date of issue thereof. The proceeds of the Placing will be used by Harmony to discharge the US$200 million cash consideration to acquire AGA's remaining South African assets (refer to note 12). The share issue costs amounted to R80 million.

Accelerated bookbuild
During June 2018, Harmony conducted a placement of 55 055 050 new ordinary shares to qualifying investors through an accelerated bookbuild. ARM subscribed for an additional 11 032 623 shares at R19.12 a share, totalling R211 million, in July 2018. The issue resulted in ARM maintaining its shareholding of 14.29% post the placement of shares. In total, gross proceeds of R1.26 billion were raised to fund part of the outstanding bridge loan raised for the acquisition of the Moab Khotsong operations.

Share issues relating to employee share options
An additional 3 023 251 (2019: 21 856 821) shares were issued to settle the exercise of share options by employees relating to Harmony's management share option schemes. During the 2019 financial year, Harmony implemented a new employee share option scheme referred to as the Sisonke Employee Share Ownership Plan. An amount of 6 700 000 shares were issued to the Harmony ESOP Trust as part of the new scheme. Note 34 sets out the details in respect of the share option schemes.

Convertible preference shares
On 20 February 2019, Harmony issued 4 400 000 convertible preference shares to the Harmony Gold Community Trust. The convertible preference shares carry a minimum annual preference dividend of R2 per share and are convertible into ordinary shares on a 1:1 basis after the tenth anniversary of the date on which the shares were issued. The conversion is at the election of Harmony.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

23	SHARE CAPITAL continued

TREASURY SHARES

Included in the total of issued shares are the following treasury shares:

	Number of shares
	2020	2019

Ordinary shares
Lydenburg Exploration Limited[1]	335	335
Kalgold Share Trust[2]	47 046	47 046
Harmony ESOP Trust[2]	6 335 629	6 592 900

Convertible preference shares
Harmony Gold Community Trust[3]	4 400 000	4 400 000

[1]	A wholly-owned subsidiary.

[2]	Trust controlled by the group.

[3]	The issue of the convertible preference shares did not impact the group's consolidated financial statements as the Harmony Gold Community Trust is controlled by the group.

24	OTHER RESERVES

	SA Rand
Figures in million	2020	2019

Foreign exchange translation reserve (a)	3 588	2 389
Hedge reserve (b)	(3 395)	(214)
Share-based payments (c)	2 950	2 764
Post-retirement benefit actuarial gain/(loss) (d)	(4)	(19)
Acquisition of non-controlling interest in subsidiary (e)	(381)	(381)
Equity component of convertible bond (f)	277	277
Repurchase of equity interest (g)	(98)	(98)
Equity instruments designated at fair value through other comprehensive income (h)	104	79
Other	(24)	(24)

Total other reserves	3 017	4 773

(a)	The balance of the foreign exchange translation reserve movement represents the cumulative translation effect of the group's off-shore operations.

(b)
Harmony has entered into gold hedging contracts. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves). Refer to note 18 for further information.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

24	OTHER RESERVES continued

(b)	Hedge reserve continued

The reconciliation of the hedge reserve is as follows:

	SA Rand
Figures in million	2020	2019

Balance at beginning of year	(214)	413

Remeasurement of gold hedging contracts	(3 197)	(627)
Unrealised gain/(loss) on gold hedging contracts	(5 211)	(351)
Unrealised losses reclassified to profit or loss as a result of discontinuance of hedge accounting	235	—
Released to revenue on maturity of the gold hedging contracts	1 397	(453)
Foreign exchange translation	(37)	—
Deferred taxation thereon	419	177
Attributable to non-controlling interest	16	—

Balance at end of year	(3 395)	(214)

Attributable to:
Rand gold hedging contracts	(3 053)	(165)
US dollar gold hedging contracts	(342)	(49)

(c)	The reconciliation of the movement in the share-based payments is as follows:

	SA Rand
Figures in million	2020	2019

Balance at beginning of year	2 764	2 534
Share-based payments expensed (i)	186	230

Balance at end of year	2 950	2 764

(i)
The group issues equity-settled instruments to certain qualifying employees under an employee share option scheme and employee share ownership plan (ESOP) to award shares from the company’s authorised but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the grant date and are expensed over the vesting period, based on the group’s estimate of the shares that are expected to vest. Refer to note 34 for more details.

(d)	The actuarial gains or losses related to the post-retirement benefit obligation will not be reclassified to the income statement. The movement is as follows:

	SA Rand
Figures in million	2020	2019

Balance at beginning of year	(19)	(12)
Actuarial gain/(loss)	17	(7)
Deferred tax	(2)	—

Balance at end of year	(4)	(19)

(e)
On 15 March 2004, Harmony announced that it had made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle Limited, held by non-controlling interests. The excess of the purchase price of R579 million over the carrying amount of non-controlling interest acquired, amounting to R381 million, has been accounted for under other reserves.

(f)
On 24 May 2004, the group issued a convertible bond. The amount representing the value of the equity conversion component is included in other reserves, net of deferred income taxes. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods. The convertible bonds were repaid in 2009.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

24	OTHER RESERVES continued

(g)
On 19 March 2010, Harmony Gold Mining Company Limited concluded an agreement with African Vanguard Resources (Proprietary) Limited (AVRD), for the purchase of its 26% share of the mining titles of the Doornkop South Reef. The original sale of the 26% share in the mining titles was accounted for as an in-substance call option by AVRD over the 26% mineral right. The agreement to purchase AVRD's 26% interest during the 2010 financial year was therefore considered to be a repurchase of the option (equity interest). The 26% interest was transferred from AVRD to Harmony in exchange for Harmony repaying the AVRD Nedbank loan and the issue of 2 162 359 Harmony shares. The difference between the value of the shares issued of R152 million, the liability to the AVRD and transaction costs, have been taken directly to equity.

(h)	Includes R106 million (2019: R82 million) related to the fair value movement of Harmony's interest in Rand Mutual Assurance. Refer to note 17.

ACCOUNTING POLICY - PROVISIONS (APPLICABLE TO NOTES 25, 26, 27 AND 29)

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognised as a provision is the net present value of the best estimate of the expenditure required to settle the present obligation at balance sheet date using a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The estimate takes into account the associated risks and uncertainties. The increase in the provision due to the passage of time is recognised as interest expense.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required, the provision is reversed.

25	PROVISION FOR ENVIRONMENTAL REHABILITATION

ACCOUNTING POLICY

Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Based on disturbances to date, the net present value of expected rehabilitation cost estimates is recognised and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation.

Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created are capitalised to mining assets against an increase in the rehabilitation provision. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, impairment is performed in accordance with the accounting policy dealing with impairments of non-financial assets (refer to note 2.5). Rehabilitation projects undertaken included in the estimates are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred. Over time, the liability is increased to reflect an interest element, and the capitalised cost is depreciated over the life of the related asset.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

25	PROVISION FOR ENVIRONMENTAL REHABILITATION continued

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Significant judgement is applied in estimating the ultimate rehabilitation cost that will be required in future to rehabilitate the group’s mines, related surface infrastructure and tailings dams. Ultimate cost may significantly differ from current estimates. The following rates were used in the calculation of the provision:

	2020	2019	2018
	%	%	%

South African operations
Inflation rate
- short term (Year 1 and Year 2)	4.50	5.25	5.50
- long term (Year 3 onwards)	5.00	5.25	5.50
Discount rates
- 12 months	3.90	6.50	6.70
- one to five years	5.55	6.85	7.00
- six to nine years	8.20	8.50	8.20
- ten years or more	10.95	9.60	8.60

PNG operations:
Inflation rate	6.28	5.00	6.00
Discount rate	5.50	6.25	6.25

The group’s mining and exploration activities are subject to extensive environmental laws and regulations. The group has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

The following is a reconciliation of the total provision for environmental rehabilitation:

	SA Rand
Figures in million	2020	2019

Balance at beginning of year	3 054	3 309
Change in estimate - Balance sheet[1]	(48)	(439)
Change in estimate - Income statement	47	33
Utilisation of provision	(47)	(86)
Time value of money and inflation component of rehabilitation costs	194	208
Transfer	—	37
Translation	208	(8)

Balance at end of year	3 408	3 054
1 In 2019 the biggest contributor was Moab Khotsong where a decrease of R240 million was recognised while movement in 2020 is minimal.

The environmental provision for PNG amounts to R1 267 million (2019: R994 million) and is unfunded due to regulations in the operating country.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

25	PROVISION FOR ENVIRONMENTAL REHABILITATION continued

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the group has estimated that, based on current environmental and regulatory requirements, the total undiscounted cost for the operations, in the current monetary terms, is as follows:

	SA Rand
Figures in million	2020	2019

Future net undiscounted obligation

Ultimate estimated rehabilitation cost	4 600	4 139
Amounts invested in environmental trust funds (refer to note 16)	(3 513)	(3 273)

Total future net undiscounted obligation	1 087	866

The group's mines are required to comply with the National Environmental Act's (NEMA) financial provision requirements, and are required to substantively review and align their financial provision in accordance with these regulations during the relevant transitional period, which was to expire in February 2020, but has now been extended to 19 June 2021.

The group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure. The group has guarantees in place, some cash-backed, relating to some of the environmental liabilities. Refer to notes 15 and 36.

26    PROVISION FOR SILICOSIS SETTLEMENT

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Significant judgement is applied in estimating the cost that will be required in future to settle any claims against certain of the group’s mines. The ultimate cost may differ from current estimates.

The provision amount was based on estimates of number of potential claimants, levels of disease progression and take-up rates. These estimates were informed by historic information, published academic research and professional opinion. The key assumptions that were made in the determination of the provision amount include:
• Silicosis prevalence rates;
• Estimated settlement per claimant;
• Benefit take-up rates;
• Disease progression rates; and
• Timing of cash flows.

A discount rate of 7.6% (2019: 8.5%) (2018: 8.5% ) was used, based on South African government bonds with similar terms to the obligation.

There is uncertainty with regards to the rate at which potential claims would be reported as well as the benefit take-up rates. Refer to sensitivity analysis on the key assumptions below.

Consolidated class action

Harmony and certain of its subsidiaries (Harmony group), together with other mining companies, were named in a class action suit for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016. On 26 July 2019, the Johannesburg High Court approved the R5.2 billion settlement of the silicosis and tuberculosis class action suit between the Occupational Lung Disease Gold Working Group (the Working Group) – representing Gold Fields, African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Harmony and Sibanye Stillwater – and lawyers representing affected mineworkers (settlement agreement). The mandatory three-month period, during which potential beneficiaries could opt out of the settlement agreement and the audit thereof was completed in December 2019. The Tshiamiso Trust will oversee the tracking and tracing of class members, process all submitted claims, including the undertaking of benefit medical examinations, and pay benefits to eligible claimants. A jointly controlled Special Purpose Vehicle has been set-up to act as an agent for the Working Group in relation to certain matters set out in the settlement agreement and trust deed.

The Working Group has paid the legal costs of the claimants’ attorneys and other initial amounts as set out in the settlement agreement. On 31 January 2020, the Working Group commenced the payment of their quarterly administration and benefit contributions to the Tshiamiso Trust to enable the trustees to settle benefits of eligible claimants.

Harmony has provided for the estimated cost of the settlement based on actuarial assessments. A portion of the provision has been transferred to current liabilities.The nominal amount for Harmony group is R1.14 billion.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

26	PROVISION FOR SILICOSIS SETTLEMENT continued

The following is a reconciliation of the total provision for the silicosis settlement:

	SA Rand
Figures in million	2020	2019

Balance at beginning of year	942	925
Change in estimate	36	(62)
Time value of money and inflation component	69	79
Payments to Tshiamso Trust and claimant attorneys	(155)	—

Balance at end of year	892	942

Current portion of silicosis settlement provision	175	—
Non-current portion of silicosis settlement provision	717	942

Sensitivity analysis

The impact of a reasonable change in certain key assumptions would increase or decrease the provision amount by the following amounts:

	SA Rand
Figures in million	2020	2019

Effect of an increase in the assumption:

Change in benefit take-up rate[1]	72	66
Change in silicosis prevalence[2]	72	66
Change in disease progression rates[3]	36	33

Effect of a decrease in the assumption:

Change in benefit take-up rate[1]	(72)	(66)
Change in silicosis prevalence[2]	(72)	(66)
Change in disease progression rates[3]	(36)	(33)

[1]	Change in benefit take-up rate: the take-up rate does not affect the legal cost allocation, but a 10% change results in a proportionate change in the other values.

[2]
Change in the silicosis prevalence: the assumptions that will result in a change in the estimated number of cases are either a 10% change in the assumed labour number or a 10% change in the disease risk.

[3]	Change in disease progression rates: a 10% shorter/longer disease progression period was used. This assumption is not applicable to the dependant or TB classes.

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. A change in the settlement claim amount would result in a change in the provision amount on a Rand for Rand basis.

The ultimate outcome of this matter remains uncertain, with the number of eligible potential claimants successfully submitting claims and receiving compensation being uncertain. The provision recorded in the financial statements is consequently subject to adjustment or reversal in the future.

27	RETIREMENT BENEFIT OBLIGATION

ACCOUNTING POLICY

The group provides medical cover to current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured at the present value of the estimated future cash outflows using government bond interest rates consistent with the terms and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognised in other comprehensive income (OCI) at revaluation date. Actuarial gains and losses recognised in OCI will not be recycled to profit or loss. The future liability for current and retired employees and their dependants is accrued in full based on actuarial valuations obtained annually.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

27	RETIREMENT BENEFIT OBLIGATION continued

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

An updated actuarial valuation is carried out at the end of each financial year. Assumptions used to determine the liability include a discount rate of 11.2%, no increases in employer subsidies (in terms of the agreement), mortality rates according to the SA 1956/62 mortality table (SA “”a mf”” tables) (retirement age of 60) and a medical inflation rate of 8.5% (2019: discount rate of 9.7%, retirement age of 60 and 7.8% inflation rate) (2018: discount rate of 9.8%, retirement age of 60 and 7.9% inflation rate).

Management determined the discount rate by assessing South African government bonds with similar terms to the liability. The changes to the discount rate and medical inflation rate are similar to changes in interest and inflation rates in South Africa.

(a) Pension and provident funds

The group contributes to several pension and provident funds governed by the Pension Funds Act, 1956 for the employees of its South African subsidiaries. The pension funds are multi-employer defined contribution industry plans. The group’s liability is therefore limited to its monthly determined contributions. The provident funds are funded on a “monetary accumulative basis” with the member’s and employer’s contributions having been fixed in the constitution of the funds.

The Australian group companies make contributions to each employee’s superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The SGS were set at a minimum of 9.5% of gross salary and wages for the 2020 year (2019: 9.5%). The fund is a defined contribution plan.

The PNG Superannuation Act 2002 requires a compulsory employer contribution of 8.4% (2019: 8.4%) into an approved superannuation (pension) fund if an employee is appointed for a period of three months or more. The approved superannuation funds are defined contribution plans.

Substantially all the group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the group for the 2020 financial year amounted to R842 million (2019: R766 million).

(b) Post-retirement benefits other than pensions

Harmony inherited a post-retirement medical benefit obligation, which existed at the time of the Freegold acquisition in 2002. The group also inherited various post-retirement medical benefit obligations with the acquisition of the Moab Khotsong operations in 2018. Given the insignificant values attributed to the Moab Khotsong obligations, the details have not been included in the discussion below. Except for the abovementioned employees, Harmony has no other post-retirement benefit obligation for the other group employees.

The group’s obligation is to pay a subsidy of 2% for every completed year of employment up to a maximum of 50% of total medical aid contributions, commencing on date of retirement. Should the employee die, either in service or after retirement, this benefit will transfer to his/her dependants. The medical aid tariffs are based on the Bestmed medical scheme (Bestmed) options.

The principal actuarial assumptions used to determine the present value of unfunded obligations are discussed above. In addition the following was also considered:

•
It is assumed that all Continuation and Widow Members (CAWMs) will remain on the current benefit option and income band. For employed members, post-employment contributions were assumed to be equal to the average payable for the current CAWMs membership;

•	It is assumed that not all employed members will remain employed until retirement therefore estimated resignation and ill-health retirement rates are also taken into account;

•	It is assumed that 90% of employed members will be married at retirement or earlier death and that wives are four years younger than their husbands.

Through the post-employment medical plan, the group is exposed to a number of risks, the most significant of which are discussed below:

•	Change in bond yields: A decrease in the bond yields will increase the plan liability.

•	Inflation risk: The obligation is linked to inflation and higher inflation will lead to a higher liability.

•	Life expectancy: The obligation is to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plan’s liabilities.

The liability is unfunded and will be settled out of cash and cash equivalents when it becomes due. The liability is based on an actuarial valuation conducted during the year ended 30 June 2020, using the projected unit credit method. The next actuarial valuation will be performed on 30 June 2021.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

27	RETIREMENT BENEFIT OBLIGATION continued

(b) Post-retirement benefits other than pensions continued

	SA Rand
Figures in million	2020	2019

Present value of all unfunded obligations	193	201

Current employees	56	54
Retired employees	137	147

The movement in the retirement benefit obligation is as follows:

Balance at beginning of year	201	186
Contributions paid	(12)	(12)
Other expenses included in staff costs/current service cost	2	3
Finance costs	19	17
Net actuarial (gain)/loss recognised in other comprehensive income during the year	(17)	7

Balance at end of year	193	201

The net actuarial gain for 2020 was mainly caused by an increased discount rate as well as a decline in members (2019: net actuarial loss was mainly due to an increase in subsidy inflation).

	SA Rand
Figures in million	2020	2019

The net liability of the defined benefit plan is as follows:

Present value of defined benefit obligation	193	201
Fair value of plan assets	—	—

Net liability of defined benefit plan	193	201

The effect of a percentage point increase and decrease in the assumed medical cost trend rate is as follows:

	SA Rand
Figures in million	2020	2019

Effect of a 1% increase on:

Aggregate of service cost and finance costs	3	2
Defined benefit obligation	22	23

Effect of a 1% decrease on:

Aggregate of service cost and finance costs	(2)	(2)
Defined benefit obligation	(19)	(19)

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The analysis is performed on the same basis for 2019.

The group expects to contribute approximately R11 million to the benefit plan in 2021. The weighted average duration of the defined benefit obligation is 12.5 years.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

28 LEASES

ACCOUNTING POLICY

The leases accounting policy is applicable from 1 July 2019.

The group assesses the presence of a lease in a contract as at the commencement date of the agreement. Having determined that a contract contains a lease asset (and respective contractual cash obligations), Harmony recognises a right-of-use asset and lease liability. The group discloses expensed amounts for contracts assessed as variable leases, low value asset leases and short-term leases. The disclosed value of these expensed leases is either determined on a straight-line basis over the duration of the lease or on a systematic basis that fairly indicates the consumption of the lease contract. All expensed lease contracts are recognised in production costs, corporate, administration and other expenditure in the income statement.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate. The group has applied the IFRS 16 portfolio approach in determining the discount rate for leases. As such a single discount rate has been used for contracts that share similar characteristics. The group has determined that a portfolio of contracts that are denominated in the same currency may use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance. The nature of the right-of-use assets was also considered.

Lease payments included in the measurement of the lease liability comprise:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives;

•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

•	The amount expected to be payable by the lessee under residual value guarantees;

•	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The non-current and current portions of the lease liability is included in other non-current liabilities and trade and other payables in the balance sheet respectively.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•
The lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•
The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•
A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The lease term shall be determined as the non-cancellable period of a lease, together with:

•	Periods covered by an option to extend the lease if management is reasonably certain to make use of that option; and / or

•	Periods covered by an option to terminate the lease, if management is reasonably certain not to make use of that option.

Whenever the group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented in the property, plant and equipment line in the balance sheet. The group applies its existing accounting policy on impairment of non-financial assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss accordingly.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

28	LEASES continued

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Key judgements applied in determining the right-of-use assets and lease liability were:

•
Assessing whether an arrangement contains a lease: various factors are considered, including whether a service contract includes the implicit right to the majority of the economic benefit from assets used in providing the service;

•
Determining the lease term: management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee. The company applies the considerations for short-term leases where leases are modified to extend the period by 12 months or less on expiry and these modifications are assessed on a standalone basis; and

•
Determining the discount rate: in determining the incremental borrowing rates, management considers the term of the lease, the nature of the asset being leased, in country borrowings as well as other sources of finance.

The movement in the right-of-use assets is as follows:

SA Rand
Figures in million	2020

Balance at beginning of year	—
Impact of adopting IFRS 16 at 1 July 2019	81
Additions	106
Depreciation	(45)
Terminations	(8)
Translation	17

Balance at end of year	151

The non-current and current portions of the lease liability is included in other non-current liabilities and trade and other payables in the balance sheet respectively.

The movement in the lease liabilities is as follows:

SA Rand
Figures in million	2020

Balance at beginning of year	—
Impact of adopting IFRS 16 at 1 July 2019	81
Additions	93
Interest expense on lease liabilities	8
Lease payments made	(46)
Terminations	(8)
Translation	13

Balance at end of year	141

Current portion of lease liabilities	60
Non-current portion of lease liabilities	81

The maturity of the group's undiscounted lease payments is as follows:

SA Rand
Figures in million	2020

Less than and including one year	67
Between one and five years	86
Five years and more	—

Total	153

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

28 LEASES continued

Reconciliation between lease commitments at 30 June 2019 and IFRS 16 lease liability at 1 July 2019:

SA Rand
Figures in million	2020

Lease commitments at 30 June 2019[1]	38
Effect of options to extend the lease term	64
Discounting of lease liabilities	(21)

Impact of adopting IFRS 16 at 1 July 2019	81

[1]	The lease commitments represent solely payments under non-cancellable periods per the contracts and exclude any options to extend the lease term.

The weighted average incremental borrowing rate at the date of initial application is 9.82% for the South African operations and 5.84% for the South-east Asian region.

The amounts included in the income statement relating to leases:

SA Rand
Figures in million	2020

Depreciation of right-of-use assets[1]	45
Interest expense on lease liabilities[2]	8
Short-term leases expensed[3,4]	96
Leases of low value assets expensed[3]	19
Variable lease payments expensed[3,5]	690

[1]	Included in depreciation and amortisation.

[2]	Included in finance costs.

[3]	Included in production costs and corporate, administration and other expenditure.

[4]	The amount includes leases that expire within 12 months of adoption as management elected the short-term expedient.

[5]
These payments relate mostly to mining and drilling contracts. Variable lease payments made comprise 81% of the total lease payments made during the period. The majority of the variable lease payments made relate to the contracting of specialists for mining operations at Harmony's open pit mines and are determined on a per tonne or square metre basis.

The total cash outflows for leases are:

SA Rand
Figures in million	2020

Lease payments made for lease liabilities	46
Short-term lease payments	96
Lease payments of low value assets leased	19
Variable lease payments	690

Total cash outflows for leases	850

29	OTHER NON-CURRENT LIABILITIES

	SA Rand
Figures in million	2020	2019

Sibanye Beatrix ground swap royalty[1]	15	2
Lease liability - non-current[2]	81	—
Provision for Harmony Education Benefit Fund	5	3

Total non-current liabilities	101	5

[1]	The increase is mainly due to the estimated gold allocation increasing from 220kgs to 1 862kgs based on approved life-of-mine plans.

[2]	Refer to note 28 for an analysis of the lease liability.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

ACCOUNTING POLICY - FINANCIAL LIABILITIES (APPLICABLE TO NOTES 30 AND 31)

Financial liabilities are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial liabilities, with the exception of financial liabilities classified at fair value through profit or loss. The subsequent measurement of financial liabilities is discussed below. A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group classifies financial liabilities as follows:

•
Borrowings are initially recognised at fair value net of transaction costs incurred and subsequently measured at amortised cost, comprising original debt less principal payments and amortisation, using the effective yield method. Any difference between proceeds (net of transaction cost) and the redemption value is recognised in the income statement over the period of the borrowing using the effective interest rate method.

Fees paid on the establishment of the loan facilities are capitalised as a pre-payment and amortised over the period of the facility to which it relates, to the extent it is probable that some or all of the facility will be drawn down. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is expensed.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

•
Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Payables are classified as current liabilities if payment is due within a year or less. If not, they are presented as non-current liabilities.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

30	BORROWINGS

SUMMARY OF FACILITIES' TERMS
	Commenced	Tenor (Years)	Matures	Secured	Security	Interest payment basis	Interest charge	Repayment term	Repaid

Existing
R2 billion facility	November 2018	Four	November 2022	Yes	Cession and pledge of operating subsidiaries' shares and claims	Variable			n/a
- R600 million term loan							JIBAR + 2.9%	Eight equal quarterly instalments starting from February 2021 with the final instalment on maturity
- R1.4 billion revolving credit facility							JIBAR + 2.8%	On maturity

US$400 million facility	September 2019	Three	September 2023[1]	Yes	Cession and pledge of operating subsidiaries' shares and claims	Variable		On maturity	n/a
- US$200 million revolving credit facility		Extendable by 1 Year					LIBOR + 2.9%
- US$200 million term loan							LIBOR + 3.05%

US$24 million Westpac loan	July 2018	Four	July 2022	Yes	Cession and pledge of vehicles and machinery	Variable	LIBOR + 3.2%	Quarterly instalments	n/a

US$200 million bridge loan	June 2020	One	June 2021[2]	Yes	Cession and pledge of operating subsidiaries' shares and claims	Variable		On maturity	n/a
						First 6 months	LIBOR + 1.8%
						Next 3 months	LIBOR + 2.4%
						Last 3 months	LIBOR + 3.0%

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

SUMMARY OF FACILITIES' TERMS
	Commenced	Tenor (Years)	Matures	Secured	Security	Interest payment basis	Interest charge	Repayment term	Repaid

Matured
R1 billion revolving credit facility	February 2017	Three	February 2020	Yes	Cession and pledge of operating subsidiaries' shares and claims	Variable	JIBAR + 3.15%	On maturity	November 2018

US$350 million facility	July 2017	Three	July 2020	Yes	Cession and pledge of operating subsidiaries' shares and claims	Variable		On maturity	October 2019
- US$175 million revolving credit facility							LIBOR + 3.00%
- US$175 million term loan							LIBOR + 3.15%

US$200 million bridge loan	October 2017	One	October 2018	Yes	Cession and pledge of operating subsidiaries' shares and claims	Variable		On maturity	July 2018
						First 6 months	LIBOR + 2.5%
						Next 3 months	LIBOR + 3.0%
						Last 3 months	LIBOR + 3.5%

[1]
The syndicate of lenders for the US$400 million facility agreed to the one year extension during July 2020, extending the maturity date to September 2023. Refer to note 38 for details on subsequent events.

[2]	This facility was subsequently cancelled on 6 July 2020. Refer to note 38 for details on subsequent events.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

30	BORROWINGS continued

DEBT COVENANTS

The debt covenant tests for both the Rand and US dollar facilities are as follows:

•	The group's interest cover ratio shall be more than five times (EBITDA1/ Total interest paid);

•	Tangible Net Worth[2] to total net debt ratio shall not be less than four times or six times when dividends are paid;

•	Leverage[3] shall not be more than 2.5 times.

[1]	Earnings before interest, taxes, depreciation and amortisation (EBITDA) as defined in the agreement excludes unusual items such as impairment and restructuring cost.

[2]
Tangible Net Worth is defined as total equity less intangible assets. During June 2020, lenders agreed to relax the Tangible Net Worth to total net debt covenant from four times to two times until December 2020, in order to provide flexibility to the group following the disruptions from the COVID-19 pandemic.

[3]	Leverage is defined as total net debt to EBITDA.

No breaches of the covenants were identified during the tests in the 2019 and 2020 financial years.

INTEREST BEARING BORROWINGS

	SA Rand
Figures in million	2020	2019

Non-current borrowings

R1 billion revolving credit facility	—	—

Balance at beginning of year	—	497
Draw down	—	500
Refinancing	—	(997)

R2 billion facility	1 351	1 489

Balance at beginning of year	1 489	—
Refinancing	—	1 000
Draw down	1 100	700
Repayments	(1 100)	(200)
Transferred to current liabilities	(150)	—
Issue cost	—	(16)
Amortisation of issue cost	12	5

Westpac fleet loan	132	194

Balance at beginning of year	194	—
Draw down	—	322
Repayments	(96)	(64)
Transferred to current liabilities	(16)	(89)
Translation	50	25

US$350 million facility	—	4 143

Balance at beginning of year	4 143	4 427
Repayments	(4 465)	(422)
Amortisation of issue costs	24	44
Translation	298	94

US$400 million facility	5 980	—

Draw down	5 441	—
Issue cost	(95)	—
Amortisation of issue costs	12	—
Translation	622	—

Total non-current borrowings	7 463	5 826

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

30	BORROWINGS continued

INTEREST BEARING BORROWINGS continued

	SA Rand
Figures in million	2020	2019

Current borrowings

R1 billion revolving credit facility	—	—

Balance at beginning of year	—	3
Refinancing	—	(3)

R2 billion facility	150	—

Transferred from non-current liabilities	150	—

Westpac fleet loan	105	89

Balance at beginning of year	89	—
Transferred from non-current liabilities	16	89

US$200 million bridge loan	—	—

Balance at beginning of year	—	687
Repayments	—	(667)
Translation	—	(20)

Total current borrowings	255	89

Total interest-bearing borrowings	7 718	5 915

	SA Rand
Figures in million	2020	2019

The maturity of borrowings is as follows:

Current	255	89
Between one to two years	405	4 232
Between two to four years	7 058	1 594

	7 718	5 915

SA Rand
Figures in million	2020	2019

Undrawn committed borrowing facilities

Expiring within one year	—	—
Expiring after one year	1 366	1 277

	1 366	1 277

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

30	BORROWINGS continued

EFFECTIVE INTEREST RATES

	2020	2019
	%	%

R1 billion revolving credit facility	—	10.1
R2 billion facility	9.3	10.0
Westpac fleet loan	4.4	5.5
US$400 million facility	3.7	—
US$350 million facility	5.6	5.6
US$200 million bridge loan	—	5.1

Refer to note 38 for subsequent events relating to the borrowings.

31	TRADE AND OTHER PAYABLES

ACCOUNTING POLICY

The group accrues for the cost of the leave days granted to employees during the period in which the leave days accumulate.

	SA Rand
Figures in million	2020	2019

Financial liabilities

Trade payables	706	763
Lease liability - current[1]	60	—
Other liabilities (a)	204	167

Non-financial liabilities

Payroll accruals	616	548
Leave liabilities (b)	537	540
Shaft related accruals	585	556
Other accruals	213	148
Value added tax	85	98
Income and mining tax	—	55

Total trade and other payables	3 006	2 875
1 Refer to note 28 for an analysis of the lease liability.

(a)
Includes a loan from Village Main Reef Limited of R55 million. The loan was taken on with the acquisition of the Moab Khotsong operations. The loan is unsecured, interest free and has no fixed terms of payment.

(b)
Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. The movement in the liability recognised in the balance sheet is as follows:

	SA Rand
Figures in million	2020	2019

Balance at beginning of year	540	504
Benefits paid	(567)	(537)
Total expense per income statement	538	575
Translation (gain)/loss	26	(2)

Balance at end of year	537	540

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

32	CASH GENERATED BY OPERATIONS

	SA Rand
Figures in million	2020	2019	2018

Reconciliation of loss before taxation to cash generated by operations:

Loss before taxation	(595)	(2 746)	(4 707)
Adjustments for:
Amortisation and depreciation	3 508	4 054	2 570
Impairment of assets	—	3 898	5 336
Share-based payments	180	230	363
Net decrease in provision for post-retirement benefits	(12)	(12)	(10)
Net decrease in provision for environmental rehabilitation	—	(53)	(27)
Loss on scrapping of property, plant and equipment	62	21	1
Profit from associates	(94)	(59)	(38)
Investment income	(375)	(308)	(343)
Finance costs	661	575	330
Inventory adjustments	(70)	(166)	(211)
Foreign exchange translation difference	989	95	668
Non cash portion of gains/losses on derivatives	1 382	(429)	549
Day one loss amortisation	40	32	37
Silicosis settlement provision	(119)	(62)	(68)
Other non-cash adjustments	22	(16)	(72)

Effect of changes in operating working capital items

(Increase)/decrease in Receivables	(349)	32	(106)
(Increase)/decrease in Inventories	(150)	(88)	(351)
Increase/(decrease) in Payables	(49)	54	368

Cash generated by operations	5 031	5 052	4 289

ADDITIONAL CASH FLOW INFORMATION

The income and mining taxes paid in the statement of cash flow represents actual cash paid less refunds received. Investment income from restricted investments is considered non-cash for the purposes of the cash flow statement. Included in investment income is interest earned from restricted investments of R163 million (2019: R168 million) (2018: R157 million).

At 30 June 2020, R1 366 million (2019: R1 277 million) (2018: R845 million) of borrowing facilities had not been drawn and are therefore available for future operational activities and future capital commitments. Refer to note 30.

The share issue costs were accrued at year-end and do not reflect in the financing section of the cash flow.

(a)	Acquisitions of investments/business

The conditions precedent for the acquisition of Moab Khotsong operations were fulfilled in 2018 and the transaction was completed. Refer to note 12 for details on the consideration paid.

(b)	Principal non-cash transactions

Share-based payments (refer to note 34).

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

33	EMPLOYEE BENEFITS

ACCOUNTING POLICY

•
Pension, provident and medical benefit plans are funded through monthly contributions. The group pays fixed contributions into a separate entity in terms of the defined contribution pension, provident and medical plans which are charged to the income statement in the year to which they relate. The group's liability is limited to its monthly determined contributions and it has no further liability, legal or constructive, if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Refer to note 27 for details of the post-retirement medical benefit plan.

•
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

	2020	2019

Number of permanent employees as at 30 June:

South African operations	31 504	31 199
International operations[1]	1 589	1 638

Total number of permanent employees	33 093	32 837

	SA Rand
Figures in million	2020	2019

Aggregate earnings

The aggregate earnings of employees including executive directors were:

Salaries and wages and other benefits (excluding share-based payments)	10 540	10 623
Retirement benefit costs	842	766
Medical aid contributions	276	259

Total aggregated earnings[2]	11 658	11 648

[1]	The Wafi-Golpu joint operation's employees included in the total is 81 (2019: 194).

[2]	These amounts have been included in cost of sales, corporate expenditure and capital expenditure.

During the 2020 financial year, R122 million (2019: R248 million) was included in the payroll costs for termination costs. Termination costs include the cost relating to the voluntary retrenchment and restructuring process as well as retrenchments due to shaft closures.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

34	SHARE-BASED PAYMENTS

ACCOUNTING POLICY

The group operates the following employee share incentive plans where the group granted share options to certain employees in exchange for services received:

•	The 2006 equity-settled share-based payments plan;

•	The equity-settled Sisonke Employee Share Ownership Plan (ESOP) awarded in 2019; and

•	The equity-settled Management Deferred Share Plan (DSP) awarded during the 2020 financial year.

Equity-settled share-based payments are measured at fair value that includes market performance conditions but excludes the impact of any service and non-market performance conditions of the equity instruments at the date of the grant. The share-based payments are expensed over the vesting period, based on the group's estimate of the shares that are expected to eventually vest. The group used an appropriate option pricing model in determining the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised.

The impact of the revision of original estimates, if any, is recognised in the income statement, with a corresponding adjustment to equity. The proceeds received (if any) net of any directly attributable transaction costs are credited to share capital and premium when the options are exercised.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The fair value of options granted under the 2006 plan was determined using a Monte Carlo valuation model. The significant inputs into the model are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. There were no options granted under the 2006 plan in the current financial period. The fair value of the options granted under the Sisonke ESOP was based on the Harmony spot share price of R28.29 at grant date as there were no market conditions attached to the grant. The fair value of the options granted under the DSP was based on the Harmony spot share prices of between R45.89 and R56.87 at grant date as there was no market condition attached to the grant.

EMPLOYEE SHARE-BASED PAYMENTS

The objective of these schemes is to recognise the contributions of employees to the group's financial position and performance and to retain key employees.

The total cost relating to employee share-based payments is made up as follows:

	SA Rand
Figures in million	2020	2019

2006 share plan	83	197
Sisonke ESOP	73	33
Management DSP	30	—

Total employee share-based payments	186	230

The directors are authorised to issue up to 60 011 669 ordinary shares to participants who have received awards in accordance with Harmony's employee share incentive schemes. Subsequent to the annual general meeting held on 1 December 2010, 40 573 097 shares have been issued in terms of the various share schemes. At 30 June 2020, 12 792 357 share option awards are outstanding in terms of the authorisation and relate to the 2006 share plan.

In December 2018, the board approved the new Total Incentive Plan for management which includes deferred shares. The first allocations under the new plan occurred in October 2019. Our shareholders have authorised up to 25 000 000 shares of the issued share capital to be used for this plan.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

34	SHARE-BASED PAYMENTS continued

EMPLOYEE SHARE-BASED PAYMENTS continued

Options granted under the 2006 share plan

The 2006 share plan consists of share appreciation rights (SARs), performance shares (PS) and restricted shares (RS). The share plan is equity-settled.

Award	Vesting	Performance criteria

SARs
SARs will vest in equal thirds in year three, four and five, subject to the performance conditions having been satisfied.

The SARs will have an expiry date of six years from the grant date and the offer price equals the closing market prices of the underlying shares on the trading date immediately preceding the grant.
2013 to 2014 allocation: The group's headline earnings per share must have grown since the allocation date by more than the South African Consumer Price Index (CPI).
PS	The PS will vest after three years from the grant date, if and to the extent that the performance conditions have been satisfied.
2015 to 2017 allocation:
• 50% of the number of rights awarded are linked to the total shareholder return of the group on an absolute basis.
• 50% of the number of rights awarded are linked to the total shareholder return of the group as compared to that of the South African gold index.

RS	The RS will vest after three years from grant date.	The participant is still employed within the group.

Termination of employees' participation in the share plan is based on "no fault" and "fault" definitions.

• Fault	All unvested and unexercised SARs and all PS and RS not yet vested are lapsed and cancelled.
• No fault	Accelerated vesting occurs and all unvested and unexercised share options are settled in accordance with the rules of the plan.

Executive management is encouraged to retain performance shares when they vest and a minimum shareholding requirement has been introduced to achieve this. This shareholding is meant to align shareholder and executive objectives to grow total shareholder return.

Activity on share options

	SARs		PS	RS
Activity on options and rights granted but not yet exercised	Number of options and rights	Weighted average option price (SA Rand)	Number of rights	Number of rights

For the year ended 30 June 2020

Balance at beginning of year	6 713 044	26.45	21 007 596	—
Options exercised	(6 086 252)	50.16	—	—
Options forfeited and lapsed	(249 459)	23.97	(8 592 572)	—

Balance at end of year	377 333	18.41	12 415 024	—

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

34	SHARE-BASED PAYMENTS continued

EMPLOYEE SHARE-BASED PAYMENTS continued

Options granted under the 2006 share plan continued

Activity on share options continued

	SARs		PS	RS
Activity on options and rights granted but not yet exercised	Number of options and rights	Weighted average option price (SA Rand)	Number of rights	Number of rights

For the year ended 30 June 2019

Balance at beginning of year	9 847 860	50.20	42 427 284	550 996
Options exercised	(1 564 486)	27.50	(20 166 093)	(550 996)
Options forfeited and lapsed	(1 570 330)	56.29	(1 253 595)	—

Balance at end of year	6 713 044	26.45	21 007 596	—

	SARs		PS and RS
Options and rights vested but not exercised at year end	2020	2019	2020	2019

Options and rights vested but not exercised	377 333	5 692 965	—	—
Weighted average option price (SA rand)	18.41	27.89	n/a	n/a

List of options and rights granted but not yet exercised (listed by grant date)	Number of options and rights	Award price (SA Rand)	Remaining life (years)

As at 30 June 2020

Share appreciation rights
17 November 2014	377 333	18.41	0.4

	377 333

Performance shares
15 November 2017	12 415 024	n/a	0.4

	12 415 024

Total options and rights granted but not yet exercised	12 792 357

	SA Rand
Figures in million	2020	2019

Gain realised by participants on options and rights traded during the year	142	484

Fair value of options and rights exercised during the year	144	489

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

34	SHARE-BASED PAYMENTS continued

EMPLOYEE SHARE-BASED PAYMENTS continued

Options granted under the Sisonke ESOP

In December 2017 Harmony approved the establishment of the Sisonke ESOP with the aim to facilitate beneficial interest and ownership by non-managerial employees in South Africa (the beneficiaries) of Harmony shares in order to:

•	Facilitate economic empowerment of Harmony’s employees;

•	Incentivise Harmony’s employees, so as to promote the shared interests of employees and shareholders in the value growth of Harmony; and

•	Further align the interests of the Harmony shareholders and those of the employees of Harmony.

The shares were issued to the Harmony ESOP Trust (the Trust) on 15 January 2019 which is also the date on which the required service period of three years commenced. Each beneficiary under the scheme was awarded 225 Participation Units (PU). The Sisonke ESOP is equity-settled.

Award	Vesting	Performance criteria

PU*	The PU will vest after three years from the date on which the service period commenced	The participant is still employed within the group

*	The term Participation Units means the vested rights of a beneficiary to an equal number of Harmony shares held by the Trust.

Termination of employees' participation in the share scheme is based on "no fault" and "fault" definitions.

• Fault	All unvested and unexercised DS not yet vested are lapsed and cancelled.
• No fault	Accelerated vesting occurs and all unvested and unexercised DS are settled in accordance with the rules of the plan.

Activity on share options

Number of PU
Activity on PU granted but not exercised	2020	2019

Balance at beginning of year	6 819 025	—
Options granted	366 960	6 974 500
Options vested	(257 271)	(107 100)
Options forfeited and lapsed	(160 152)	(48 375)

Balance at end of year	6 768 562	6 819 025

	2020	2019

Gain realised by participants on options exercised during the year (R'million)	12	3
Weighted average share price at the date of exercise (SA Rand)	48.21	27.16
Remaining life (years)	1.5	2.5

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

34	SHARE-BASED PAYMENTS continued

EMPLOYEE SHARE-BASED PAYMENTS continued

Options granted under the Management Deferred Share Plan

Harmony implemented the Total incentive Plan, comprising a long-term Deferred Share Plan (DSP) and a short-term annual cash payment with effect from 1 July 2019. The total incentive for each management-level employee is determined every year through a balanced scorecard calculation.

The balanced scorecard result includes a number of key short- and long-term company performance measures (to be measured over trailing three- and one-year periods). The measures are reviewed and defined annually with appropriate weightings. A portion of the total incentive is paid immediately in cash and the balance is settled by means of deferred shares, which will vest at a rate of 20% per annum over the following five years for the executive managers and prescribed officers, and one-third per annum over the following three years for qualifying management.

Award	Vesting	Performance criteria

DS*
The awards will vest at a rate of 20% per annum over the following five years for executive directors and prescribed officers, and one-third per annum over the following three years for qualifying management.
The participant is still employed within the group

*	Deferred shares

Termination of employees' participation in the share plan is based on "no fault" and "fault" definitions.

• Fault	All unvested and unexercised DS not yet vested are lapsed and cancelled.
• No fault	Accelerated vesting occurs and all unvested and unexercised DS are settled in accordance with the rules of the plan.

Activity on share options

Number of DS
Activity on DS granted but not exercised	2020

Balance at beginning of year	—
Options granted	1 218 013
Options exercised	—
Options forfeited and lapsed	(55 861)

Balance at end of year	1 162 152

List of options granted but not yet exercised (listed by grant date)	Number of options	Remaining life (years)

As at 30 June 2020

Deferred shares
18 September 2019 - 3 years	871 859	2.2
18 September 2019 - 5 years	290 293	4.2

Total options granted but not yet exercised	1 162 152

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

34	SHARE-BASED PAYMENTS continued

OTHER SHARE-BASED PAYMENTS

On 20 March 2013 Harmony signed transaction and funding agreements to give effect to an empowerment transaction to dispose of 30% of its Free State based Phoenix operation (Phoenix) to BEE shareholders, which includes a free-carry allocation of 5% to a community trust that has been created and is currently controlled by Harmony. The transaction closed on 25 June 2013, following the fulfilment of the last condition precedent. In terms of the agreements Phoenix was transferred to a newly incorporated subsidiary; 'PhoenixCo' which subsequently changed its name to Tswelopele Beneficiation Operation (TBO).

The awards to the BEE partners have been accounted for as in-substance options as the BEE partners will only share in the upside, and not the downside of their equity interest in TBO until the date the financing provided by Harmony is fully repaid. On this date the options will be exercised and a non-controlling interest in TBO will be recognised. The award of the options to the BEE partners is accounted for by the group as an equity-settled share-based payment arrangement. The in-substance options carry no vesting conditions and the fair value of the options of R23 million was expensed on the grant date, 25 June 2013.

On 31 December 2019, the loans were settled in full and the option was exercised. The portion of the BEE shareholders' interest in TBO was measured at the net asset value of negative R5 million and reclassified to non-controlling interest on this date. On initial recognition, TBO's negative net asset value of R5 million consists of accumulated profits of R222 million and a historic debit common control reserve of R250 million.

The total comprehensive income attributable to the BEE shareholders allocated to non-controlling interest for the six months ended 30 June 2020 was R12 million and includes a portion of the unrealised loss from the hedges in other reserves. A dividend was declared by TBO on 5 March 2020 and the portion to non-controlling interests amounted to R3 million.

35	RELATED PARTIES

None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had an interest, directly or indirectly, in any transaction from 1 July 2017 or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.

DIRECTORS AND OTHER KEY MANAGEMENT

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

The directors' remuneration is as follows:

	SA Rand
Figures in million	Executive directors	Non- executive directors

2020

Salaries	19	—
Retirement contributions	3	—
Bonuses	5	—
Exercise/settlement of share options	9	—
Directors' fees	—	13

	36	13

2019

Salaries	18	—
Retirement contributions	3	—
Bonuses	14	—
Exercise/settlement of share options	30	—
Directors' fees	—	12

	65	12

In January 2020, Harmony announced the appointment of Ms Boipelo Lekubo as financial director of the company, effective 3 March 2020. Mr Frank Abbott, Harmony’s long-serving financial director, remained on the board as an executive director and assumed responsibility for business development, effective from 3 March 2020.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

35	RELATED PARTIES continued

DIRECTORS AND OTHER KEY MANAGEMENT continued

The following directors and prescribed officers owned shares in Harmony at year-end:

Number of shares
Name of director/prescribed officer	2020	2019

Directors

Peter Steenkamp	512 000	512 000
Andre Wilkens	101 301	101 301
Frank Abbott[1]	1 142 010	1 142 010
Harry 'Mashego' Mashego[2]	—	593
Ken Dicks[3]	35 000	35 000

Prescribed officers

Beyers Nel	42 486	42 486
Johannes van Heerden	160 000	160 000
Philip Tobias	169 294	169 294

1 Frank Abbott retired as an executive director effective 30 September 2020.
2 The movement in shares for the 2020 financial year includes the sale of ordinary shares.
3 Ken Dicks resigned as a non-executive director effective 30 September 2020.

Modise Motloba, Harmony’s deputy chairman, is a director of Tysys Proprietary Limited (Tysys). Tysys entered into a contract with the group during the 2017 financial year to provide services relating to the group’s small and medium enterprise development projects. The contract has a value of up to R5 million per annum. Approximately R5 million (2019: R4 million) was paid during the 2020 financial year relating to services rendered in the current and prior financial years. The contract has a 30-day notice period.

Refer to note 38 for subsequent events relating to changes to the directors and prescribed officers. There were no other changes to the directors' interest between the reporting date and the date of the approval of the financial statements other than indicated above.

OTHER RELATED PARTIES

All the production of the group’s South African operations is sent to Rand Refinery in which Harmony holds a 10.38% interest. Refer to note 20.

	SA Rand
Figures in million	2020	2019

Sales and services rendered to related parties

Joint operations	3	3

Total	3	3

	SA Rand
Figures in million	2020	2019

Purchases and services acquired from related parties

Directors	5	4
Associates	39	40

Total	44	44

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

36	COMMITMENTS AND CONTINGENCIES

COMMITMENTS AND GUARANTEES

	SA Rand
Figures in million	2020	2019

Capital expenditure commitments

Contracts for capital expenditure	262	313
Share of joint operation's contracts for capital expenditure	106	105
Authorised by the directors but not contracted for	1 314	1 499
Total capital commitments	1 682	1 917

Contractual obligations in respect of mineral tenement leases amount to R19 million (2019: R83 million). This includes R18 million (2019:R81 million) for the Wafi-Golpu joint operation.

	SA Rand
Figures in million	2020	2019

Guarantees

Guarantees and suretyships	143	143
Environmental guarantees[1]	479	479

Total guarantees	622	622
1 At 30 June 2020 R104 million (2019: R89 million) has been pledged as collateral for environmental guarantees in favour of certain financial institutions. Refer to note 15.

CONTINGENT LIABILITIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Contingencies will only realise when one or more future events occur or fail to occur. The exercise of significant judgement and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which the suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the outcome of the litigation.

The following contingent liabilities have been identified:

(a)
On 1 December 2008, Harmony issued 3 364 675 Harmony shares to Rio Tinto Limited (Rio Tinto) for the purchase of Rio Tinto’s rights to the royalty agreement entered into prior to our acquisition of the Wafi deposits in PNG. The shares were valued at R242 million on the transaction date. An additional US$10 million in cash will be payable when the decision to mine is made. Of this amount, Harmony is responsible for paying the first US$6 million, with the balance of US$4 million being borne equally by the joint operators.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

36	COMMITMENTS AND CONTINGENCIES continued

CONTINGENT LIABILITIES continued

(b)
The group may have a potential exposure to rehabilitate groundwater and radiation that may exist where the group has and/or continues to operate. The group has initiated analytical assessments to identify, quantify and mitigate impacts if and when (or as and where) they arise. Numerous scientific, technical and legal studies are underway to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Water treatment facilities were successfully implemented at Doornkop, Tshepong Operations and Kusasalethu. These facilities are now assisting in reducing our dependency on state supplied potable water and will be key in managing any post closure decant should it arise.

In terms of Free State operations, Harmony has taken the initiative to develop a comprehensive regional closure plan in addition to updating the regional water balance, which will ensure that there is sufficient water for our organic growth initiatives. The geohydrological studies confirm that there is no risk of decant in Welkom.

Should the group determine that any part of these contingencies require them being recorded and accounted for as liabilities, that is where they become estimable and probable, it could have a material impact on the financial statements of the group.

(c)
Due to the interconnected nature of mining operations in South Africa, any proposed solution for potential flooding and potential decant risk posed by deep groundwater needs to be a combined one, supported by all the mines located in these goldfields. As a result, the Department of Mineral Resources and Energy and affected mining companies require the development of a regional mine closure strategy. Harmony operations have conducted a number of specialist studies and the risk of surface decant due to rising groundwater levels has been obviated at the entire Free State region and Kalgold. In addition, the decant from the KOSH groundwater system tied with our Moab Khotsong operation has been managed through an appropriate groundwater closure plan and sufficient provision has been set aside for this. Therefore, there is no contingency arising from these operations. Additional studies have been commissioned at Doornkop and Kusasalethu. Studies that have been conducted indicate that there is no risk of decant from Doornkop and Kusasalethu, but it is recommended that confirmatory studies be completed. In view of the limitation of current information for accurate estimation of a liability, no reliable estimate can be made for these operations.

(d)
The individual Harmony mining operations have applied for the respective National Water Act, Section 21 Water Use Licenses (WUL) to the Department of Water and Sanitation (DWS). The respective Water Use License Applications (WULA’s) have subsequently not yet been approved by DWS. Two WUL have been issued by DWS for Kalgold and Kusasalethu (amendment currently being drafted for both operations), with neither licence having any material impact to the operation. The remaining WULA’s have not yet been approved by DWS. The WUL conditions for the respective operations are subsequently not yet known and the subsequent potential water resource impact liability as part of the mine rehabilitation and closure process (to which DWS is an important participant and decision maker) is uncertain. The existing WUL for Moab Khotsong, which was recently acquired by Harmony, has already been approved by the DWS. The transferral of the licence and its conditions to Harmony is currently being processed. All operations continue to operate legally and responsibly.

(e)
In terms of the sale agreements entered into with Rand Uranium, Harmony retained financial exposure relating to environmental disturbances and degradation caused by it before the effective date, in excess of R75 million of potential claims. Rand Uranium is therefore liable for all claims up to R75 million and retains legal liability. The likelihood of potential claims cannot be determined presently and no provision for any liability has been made in the financial statements.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

37	FINANCIAL RISK MANAGEMENT

The group's operating activities expose it to a variety of financial risks: market risk (including commodity price risk, currency risk, cash flow interest rate risk and other price risk), credit risk and liquidity risk. The group may use derivative financial instruments to hedge certain risk exposures.

The group's financial assets and liabilities are classified as set out below:

Figures in million (SA Rand)	Debt instruments at amortised cost	Equity instruments designated at fair value through OCI	Derivatives designated as cash flow hedges	Derivatives at fair value through profit or loss	Debt instruments at fair value through profit or loss	Financial liabilities at amortised cost

At 30 June 2020

Financial assets

Restricted cash	169	—	—	—	—	—
Restricted investments	2 698	—	—	—	837	—
Other non-current assets	5	77	—	—	306	—
Non-current derivative financial instruments	—	—	15	35	—	—
- Rand gold hedging contracts	—	—	10	—	—	—
- US$ gold hedging contracts	—	—	5	—	—	—
- US$ silver contracts	—	—	—	5	—	—
- Foreign exchange contracts	—	—	—	30	—	—
- Rand gold derivative contracts	—	—	—	—	—	—
Current derivative financial instruments	—	—	12	6	—	—
- Rand gold hedging contracts	—	—	9	—	—	—
- US$ gold hedging contracts	—	—	3	—	—	—
- US$ silver contracts	—	—	—	6	—	—
Trade and other receivables	804	—	—	—	—	—
Cash and cash equivalents	6 357	—	—	—	—	—

Financial liabilities

Non-current derivative financial instruments	—	—	813	66	—	—
- Rand gold hedging contracts	—	—	717	—	—	—
- US$ gold hedging contracts	—	—	96	—	—	—
- US$ silver contracts	—	—	—	1	—	—
- Foreign exchange contracts	—	—	—	65	—	—
Current derivative financial instruments	—	—	3 169	955	—	—
- Rand gold hedging contracts	—	—	2 909	—	—	—
- US$ gold hedging contracts			260	—	—	—
- US$ silver contracts	—	—	—	3	—	—
- Foreign exchange contracts	—	—	—	695	—	—
- Rand gold derivative contracts	—	—	—	257	—	—
Borrowings	—	—	—	—	—	7 718
Other non-current liabilities	—	—	—	—	—	96
Trade and other payables	—	—	—	—	—	970

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

37	FINANCIAL RISK MANAGEMENT continued

Figures in million (SA Rand)	Debt instruments at amortised cost	Equity instruments designated at fair value through OCI	Derivatives designated as cash flow hedges	Derivatives at fair value through profit or loss	Debt instruments at fair value through profit or loss	Financial liabilities at amortised cost

At 30 June 2019

Financial assets

Restricted cash	136	—	—	—	—	—
Restricted investments	2 045	—	—	—	1 256	—
Other non-current assets	3	59	—	—	271	—
Non-current derivative financial instruments	—	—	24	173	—	—
- Rand gold hedging contracts	—	—	23	—	—	—
- US$ gold hedging contracts	—	—	1	—	—	—
- Foreign exchange contracts	—	—	—	173	—	—
Current derivative financial instruments	—	—	26	283	—	—
- Rand gold hedging contracts	—	—	22	—	—	—
- US$ gold hedging contracts	—	—	4	—	—	—
- US$ silver contracts	—	—	—	—	—	—
- Foreign exchange contracts	—	—	—	283	—	—
Trade and other receivables	627	—	—	—	—	—
Cash and cash equivalents	993	—	—	—	—	—

Financial liabilities

Non-current derivative financial instruments	—	—	172	—	—	—
- Rand gold hedging contracts	—	—	158	—	—	—
- US$ gold hedging contracts	—	—	14	—	—	—
Current derivative financial instruments	—	—	205	65	—	—
- Rand gold hedging contracts	—	—	164	—	—	—
- US$ gold hedging contracts	—	—	41	—	—	—
- US$ silver contracts	—	—	—	2	—	—
- Foreign exchange contracts	—	—	—	2	—	—
- Rand gold derivative contracts	—	—	—	61	—	—
Borrowings	—	—	—	—	—	5 915
Other non-current liabilities	—	—	—	—	—	2
Trade and other payables	—	—	—	—	—	930

Risk management is carried out by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates and hedges certain selected financial risks in close cooperation with the group's operating units. The audit and risk committee and the board provides written principles for overall risk management, as well as written policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

Since March 2020, the COVID-19 pandemic has impacted on various aspects of Harmony's operating environment. Where relevant, reference is made to certain impacts in the discussions below, however a detailed discussion thereof is included in note 4.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

37	FINANCIAL RISK MANAGEMENT continued

MARKET RISK

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (US$). Foreign exchange risk arises when future commercial transactions or recognised financial assets or liabilities are denominated in a currency that is not the entity’s functional currency. Harmony’s revenues are sensitive to the R/US$ exchange rate as all revenues are generated by commodity sales denominated in US$. Harmony may enter into hedging transactions to reduce this risk. The limit currently set by the board is 25% of the group's foreign exchange risk exposure for a period of 24 months. Refer to note 18 and the fair value determination for financial assets and liabilities section below for details of the contracts. The audit and risk committee review the details of the programme quarterly.

The Rand has weakened significantly during the 2020 year, especially during the June 2020 quarter as a result of the COVID-19 pandemic, closing at R17.32/US$1 on 30 June 2020 (2019: R14.13/US$1).This negatively impacted on the valuation of contracts that matured during the quarter and that were outstanding at 30 June 2020. However Harmony continues to enjoy favourable foreign exchange pricing on the uncovered portion of its exposure, while simultaneously locking-in the current higher prices as part of its derivative programme.

The group is exposed to foreign exchange risk arising from borrowings and cash denominated in a currency other than the functional currency of that entity (refer to note 2.2 for details on the group's functional currencies). These exposures are mainly to the US$. The Rand's levels impacted negatively on the translation of the US$ debt facilities at 30 June 2020. Refer to note 30 for further detail.

Translation of the international net assets was impacted by a similar weakening of the Rand against the Australian dollar from R9.91/A$1 at 30 June 2019 to R11.96/A$1. A gain of R1.2 billion has been recognised in other comprehensive income.

The group has reviewed its foreign currency exposure on financial assets and financial liabilities and has identified the following sensitivities for a 10% change in the exchange rate that would affect profit or loss. Management considers a range between 10% and 20% to be a reasonable change given the volatility in the market. The analysis has been performed on the same basis for 2019.

	SA Rand
Figures in million	2020	2019

Sensitivity analysis - borrowings

Rand against US$

Balance at 30 June	5 990	4 143
Strengthen by 10%	599	414
Weaken by 10%	(599)	(414)

Closing rate	17.32	14.13

US$ against Kina

Balance at 30 June	237	283
Strengthen by 10%	21	26
Weaken by 10%	(27)	(31)

Closing rate	0.29	0.30

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

37	FINANCIAL RISK MANAGEMENT continued

MARKET RISK continued

Foreign exchange risk continued

	SA Rand
Figures in million	2020	2019

Sensitivity analysis - financial instruments

Rand against US$

Balance at 30 June	(731)	454
Strengthen by 10%	954	567
Weaken by 10%	(1 106)	(1 511)

Closing rate	17.32	14.13

US$ against AUD

Balance at 30 June	339	—
Strengthen by 10%	31	—
Weaken by 10%	(38)	—

Closing rate	0.69	0.70

US$ against Kina

Balance at 30 June	—	211
Strengthen by 10%	—	19
Weaken by 10%	—	(23)

Closing rate	0.29	0.30

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

37	FINANCIAL RISK MANAGEMENT continued

MARKET RISK continued

Commodity price sensitivity

The profitability of the group’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into Rand gold and US dollar forward gold sale contracts to manage the variability in cash flows from the group’s production, in order to create cash certainty and protect the group against lower commodity prices. The general limit for gold hedging currently set by the board is 20% for a 24-month period. The limit set by the board is 50% of silver exposure over a 24-month period. Management continues to top up these programmes as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. The audit and risk committee review the details of the programme quarterly.

The exposure to the variability in the price of gold is managed by entering into gold forward sales contracts for a portion of the group's production. A portion of the production of the South African operations is linked to Rand gold forward contracts and US$ gold forward contracts were entered into for the production from Hidden Valley. The exposure to the variability in the price of silver for Hidden Valley is managed by entering into US$/silver zero cost collars. These contracts have not been designated as hedging instruments for hedge accounting and the gains and losses are accounted for in the income statement. Refer to note 18 and the fair value determination for financial assets and liabilities section below for further detail on these contracts.

Due to the COVID-19 pandemic, markets experienced extreme volatility in the last four months of the 2020 financial year. As a result of the heightened risk globally, the price of gold in US$ terms increased significantly over the period with the spot price increasing by 26% year on year. This increase, together with the weakening of the Rand discussed above, had a negative impact on the contracts that matured during the June 2020 quarter as well as those that were outstanding at 30 June 2020. However Harmony continues to enjoy favourable commodity and foreign exchange pricing on the unhedged portion of its exposure, while simultaneously locking-in the current higher prices as part of its hedging programme.

The group has reviewed its exposure to commodity linked instruments and has identified the following sensitivities for a 10% change in the commodity price specified per contract that would affect other comprehensive income and profit or loss. Management considers a range between 10% and 20% to be a reasonable change given the recent volatility in the market. The analysis has been performed on the same basis for 2019.

	SA Rand
Figures in million	2020	2019

Sensitivity analysis

Rand gold derivatives

Profit or loss
Increase by 10%	(91)	(76)
Decrease by 10%	102	79

Other comprehensive income
Increase by 10%	(1 279)	(1 162)
Decrease by 10%	1 433	1 174

US$ gold derivatives

Profit or loss
Increase by 10%	—	(20)
Decrease by 10%	—	20

Other comprehensive income
Increase by 10%	(258)	(110)
Decrease by 10%	279	113

US$ silver derivatives

Profit or loss
Increase by 10%	(40)	—
Decrease by 10%	41	4

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

37	FINANCIAL RISK MANAGEMENT continued

MARKET RISK continued

Other price risk

The group is exposed to the risk of fluctuations in the fair value of fair value through profit or loss financial assets as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.

Sensitivity analysis

Certain of the restricted investments are linked to the Top 40 Index on the JSE. A 10% increase in the Top 40 index at the reporting date, with all other variables held constant, would have increased profit or loss by R79 million (2019: R76 million); an equal change in the opposite direction would have decreased profit or loss by R42 million (2019: R17 million).

Interest rate risk

The group's interest rate risk arises mainly from long-term borrowings. The group has variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements as this is a risk that management is prepared to take as the risk is deemed to be low. The audit and risk committee reviews the exposures quarterly.

The interest rate cuts by both the US Federal Reserve and the SARB had a favourable impact on the cost of debt during the year. This was offset by the weakening of the Rand on the cost for the US$ facilities, as well as the increased debt levels, especially in the last quarter, as discussed in Capital Risk Management below.

Interest rate risk arising from long-term borrowings is offset by cash, restricted cash and restricted investments held at variable rates. A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis has been performed on the same basis for 2019.

	SA Rand
Figures in million	2020	2019

Sensitivity analysis - borrowings (finance costs)

Increase by 100 basis points	(77)	(59)
Decrease by 100 basis points	77	59

Sensitivity analysis - financial assets (interest received)

Increase by 100 basis points (a)	58	44
Decrease by 100 basis points (a)	(58)	(44)

(a) The computed sensitivity analysis permissibly excludes cash received on 30 June 2020 as a result of the the equity raise on 24 June 2020 in note 12.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

37	FINANCIAL RISK MANAGEMENT continued

CREDIT RISK

Credit risk is the risk that a counterparty may default or not meet its obligations in a timely manner. Financial instruments which are subject to credit risk are restricted cash, restricted investments, derivative financial instruments and cash and cash equivalents, as well as trade and other receivables (excluding non-financial instruments).

Assessment of credit risk

In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings. The credit risk arising from restricted cash, cash and cash equivalents, restricted investments and derivative financial assets is managed by ensuring amounts are only invested with financial institutions of good credit quality based on external credit ratings. The group has policies that limit the amount of credit exposure to any one financial institution. The audit and risk committee reviews the exposure on a quarterly basis. Exposure to credit risk on trade and other receivables is monitored on a regular basis by management.

Predominantly as a result of the global COVID-19 pandemic, on 27 March 2020, Moody's Investor Service downgraded the South African government's long-term foreign currency and local currency issuer ratings to Ba1 from Baa3, which is a sub-investment grade rating. The country’s sovereign downgrade prompted a re-rating of the five major banks’ international credit ratings as the local banks cannot have a rating higher than the country's sovereign rating.

Furthermore, on 31 March 2020, Fitch Ratings (Fitch) downgraded South Africa’s five major banks citing an adverse impact (driven by the virus) on the banks' operating environment and key financial metrics, notwithstanding any uncertainty on the full economic and financial market implications.

Taking the above events into consideration, the effects of COVID-19 have resulted in the credit ratings of financial institutions dropping by a notch, however, the national scale investment grade rating of these banks is still high, between A+ and AA, and in line with the group's credit risk policy. An assessment of the expected credit losses for the financial assets measured at amortised costs at 30 June 2020 resulted in an immaterial amount for each instrument, in line with the assessment performed in 2019 (refer to Expected credit loss assessment below for further detail). The downgrade therefore had an immaterial effect on these financial instruments.

Management will continue to review the underlying strength of the South African economy as well as the creditworthiness of the financial institutions during this uncertain time and make any changes deemed necessary to safeguard the assets and reduce the credit risk.

The group’s maximum exposure to credit risk is represented by the carrying amount of all financial assets determined to be exposed to credit risk, amounting to R11 244 million as at 30 June 2020 (2019: R5 837 million).

The Social Trust Fund of R22 million (2019: R28 million) has been invested in unit trust investments comprising shares in listed companies.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

37	FINANCIAL RISK MANAGEMENT continued

CREDIT RISK continued

Assessment of credit risk continued

Financial institutions' credit rating by exposure (Source: Fitch Ratings and Global Credit Ratings)

	SA Rand
Figures in million	2020	2019

Cash and cash equivalents

AA	—	671
AA-	6 357	322

	6 357	993

Restricted cash

AA	—	109
AA-	169	27

	169	136

Restricted investments (environmental trusts)

AA	—	3 273
AA-	3 513	—

	3 513	3 273

Derivative financial assets

AA	10	393
AA-	41	69
A+	15	44

	66	506

Expected credit loss assessment

The group recognises loss allowances for expected credit losses (ECLs) on financial assets measured at amortised cost. The group's debt instruments at amortised cost consist of cash and cash equivalents, restricted cash, a portion of restricted investments and trade and other receivables. The assessment of ECLs for the different debt instruments is discussed below:

Cash and cash equivalents
The cash and cash equivalents are held with banks and financial institutions which are rated AA- (see above). The ECL on cash and cash equivalents has been determined using the simplification that allows the group to assume that the credit risk on financial instruments determined to have low credit risk at the reporting date, has not increased significantly since initial recognition of the financial instrument. The ECL was estimated with reference to a probability of default model using external credit ratings in determining the default risk of counterparties. The ECL was determined to be immaterial.

Restricted cash and investments
The restricted cash and investments relate largely to the environmental trust funds. These funds are held with banks and financial institutions which are rated AA- (see above). Impairment of these investments has been determined using the simplification that allows the group to assume that the credit risk on financial instruments determined to have low credit risk at the reporting date, has not increased significantly since initial recognition of the financial instrument. The group considers that its restricted investments and cash have low credit risk based on the external credit ratings of the counterparties with which the funds are deposited with. The ECL was estimated with reference to a probability of default model using external credit ratings in determining the default risk of counterparties.

Concentration of credit risk on restricted cash and investments is considered minimal due to the group’s investment risk management and counterparty exposure risk management policies. The ECL was determined to be immaterial.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

37	FINANCIAL RISK MANAGEMENT continued

CREDIT RISK continued

Expected credit loss assessment continued

Trade and other receivables
The group’s exposure to credit risk arising from trade receivables (metals) and other trade receivables is influenced mainly by the individual characteristics of each customer.

Trade receivables result largely from the sale of gold and are fully performing. Exposure to credit risk on receivables from gold sales is limited through payment terms of two to three days after recognition of revenue for gold sales. The majority of other receivables comprise of a limited number of individually significant customers. The group determines the ECL on trade receivables and individually significant other receivable balances with reference to a probability of default model using external credit ratings in determining the default risk of counterparties. The external credit ratings used range between A+ to AA. The ECL was determined to be immaterial.

Loss allowances on individually insignificant other trade receivables has been determined using the simplified ECL approach using a provision matrix and reflects the short-term maturities of the exposures and past experienced credit judgement. Refer to note 19 for details on the amount of the loss allowance recognised and the stratification of trade and other receivables for purposes of the assessment.

LIQUIDITY RISK

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. Management prepares cash flow forecasts weekly and ensures that surplus funds are invested in a manner to achieve market-related returns and to provide sufficient liquidity at the minimum risk. The group maintains and refinances committed credit facilities as medium-term forecasts require. The audit and risk committee reviews the updated forecasts quarterly. The group is able to actively source financing at competitive rates. Where necessary, funds will be drawn from its revolving credit facilities (refer to note 30).

The following are the undiscounted contractual maturities of financial liabilities (including principal and interest payments assuming the closing R/US$ exchange rate and interest rate at year end):

	SA Rand
Figures in million	Current	More than 1 year

2020

Other non-current liabilities	—	101
Trade and other payables (excluding non-financial liabilities)	969	—
Derivative financial liabilities	4 238	962
Borrowings
Due between 0 to six months	257	—
Due between six to 12 months	399	—
Due between one to two years	—	779
Due between two to four years	—	7 536

	5 863	9 378

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

37	FINANCIAL RISK MANAGEMENT continued

LIQUIDITY RISK continued

	SA Rand
Figures in million	Current	More than 1 year

2019

Other non-current liabilities	—	2
Trade and other payables (excluding non-financial liabilities)	930	—
Derivative financial liabilities	280	194
Borrowings
Due between 0 to six months	242	—
Due between six to 12 months	241	—
Due between one to two years	—	4 578
Due between two to four years	—	1 624

	1 693	6 398

CAPITAL RISK MANAGEMENT

The primary objective of managing the group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the group, in a way that optimises the cost of capital and matches the current strategic business plan.

The group manages and makes adjustments to the capital structure, which consists of debt and equity, as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. In doing so, the group ensures it stays within the debt covenants agreed with lenders. The group may also sell assets to reduce debt or schedule projects to manage the capital structure.

On 30 June 2020 the group received R3 466 million, through an equity raise, in order to fund the acquisition of AGA's remaining South African assets (refer to note 12). This capital injection has in part attributed to the increase in cash reserves and the consequential decline in the net debt balance.

Harmony drew down additional funds from its debt facilities to sustain ordinary operations and resist any detrimental impacts of COVID-19, resulting in an increase in borrowings (refer to note 30). The levels in Rand terms were also impacted by the translation of US dollar denominated borrowings following the weakening of the Rand.

It is the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing.

Net debt is as follows:

	SA Rand
Figures in million	2020	2019

Cash and cash equivalents	6 357	993
Borrowings	(7 718)	(5 915)

Net debt	(1 361)	(4 922)

There were no changes to the group's approach to capital management during the year.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

37	FINANCIAL RISK MANAGEMENT continued

FAIR VALUE DETERMINATION FOR FINANCIAL ASSETS AND LIABILITIES

The fair value levels of hierarchy are as follows:

Level 1:	Quoted prices (unadjusted) in active markets;

Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices);

Level 3:	Inputs for the asset that are not based on observable market data (that is, unobservable inputs).

The following table sets out the group’s assets and liabilities measured at fair value by level within the fair value hierarchy:

	SA Rand
Figures in million	At 30 June 2020		At 30 June 2019

	Level 2	Level 3	Level 2	Level 3

Fair value through other comprehensive income
Other non-current assets (a)	—	77	—	59
Fair value through profit or loss
Restricted investments (b)	837	—	1 256	—
Derivative financial assets (c)	68	—	506	—
Derivative financial liabilities (c)	(5 003)	—	(422)	—
Loan to ARM BBEE Trust (d)	—	306	—	271

(a)
The increase in level 3 fair value measurement relates to the equity investment in Rand Mutual Assurance previously carried at cost. The fair value of the investment was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment as at 30 June 2020. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied.

(b)
The majority of the balance is directly derived from the Top 40 index on the JSE, and is discounted at market interest rate. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The balance of the environmental trust funds are carried at amortised cost and therefore not disclosed here.

(c)	The mark-to market remeasurement of the derivative contracts was determined as follows:

•
Foreign exchange contracts comprise of zero cost collars and FECs: The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate, Rand/US$ inter-bank interest rates and discounted at market interest rate (zero-coupon interest rate curve). The value of the FECs is derived from the forward Rand/US$ exchange rate and discounted at market interest rate (zero-coupon interest rate curve).

•
Rand gold contracts (forward sale contracts): spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at market interest rate.

•	US$ gold contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at market interest rate.

•
Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at market interest rate.

(d)
The increase in level 3 fair value measurement relates to the ARM BBEE loan that was carried at amortised cost prior to 1 July 2018. Refer to note 17. The fair value was calculated using a discounted cash flow model taking into account projected interest payments and the projected share price for African Rainbow Minerals Limited (ARM) on the expected repayment date. A 10% change in the discount rate of 9.8% would not cause a material change to the fair value of the loan. The fair value of the loan balance is limited to the sum of the capital amounts plus cumulative interest not paid, being R316 million.

The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted investments carried at amortised cost.

The fair values of borrowings are not materially different to their carrying amounts since the interest payable on those borrowings is at floating interest rates. The fair value of borrowings are based on discounted cash flows using a current borrowing rate. The determination of the fair values are level 3 in the fair value hierarchy due to the use of unobservable inputs, including own credit risk.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

38	SUBSEQUENT EVENTS

(a)	On 6 July 2020 Harmony and its subsidiaries cancelled the bridge loan of US$200 million (refer to note 30). The cancellation followed the successful equity raise on 24 June 2020 (refer to note 12).

(b)
On 6 July 2020 a payment of R300 million was made on the R2 billion facility while two payments of US$20 million each were made on 2 July 2020 (R340 million) and 8 July 2020 (R339 million) respectively on the US$400 million facility. Additional payments were made on the R2 billion facility and US$400 million facility of R600 million on 6 October 2020 and of US$30 million (R497 million) on 8 October 2020 respectively.

(c)	The syndicate of lenders for the US$400 million million facility agreed to the one year extension during July 2020, extending the maturity date to September 2023.

(d)
On 14 August 2020, Ms Shela Mohatla was appointed as Group Company Secretary by the board of directors. At the same time Mrs Marian van der Walt was appointed as Senior Group Executive: Enterprise Risk and Investor Relations and will be regarded as a prescribed officer going forward.

(e)	By 1 September 2020, Harmony had completed the recall of all operational employees.

(f)
The last condition precedent for the acquisition of AGA's remaining South African assets (refer note 12 for further detail) was fulfilled during September 2020. The cash consideration of US$200 million was paid on 30 September 2020 and amounted to R3.366 billion based on the average exchange rate set out in the agreement. Control transferred to Harmony on 1 October 2020.

Following the effective date, management has started with a fair value exercise process in accordance with IFRS 3, Business Combinations. An updated life-of-mine plan will be prepared for the various operations that have been acquired.

(g)
On 30 September 2020, Harmony announced the resignations of Mr Ken Dicks and Mr Max Sisulu as independent non-executive directors as well as the retirement of Mr Frank Abbott as executive director with immediate effect.

39	SEGMENT REPORT

ACCOUNTING POLICY

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The chief operating decision-maker has been identified as the CEO's office.

The group has one main economic product, being gold. In order to determine operating and reportable segments, management reviewed various factors, including geographical location as well as managerial structure. It was determined that an operating segment consists of a shaft or a group of shafts or open pit mine managed by a single general manager and management team.

After applying the qualitative and quantitative thresholds from IFRS 8, Operating Segments, the reportable segments were determined as: Tshepong Operations, Moab Khotsong, Bambanani, Joel, Doornkop, Target 1, Kusasalethu, Masimong, Unisel and Hidden Valley. All other operating segments have been grouped together under all other surface operations.

The CODM has been identified as the CEO's office consisting of the chief executive officer, financial director, executive director: new business development, executive director: corporate affairs, chief operating officer: new business development, corporate strategy and projects, chief executive officer: South-east Asia and chief operating officer: South Africa operations. During 2020, the executive: business development was added to the CEO's office, following the appointment of a new financial director. When assessing profitability, the CODM considers the revenue and production costs of each segment. The net of these amounts is the production profit or loss. Therefore, production profit has been disclosed in the segment report as the measure of profit or loss. The CODM also considers capital expenditure, gold production and tonnes milled when assessing the overall economic sustainability of each segment. The CODM, however, does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report.

Segment assets consist of mining assets and mining assets under construction included under property, plant and equipment which can be attributed to the segment. Current and non-current group assets that are not allocated at a segment level form part of the reconciliation to total assets.

A reconciliation of the segment totals to the group financial statements has been included in note 40.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

39	SEGMENT REPORT continued

	Revenue 30 June			Production cost 30 June			Production profit/(loss) 30 June			Mining assets 30 June			Capital expenditure# 30 June			Kilograms produced* 30 June			Tonnes milled* 30 June
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
	Rand million			Rand million			Rand million			Rand million			Rand million			Kg			t'000

South Africa
Underground
Tshepong Operations	5 452	4 685	5 389	4 298	3 973	3 799	1 154	712	1 590	6 733	6 297	8 078	930	1 130	1 008	7 293	7 967	9 394	1 417	1 612	1 716
Moab Khotsong	5 008	4 470	1 672	3 344	3 101	952	1 664	1 369	720	3 842	3 634	3 670	498	559	173	6 592	7 928	3 296	746	970	327
Bambanani	1 591	1 477	1 616	1 040	994	896	551	483	720	443	562	659	50	61	64	2 132	2 515	2 821	200	230	233
Joel	1 037	957	954	1 010	971	920	27	(14)	34	1 080	947	995	151	187	250	1 391	1 567	1 635	349	429	454
Doornkop	2 270	1 931	1 958	1 730	1 564	1 411	540	367	547	2 841	2 759	2 721	281	308	274	2 994	3 273	3 429	681	730	696
Target 1	1 524	1 585	1 630	1 499	1 491	1 318	25	94	312	1 276	1 076	1 260	347	297	309	2 244	2 653	2 854	543	588	680
Kusasalethu	2 293	2 975	2 483	2 577	2 395	2 026	(284)	580	457	1 253	1 300	2 151	188	316	289	3 015	4 989	4 429	615	742	670
Masimong	1 401	1 359	1 505	1 258	1 205	1 154	143	154	351	41	106	57	24	109	129	1 999	2 309	2 623	489	602	647
Unisel	681	713	733	580	564	771	101	149	(38)	6	46	38	7	45	85	982	1 212	1 280	219	256	376
Surface
All other surface operations	3 302	2 403	2 009	2 135	1 938	1 521	1 167	465	488	745	724	553	118	84	136	4 349	4 099	3 570	16 264	15 931	14 143
Total South Africa	24 559	22 555	19 949	19 471	18 196	14 768	5 088	4 359	5 181	18 260	17 451	20 182	2 594	3 096	2 717	32 991	38 512	35 331	21 523	22 090	19 942
International
Hidden Valley (a)	3 748	3 591	409	1 639	1 362	234	2 109	2 229	175	3 810	3 694	3 884	959	1 591	1 563	4 872	6 222	2 862	3 906	3 886	2 499
Total international	3 748	3 591	409	1 639	1 362	234	2 109	2 229	175	3 810	3 694	3 884	959	1 591	1 563	4 872	6 222	2 862	3 906	3 886	2 499
Total operations	28 307	26 146	20 358	21 110	19 558	15 002	7 197	6 588	5 356	22 070	21 145	24 066	3 553	4 687	4 280	37 863	44 734	38 193	25 429	25 976	22 441
Reconciliation of segment information to the consolidated income statement and balance sheet	938	766	94	938	766	82	—	—	12	22 622	15 591	15 455
	29 245	26 912	20 452	22 048	20 324	15 084	7 197	6 588	5 368	44 692	36 736	39 521	3 553	4 687	4 280	37 863	44 734	38 193	25 429	25 976	22 441

#	Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R54 million (2019: R350 million) (2018: R288 million).

(a)	Capital expenditure for 2018 comprises of expenditure of R2 609 million net of capitalised revenue of R1 046 million. No revenue was capitalised in 2019 or 2020.

*	Production statistics are unaudited.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

40	RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS

	SA Rand
Figures in million	2020	2019	2018

Reconciliation of production profit to consolidated profit/(loss) before taxation

Revenue per segment report	28 307	26 146	20 358
Revenue per income statement	29 245	26 912	20 452
Other metal sales treated as by-product credits in the segment report	(938)	(766)	(93)
Other adjustments	—	—	(1)

Production costs per segment report	(21 110)	(19 558)	(15 002)
Production costs per income statement	(22 048)	(20 324)	(15 084)
Other metal sales treated as by-product credits in the segment report	938	766	93
Other adjustments	—	—	(11)

Production profit per segment report	7 197	6 588	5 356
Revenue not included in segments	—	—	1
Production costs adjustments not included in segments	—	—	11
Cost of sales items other than production costs	(3 860)	(8 545)	(8 512)

Amortisation and depreciation of mining assets	(3 409)	(3 961)	(2 468)
Amortisation and depreciation of assets other than mining assets	(99)	(93)	(102)
Rehabilitation expenditure	(47)	(33)	(67)
Care and maintenance cost of restructured shafts	(146)	(134)	(128)
Employment termination and restructuring costs	(40)	(242)	(208)
Share-based payments	(130)	(155)	(244)
Impairment of assets	—	(3 898)	(5 336)
Other	11	(29)	41

Gross profit/(loss)	3 337	(1 957)	(3 144)
Corporate, administration and other expenditure	(611)	(731)	(813)
Exploration expenditure	(205)	(148)	(135)
Gains/(losses) on derivatives	(1 678)	484	99
Other operating expenses	(1 201)	(186)	(667)

Operating loss	(358)	(2 538)	(4 660)
Share on profit from associate	94	59	38
Acquisition-related costs	(45)	—	(98)
Investment income	375	308	343
Finance costs	(661)	(575)	(330)

Loss before taxation	(595)	(2 746)	(4 707)

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the year ended 30 June 2020

40	RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS continued

	SA Rand
Figures in million	2020	2019	2018

Reconciliation of total segment assets to consolidated assets includes the following:

Non-current assets

Property, plant and equipment	7 116	6 604	6 903
Intangible assets	536	533	545
Restricted cash	107	92	77
Restricted investments	3 535	3 301	3 271
Investments in associates	146	110	84
Inventories	47	43	46
Deferred tax assets	531	1	—
Other non-current assets	388	333	264
Derivative financial assets	50	197	84

Current assets

Inventories	2 421	1 967	1 759
Restricted cash	62	44	38
Trade and other receivables	1 308	1 064	1 139
Derivative financial assets	18	309	539
Cash and cash equivalents	6 357	993	706

	22 622	15 591	15 455